OLD MUTUAL | plc

5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA



SUPPL

13 October 2006



Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2 (b) under Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the press releases or other material public documents issued by OM plc up to 30 September 2006 described in the attached schedule.

Yours faithfully

M. C. Murray
Group Company Secretary
Old Mutual plc

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

Old Mutual plc is a public company limited by shares, incorporated in England and Wales under registered number 3591559
Registered office as above.

Press releases for the period up to and including 30 September 2006

Date of Announcement	Subject
4 May 2006	Q1 trading update by Nedbank Group Limited
10 May 2006	Q1 trading update by *Old Mutual plc*
10 May 2006	Results of voting at Annual General Meeting 2006
16 May 2006	Appointment of Chief Executive Officer of Old Mutual (USA)
31 May 2006	Q1 results of Skandia Group
1 June 2006	Skandia Group – Dealing arrangements following delisting from the Stockholm Stock Exchange
20 June 2006	Skandia Market Update
3 July 2006	Compulsory purchase of remaining Skandia shares
20 July 2006	Appointment of new Group Finance Director by Old Mutual plc
2 August 2006	*Interim results* of Mutual & Federal Insurance Company Limited for the six months ended 30 June 2006
7 August 2006	Interim results of Nedbank Group Limited for the six months ended 30 June 2006
10 August 2006	Old Mutual plc – New business update for the six months to 30 June 2006
23 August 2006	Shares in issue at 30 June 2006
5 September 2006	BEE transactions in Namibia
14 September 2005	Interim results of Old Mutual plc for the six months ended 30 June 2006
28 September 2006	Proposed acquisition of Ashfield Capital Partners by Old Mutual Asset Managers (USA)

NEDBANK GROUP LIMITED
(formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

NEDBANK GROUP - FIRST QUARTER 2006 TRADING UPDATE

OVERVIEW

The unaudited trading results for the three months to 31 March 2006 ("the period") reflect the group's continued delivery on its commitments to shareholders and the positive momentum from the last quarter of 2005. The results include ongoing increases in listed property private equity valuations in Nedbank Corporate, strong deal flow and equity trading in Nedbank Capital, as well as tight expense control across the group. All operating divisions recorded strong revenue growth over the corresponding period in 2005, reflecting the benefits of operational efficiencies achieved over the last two years and the buoyant economic environment.

Headline earnings for the period increased by 82,9% to R1 026 million (2005: R561 million). Attributable income grew by 124,4% from R566 million in the corresponding period in 2005 to R1 270 million for the three months ended 31 March 2006.

The group's return on average ordinary shareholders' equity ("ROE") continued to improve, increasing from 12,1% for the three months to 31 March 2005 to 18,0% for the period ended 31 March 2006, boosted primarily by strong revenue growth.

Tom Boardman, chief executive, said: "We are very pleased with the headline earnings growth of 82,9%, with good growth in income across all of the operating divisions. However, shareholders should note that this strong revenue growth and the associated higher ROE are not necessarily sustainable for the full year as the listed property private equity revaluations in Nedbank Corporate, the robust equity trading results and some large transactions within Nedbank Capital are not all currently expected to be of a recurring nature. Items that could be considered to be of a non-recurring nature amounted to approximately R150 million (pre-taxation) for the quarter."

"The group remains committed to meeting its targets of a ROE of 20% and an efficiency ratio of 55% for the 2007 financial year."

PERFORMANCE FOR THE PERIOD

Rm	2006	2005	% change
Net interest income ("NII")	2 420	1 875	29,1
Impairments	378	442	(14,4)
Non-interest revenue (including foreign currency translation gains / losses) ("NIR")	2 290	1 977	15,8
Interest margin (%)	3,82	3,24	
Total expenses	2 687	2 466	9,0
Efficiency ratio (%)	57,0	64,0	
Headline earnings	1 026	561	82,9
Attributable earnings	1 270	566	124,4
ROE (%)	18,0	12,1	

NII grew strongly, with advances increasing by 19,6% (annualised from December 2005). The margin (based on average interest-earning banking assets) continued improving from 3,24% (restated) for the three months ended March 2005 to 3,82% for the period. This margin increase reflects:
- The uplift from the settlement of the expensive empowerment funding for Peoples Bank in April 2005;
- Mix changes from growth in higher margin retail and business banking advances being above the growth in corporate advances;
- Higher endowment levels; and
- A low 2005 base due to the 1% taxation rate decrease which impacted margins on historic structured finance transactions.

The group anticipates some margin reduction during the remainder of the year as a result of continued strong retail and business banking asset growth being funded largely by wholesale deposits.

NIR increased by 15,8%. The group benefited from favourable listed property private equity revaluations in the Property Finance division in Nedbank Corporate of R84 million and continued strong deal flow and equity trading in Nedbank Capital. Commission and fees continued to benefit from increased volume growth when compared to the same period in 2005. Total group bancassurance new business premiums increased by 40%. Excluding foreign currency translation gains / losses, NIR increased by 22,9%.

Impairments totalled R378 million for the period and the annualised impairments charge as a percentage of advances improved from 0,78% for the three months to 31 March 2005 to 0,59% for the period. Impairments, within individual categories of advances, continue to benefit from the good economic environment and improved quality of new business, as well as improved internal processes and recoveries.

Total expenses for the period amounted to R2,7 billion, up 9,0% on the period to March last year. Staff expenses increased as a result of the annual salary increases and the additional staff recruited last year in customer-facing areas, in particular in Nedbank Retail. Marketing expenses grew 38,5% off a low base as the group invested in its new marketing campaign. Owing to continued tight expense control most other major categories of expenses showed a decrease or modest growth over 2005. The prior period includes merger and recovery programme expenses of R24 million and the current period includes an IFRS2 share-based payments expense of R26 million relating to the group's black economic empowerment deal.

With total gross revenue growing by 22,3%, income growth exceeded expense growth (the 'jaws ratio') by 13,3%, resulting in the efficiency ratio improving from 64,0% to 57,0%. However, this ratio is unlikely to be sustainable at this level for the full year owing to the nature of certain of the revenue items referred to above and a planned increase in expenditure to further enhance Nedbank Retail's distribution network and marketing efforts.

The group recorded a capital profit of R243 million (post taxation), mainly from the sale of its remaining holding in Net1 UEPS Technologies Inc as well as the group's 41,4% holding in IQ Business Group and various property assets. The group also sold its investment in the State Bank of Mauritius, subject to final regulatory approval, which had already been written down to its expected realisable value in the 2005 results. There are no further material non-core assets to be sold.

Total assets at R361 billion are R9 billion (10,6% annualised) higher than December 2005. Advances increased by R12 billion (19,6% annualised) and average interest-earning banking assets increased by R16,5 billion. Residential home loans have increased by R4 billion (22,1% annualised) and grew in line with the market during February (the latest available market statistics). Leases and instalment debtors increased by R2 billion (17,6% annualised) with strong growth from Imperial Bank. Loan growth from large corporate clients improved towards the end of the quarter while new loan growth in Business Banking continues its increasing growth trend.

The group continues to be well-capitalised, with the Tier 1 group capital adequacy and total group capital adequacy ratios remaining above the 9,4% and 12,9% respectively reported for December 2005. No further share buy-backs were undertaken during the period. The group successfully issued a bond of R1,5 billion on 19 April 2006 at a rate of 70 basis points

above the R153 which was 1,7 times oversubscribed. The bond, which qualifies as regulatory Tier 2 capital, was issued to pre-finance a portion of the NED1 issue, which Nedbank intends to call on the call date of 20 September 2006, subject to prior written approval by the Registrar of Banks, and to balance the levels of debt and equity in regulatory capital as part of the bank's long-term capital management programme.

EARNINGS FORECASTS - SIX MONTHS TO 30 JUNE 2006

Assuming economic conditions remain constant, the directors expect headline earnings for the six months to 30 June 2006 to be between 33% and 53% higher than the R1 398 million reported for the six months to 30 June 2005. Headline earnings per share is anticipated to be between 30% and 50% greater than the 354 cents per share reported for June 2005.

Based on the forecast range of headline earnings per share above and the net capital profits from non-core asset sales, basic earnings per share for the six months to June 2006 is estimated to be between 45% and 65% higher than the 356 cents per share reported for June 2005.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

ACCOUNTING POLICIES

Nedbank Group's financial results for the period have been prepared in accordance with International Financial Reporting Standards as expected to be effective for the year ending 31 December 2006. These standards are subject to ongoing review and possible amendment by interpretive guidance from the International Financial Reporting Interpretations Committee. The results may therefore be subject to change at future reporting dates.

RESTATEMENTS

When the group reported its June 2005 interim results the group reclassified banking and trading assets and the associated NII/NIR. Full details of this restatement were outlined in the SENS announcement on 4 August 2005. The comparative amounts for the period have been amended to ensure a similar classification of NII and NIR. The effect of this amendment in the period to March 2005 was to increase NII by R82 million and the interest margin from 3,10% to 3,24% and to decrease NIR by R82 million.

Nedbank Group's results for the six months ending 30 June 2006 will be released on SENS on Wednesday, 2 August 2006.

The chief financial officer, Mike Brown, will be hosting a conference call at 6pm SA time (4pm GMT / 5pm UK summer time) today, giving an overview of this trading update. The dial-in numbers are as follows:

Live call

South Africa	0800 200 648	Toll-free	
USA	1800 860 2442	Toll-free	
UK	0800 917 7042	Toll-free	
Other	+27 11 535 3600	Toll	

Playback (available for 24 hours)

South Africa/other	+27 11 305 2030	Code: 2575#	Toll
USA	+1 412 317 0088	Code: 2575#	Toll
UK	+44 808 234 6771	Code: 2575#	Toll-free

Sandton
4 May 2006

For further information kindly contact
Tier 1 Investor Relations
Tel: +27 (0)21 702 3102

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

Old Mutual plc

Trading update for the three months to 31 March 2006

Strong start to the year

The Group continues to deliver strong growth across a substantially expanded international footprint following the acquisition of Skandia, with particularly strong sales of unit trust/ mutual fund and asset management products, and good net cash inflows from clients.

Positive equity markets across all of our geographies and the increase in sales have both contributed to the 8% growth in funds under management in the quarter to £248 billion.

- Sales
  - Skandia: Continuing strong growth, with total mutual fund sales up 77% to SEK 13.3 billion and unit-linked sales on an Annual Premium Equivalent (APE) basis up 22% to SEK3.3 billion.
  - South Africa: Life sales up 5% to R940 million on an APE basis, with most segments showing good growth, offset by disappointing Healthcare sales. Exceptional growth in unit trust sales of 66% to R2.8 billion (31 March 2005: R1.7 billion).
  - USA: Life sales were $106 million on an APE basis, a decrease of 16%, reflecting the impact of the initiative to rationalise distribution and maintain sales at around the planned $4 billion level. Mutual fund sales through our retail initiative increased to $339 million from $48 million for the first quarter of 2005.
  - Total sales: Life sales for the combined Group on an APE basis increased by 11% to £395 million. Unit trust/ mutual fund sales increased by 99% to £1.9 billion.
- Funds Under Management
  - Skandia: 8% increase in funds under management since 31 December to SEK691 billion.
  - South Africa: up 4% to R501 billion as our businesses continue to benefit from the powerful growth in the South African economy.
  - USA: funds under management up 9% to $248 billion, driven by excellent net fund inflows of $11.2 billion (31 March 2005: $9.4 billion). This includes $22 billion of funds and $7 billion of net cash flows for eSecLending, the sale of which has been announced.
  - UK & ROW: up 14% to £8 billion, as organic growth continues, with retail fund inflows and favourable market movements driving an increase of 9% in funds at OMAM (UK). Selestia sales were very strong, increasing by 84% to £254 million.
- Nedbank: Strong trading results driven by revenue growth, with net interest income increasing by 29% to R2.4 billion (31 March 2005: R1.9 billion) and non-interest revenue increasing by 16% to R2.3 billion (31 March 2005: R2 billion).

- Mutual & Federal: total gross premiums for the first quarter increased by 4% to R2.2 billion (31 March 2005: R2.1 billion) despite the ongoing softening of the insurance market.
- Embedded value per share, excluding the impact of the Skandia acquisition was up 13% to 197.8p (2,117c) at 31 March 2006, (31 December 2005: 175.6p (1,912c)).

Jim Sutcliffe, Chief Executive, commented: "We have achieved a strong start to the year with powerful growth in both sales and funds under management. Our ambition remains to be an international financial services group of world-class stature, delivering our shareholders more growth with less risk. The acquisition of Skandia was an important step in fulfilling that ambition.

10 May 2006

Enquiries:

Old Mutual plc

Media:

Miranda Bellord (UK)	Tel: +44 (0) 20 7002 7133
Nad Pillay (SA)	Tel: +27 (0) 82 553 7980

Investors:

Malcolm Bell (UK)	Tel: +44 (0) 20 7002 7166
Deward Serfontein (SA)	Tel: +27 (0) 21 509 8709

College Hill (UK) Tel: +44 (0) 20 7457 2020
Tony Friend
Gareth David

Jim Sutcliffe, Chief Executive, will host a conference call for analysts and investors at 08.30 UK time and 09.30 CET/ South African time this morning. The call will include a brief overview of the trading update and an opportunity for questions. Analysts and investors who wish to participate in the conference call should dial the following toll-free numbers:

UK participants: 0800 953 1444
SA participants: 0800 994 090
Swedish participants: 0200 895 350
Std International dial-in (not toll-free): + 44 (0) 1452 542 300

The First Quarter 2006 Trading Statement Financial Disclosure Supplement, can be found on our website at www.oldmutual.com.

Our acquisition of Skandia is now complete, with an effective date of 1 February 2006. All references, however, to Skandia are to trading results for the three-month period to 31 March 2006, with comparatives also quoted for the equivalent three months to 31 March 2005. To ensure transparency of data, the Skandia business has been shown both in this document and the first quarter 2006 Financial Disclosure Supplement, as a single geographical segment.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

SKANDIA

The full text of Skandia's trading update for the first quarter of 2006, released today, can be accessed on Skandia's website, www.skandia.com.

A strong combination

The combined Group is now well positioned to become a leading force in the European savings market through the establishment of efficient distribution networks, leading products and optimal service and systems. Skandia's strong position in Europe adds to Old Mutual's existing strengths in the United States and Africa, giving the enlarged Group a more diversified and sustainable earnings pattern.

We are currently working towards finalising our vision for each of the Skandia businesses with a view to securing future growth and delivering on the targeted synergies, with an Old Mutual- Skandia market update to be provided on 20 June 2006.

Continued strong growth in sales, up 22%

Skandia delivered continued growth in sales during the first quarter of 2006, with total mutual fund deposits increasing by 77% to SEK 13.3 billion, driven by good performance across the UK and Europe & Latin America markets. Strong growth was also experienced in total unit-linked sales on an Annual Premium Equivalent basis, increasing by 22% to SEK3.3 billion compared with SEK2.7 billion for the equivalent period last year.

Increased sales, coupled with buoyant equity markets contributed to the 8% increase in funds under management to SEK 691 billion at the end of March 2006, compared with SEK 640 billion at the end of December 2005.

UK & Offshore – unit-linked sales up 31%

Excellent growth was experienced across unit-linked UK based products during the quarter, driven by the momentum created by the tax year-end and the strong equity markets. Unit-linked sales increased by 31% to £152 million for the three months to 31 March 2006, compared with the same period in 2005.

Sales of Skandia UK's pension products contributed £59 million to total unit-linked sales, an increase of 99% on the equivalent period last year, as advisers continue to consolidate their clients' pension portfolios in response to the release of the Pensions 'A' Day regulations.

Unit-linked bond sales in the first quarter were stable following price refinements made during 2005 in order to secure margin improvements and increase capital efficiency. The sales growth of 13% to £52 million in Skandia UK's offshore arm, Royal Skandia, was largely driven by solid growth in the UK and Middle East. The market uncertainty surrounding the tax treatment of trusts following the release of the

UK Budget in March 2006 may, however, result in a decrease in new business volumes in the second quarter of 2006.

Mutual fund deposits of £286 million also showed growth of 59%, benefiting from the continued industry shift towards fund platforms and the significant increase in sales towards the end of the tax year.

The strong growth in the UK segment in the first quarter benefited from new fund launches, continued service innovation and Skandia's well recognised reputation in the IFA channel, further supported by the naming of the business as 'Company of the Year' at the recent Money Marketing awards.

Europe & Latin America –underlying unit linked sales growth of 50%

2005 first quarter life sales were affected by the EUR 29 million overhang of tax-driven sales in Germany, and sales were 8% lower in the equivalent period this year as a result. However, the underlying trends are very strong with underlying unit-linked sales increasing by 50% for the first quarter, due primarily to growth in Italy, France and Poland. These countries benefited from strong momentum in their local unit-linked markets.

Mutual fund deposits experienced excellent growth, increasing to EUR 690 million, compared with EUR 276 million for the equivalent period last year, driven by the success in delivering high sales volumes in Spain and Columbia.

Nordic - sales up 15%

Unit-linked sales during the first quarter increased by 15% to SEK559 million compared with the first quarter of 2005, with sales in Sweden contributing 10% towards this increase. In the key corporate client segment, sales increased by 5%, whilst sales in the private client segment increased by 30%, mainly driven by the success of the "Kapitalpension" products introduced in the first quarter of 2005 in response to changes in local tax regulations.

SOUTH AFRICA

Our South African businesses continued to benefit from the powerful growth in the South African economy, marked by Rand stability and a low inflationary and interest rate environment. These conditions contributed to a 4% increase in funds under management to R501 billion at 31 March 2006 compared with R480 billion at 31 December 2005.

Life Assurance & Asset Management - Old Mutual South Africa (OMSA)

First quarter powerful growth

OMSA continues to focus on improving customer value for money, strengthening its independent broker and tied agent sales forces and building links with Nedbank. This has produced solid life sales of R945 million (including South African sales into Old Mutual International) (OMI) on an APE basis for the three months to 31 March 2006, an increase of 6% compared to the equivalent period last year. Unit trust sales benefited significantly from the switch in customer preference towards unit trust savings products, increasing by 66% to R2.8 billion.

Individual life sales up 17%

Individual Business life sales of R702 million for the first quarter to 31 March 2006 (including South African sales into OMI) were 17% higher than the R601 million achieved in the equivalent period last year.

Within this, recurring premiums for the first quarter increased by 13% to R475 million from R420 million in the prior period, with strong growth in protection sales of 31% to R180 million and Group Schemes sales of 33% to R155 million.

Individual Life single premiums on an APE basis, increased by 26% to R227 million, reflecting annuity and OMI sales growth.

Sales through our banking channel continue to benefit from the ongoing focus on delivering cross-sales growth, with the gains in the second half of 2005 continuing into 2006.

Group Business sales impacted by poor Healthcare performance

Group Business life sales decreased by 17% to R243 million compared with R294 million for the first quarter in 2005. Strong single premium growth of 68% to R149 million (31 March 2005: R89 million), primarily in annuities, was more than offset by significantly lower Healthcare sales of R72 million compared with R180 million for the equivalent period last year. A range of initiatives has been implemented to generate sales growth, including increased marketing promotion of the *Oxygen* brand and a detailed membership retention strategy.

Margin of 16% in line with expectations

The new business margin of 16% reflects the impact of more competitive product pricing, improved customer value for money and action taken to accelerate new business growth. The Individual Business margin of 10% is in line with management expectations for the quarter and reflects the impact of these initiatives. The Group Business margin was 31%, reflecting sales growth in higher margin products.

Positive net client cashflows

Net client cashflows for the first quarter were a pleasing R2.4 billion compared with negative cash flows of R12.5 billion for the equivalent period last year, benefiting from significant management effort undertaken in the last year through specific distribution initiatives.

Excellent investment performance

Old Mutual Asset Managers (South Africa) (OMAM (SA)) continued to deliver excellent investment performance, ranked second out of the nine institutional asset managers in the Alexander Forbes South African Global Manager Watch (Large), Survey over the three years to 31 March 2006. 74% of funds managed by OMAM (SA) weighted by value over three years to 31 March 2006, outperformed their benchmarks.

Unit trust investment performance also remained strong, with 63% of funds positioned in the top quartile of their respective peer groups over the three-year period to 31 March 2006.

Business developments

Following the Pension Fund Adjudicator's rulings in 2005, the five major South African life assurers, including Old Mutual, signed a Statement of Intent with the National Treasury in late 2005 committing them to the improvement of early termination values for retirement annuities and endowments. The National Treasury recently issued a discussion paper on 'Contractual Savings in the Life Insurance Industry', dealing with the specific issues arising from the Statement of Intent in addition to including more far-reaching comments and recommendations. OMSA expects to be actively involved in the related industry discussions.

Competition Commission approval has now been received for the acquisition of Marriott Properties and Marriott Asset Management announced in October 2005, with the results of these businesses expected to be included in OMSA's results from the second half of 2006.

Banking - Nedbank Group (Nedbank)

The full text of Nedbank's trading update for the first quarter of 2006, released on 4 May 2006, can be accessed on Nedbank's website, *http://www.nedbankgroup.co.za*.

Strong trading results as positive momentum continues

Nedbank continued to deliver with strong trading results for the first quarter of 2006 driven by revenue growth, including favourable listed property private equity revaluations, strong deal flow, robust equity-trading revenue and ongoing tight expense control. All three key operating divisions were successful in driving revenue growth, with headline earnings increasing by 83% to R1 billion compared with R561 million for the first quarter of 2005. Around R150 million of pre-taxation revenue for the quarter could be considered to be of a non-recurring nature and therefore not expected to repeat over the full year. The underlying trends, however are positive.

On track to deliver 2007 targets

The return on equity (ROE) and efficiency ratios benefited from the first quarter revenue growth, improving to 18% and 57% respectively. The business is planning expenditure increases over the remainder of the year to enhance Nedbank Retail's distribution network and marketing efforts. Nedbank remains committed to achieving the 2007 20% ROE and 55% cost-to-income targets despite the impact of this planned expenditure and potential non-sustainability of the first quarter revenue growth.

Growth of 29.1% in net interest income (NII)

NII grew strongly to R2.4 billion (31 March 2005: R1.9 billion), with advances increasing by 19.6% (annualised from December 2005) and the net interest margin showing good growth for the first quarter to 3.82% from 3.24% for the comparative period in 2005. The margin benefited from the uplift from settlement of the expensive empowerment funding for Peoples Bank in April 2005, growth in higher margin retail

and business banking advances and higher endowment levels during the first quarter. Whilst the business has succeeded in significantly growing the margin over the first quarter, some reduction is anticipated over the remainder of the year as a result of continued strong retail, and business banking asset growth being funded largely by wholesale deposits.

Non-interest revenue (NIR) shows solid growth

NIR increased by 15.8% to R2.3 billion reflecting the continued positive deal flow and equity-trading revenue at Nedbank Capital and favourable listed property private equity revaluations at Nedbank Corporate. Bancassurance sales also contributed to this growth, with new business premiums increasing by 40% over the first quarter compared with the equivalent period last year.

Assets up 10.6% (annualised)

Total assets at 31 March 2006 increased by 10.6% (annualised) to R361 billion from R352 billion at 31 December 2005, driven by the 19.6% (annualised) growth in advances. Average interest-earning banking assets also increased by R16.5 billion.

General Insurance - Mutual & Federal

The full text of Mutual & Federal's trading update for the first quarter of 2006, released today, can be accessed on Mutual & Federal's website, www.mf.co.za.

Premiums maintained in a softening cycle

Mutual & Federal succeeded in maintaining premium levels in the first quarter despite the ongoing softening of the short-term insurance market. Total gross premiums for the first quarter increased by 4% to R2.2 billion compared with R2.1 billion for the comparative period in 2005.

Underwriting ratio impacted by increasing claims

The underwriting ratio of 3.7%, whilst benefiting from the increase in premium levels, has been impacted by increased weather-related claims in the first quarter of 2006. It should be noted that short-term insurance results and investment levels fluctuate and those for the first three months of the year are not necessarily indicative of the outturn for the remainder of the half-year.

UNITED STATES

Funds under management up 9% reflect strong organic growth

Funds under management for the combined US businesses increased by 9% to $248 billion from $226 billion at 31 December 2005 driven by strong investment performance and excellent net fund inflows in our asset management business.

US Asset Management

Excellent net fund flows

Funds under management at our US asset management business increased by 9% to $247.6 billion at 31 March 2006 from $226.3 billion at 31 December 2005, driven by excellent net fund inflows of $11.2 billion (31 March 2005: $9.4 billion), achieved in international and core equity and global fixed income. Net fund inflows for the quarter include $7 billion relating to eSecLending, arising primarily in cash collateral assets. Strong investment performance and net positive market movements contributed $9.7 billion or 4% towards the total increase in funds under management.

The business experienced continued positive momentum from the retail initiative investment, with gross sales of $0.6 billion for the first quarter, representing a solid start to the year.

Managing our portfolio

The US asset management business acquired a majority interest in Copper Rock Capital Partners in February 2006, a small-cap growth equity manager headquartered in Boston, with funds under management of $0.4 billion. This marks the completion of an option purchased in February 2005.

The business of Pacific Financial Research (PFR) has now been successfully migrated to Barrow Hanley Mewhinney & Strauss, another affiliate in the US Asset Management business, with the closure of PFR substantially complete.

An announcement was made in late March regarding the planned sale of the securities lending manager, eSecLending, to TA Associates, a leading private equity and buyout firm based in Boston. Whilst eSecLending had grown substantially under our ownership, as a securities lender, there were few remaining synergies to be realised within the Group, thus prompting the decision to divest of this non-core operation. Funds under management for eSecLending of $22 billion have been included in US Asset Management's first quarter results, with the sale expected to close by the end of the second quarter.

US Life

On track for full year sales target

Our goal for this business is to maintain sales around the $4 billion range and in doing so, develop the operation towards maturity and capital self-sufficiency from 2007. In line with this objective, the business took steps to rationalise distribution and products towards the end of last year following a period of record sales, resulting in a decrease in sales for the first quarter of 2006 as planned. The business is on track to achieve the full year sales target of $4 billion.

Offshore annuity sales (on an APE basis) through Old Mutual Bermuda showed particularly high growth, increasing by 65% to $23 million (31 March 2005: $14 million), reflecting a further strengthening of relationships in the existing bank distribution network and an overall expansion in the network during the first quarter.

Pricing disciplines maintained

The 18% margin for the first quarter is at the upper end of our long-term expectations under EEV methodology and reflects our focus on achieving profitability through the maintenance of pricing disciplines, whilst also benefiting from positive investment yields in the first quarter.

On track to release cash

The business remains on track to release cash from 2007, with funds under management of $21 billion at 31 March 2006 now firmly in the $20 to $25 billion dollar range required to achieve capital self-sufficiency.

UK & Rest of World

Organic growth continues

The success of the UK organic growth strategy continues, with funds under management increasing for the UK and ROW segment by 14% to £8 billion at 31 March from £6.9 billion at 31 December 2005.

OMAM (UK) funds under management at £5.1 billion increased by 9% compared with £4.7 billion at 31 December 2005, driven by strong retail fund inflows and favourable market movements. The business continues to benefit from the ongoing expansion of its product portfolio, with the launch of the *Spectrum Plus* product in early April and the strengthening of its distribution capability.

Selestia continues to build critical mass with sales of £254 million, an increase of 84% over sales of £138 million for the equivalent period last year, taking funds under management to £1.9 billion. Going forward, Selestia will become part of our Skandia UK business.

Our joint venture in India, Kotak Mahindra Old Mutual, continues to grow exponentially. Total premium income on an APE basis was £42 million for the first quarter of 2006, up from £22 million for the equivalent period last year. The business is now well established in the Indian market, with 46 branches in 34 cities and an agency force of nearly 12,000.

INTERIM RESULTS

The Group will announce the 2006 interim results for the combined Old Mutual and Skandia Group on 14 September 2006. The Interim announcement has been postponed from the usual August reporting date to accommodate the first time consolidation of Skandia. Going forward, the Group anticipates that the interim and year end reporting dates will occur in August and February respectively.

NAMIBIA BLACK ECONOMIC EMPOWERMENT (BEE) TRANSACTION

The Group's businesses in Namibia are planning a BEE transaction to enhance their competitive position in that country, involving staff, Black Business Partners and trusts. If implemented, the transaction is likely to include an issue of shares by Old Mutual plc to the proposed Black Business Partners and trusts in Namibia on a basis similar to the Group's BEE transactions in South Africa in 2005, and to employees in

Namibia under the Group's existing BEE employee share schemes. We anticipate the cost of the transaction would be similar to the 2005 South African transactions on a pro-rata basis. Any Old Mutual plc shares to be issued as part of the transaction would be issued under the existing share authorities, which we are asking shareholders to renew at today's Annual General Meeting, and the Company does not therefore intend to seek specific approval from its shareholders for the transaction. The transaction may also involve an issue of shares by the Company's South African subsidiaries.

The number of shares to be issued by Old Mutual plc in respect of the transaction is approximately 0.2% of the total number of Old Mutual plc shares currently in issue. Should all the elements of the transaction proceed, the resulting effective economic dilution of the existing issued share capital of the Company, by reference to its current market capitalisation, is anticipated to be less than 0.1%. The Board believes that the commercial benefits of the transaction are likely to exceed the related initial and ongoing costs. A further announcement will be made should the contemplated transaction proceed.

Jim Sutcliffe
Chief Executive

10 May 2006

Annual General Meeting 2006

Director's retirement and Results of shareholder voting

Director's retirement

As planned, Mr Warren Clewlow retired from the Board of Old Mutual plc (the "Company") at the end of the Company's Annual General Meeting (the "AGM") held in London earlier today. He had been a Director of the Company since March 1999. Commenting at the AGM, Chris Collins, Chairman of the Company said: "He has been a stalwart of the Board for many years and we are very grateful to him for his enormous contribution to the Group."

Results of shareholder voting

At the AGM, all of the resolutions set out in the Notice of Meeting sent to shareholders as part of the Report and Accounts and Summary Financial Statements for the year ended 31 December 2005 were voted on by a poll, and the results of the votes cast on the polls were as follows:

Ordinary Resolutions				
Resolution 1	To receive and adopt the directors' report and accounts			
	In favour	Against	% in favour	Votes withheld
	2,958,839,799	19,643,649	99.34%	16,275,255
Resolution 2	To declare a final dividend of 3.65 pence per ordinary share			
	In favour	Against	% in favour	Votes withheld
	2,968,201,267	17,827,234	99.40%	8,773,152
Resolution 3 (i)	Election of Mr R J Khoza as a director of the Company			
	In favour	Against	% in favour	Votes withheld
	2,954,727,774	16,955,929	99.43%	23,113,950
Resolution 3 (ii)	Re-election of Mr N D T Andrews as a director of the Company			
	In favour	Against	% in favour	Votes withheld
	2,979,144,033	1,363,760	99.95%	14,291,235

Resolution 3 (iii)	Re-election of Mr R Bogni as a director of the Company			
	In favour	Against	% in favour	Votes withheld
	2,978,257,527	2,857,465	99.90%	13,686,661
Resolution 3 (iv)	Re-election of Mr N N Broadhurst as a director of the Company			
	In favour	Against	% in favour	Votes withheld
	2,963,322,611	17,983,257	99.40%	13,495,785
Resolution 4	Re-appointment of KPMG Audit Plc as auditors to the Company			
	In favour	Against	% in favour	Votes withheld
	2,871,933,601	42,513,963	98.54%	80,317,845
Resolution 5	Authority to the Audit Committee of the Company to settle the remuneration of the auditors			
	In favour	Against	% in favour	Votes withheld
	2,955,519,145	29,614,808	99.01%	9,660,204
Resolution 6	Approval of the Remuneration Report in the Company's report and accounts			
	In favour	Against	% in favour	Votes withheld
	2,922,116,619	28,491,164	99.03%	44,186,373
Resolution 7	Authority to allot relevant securities up to an aggregate nominal amount of £53,563,000			
	In favour	Against	% in favour	Votes withheld
	2,851,279,788	132,889,245	95.55%	10,632,620

Special Resolutions				
Resolution 8	Authority to allot equity securities up to a maximum nominal aggregate amount of £26,781,000			
	In favour	Against	% in favour	Votes withheld
	2,817,338,254	53,414,168	98.14%	124,049,231

Resolution 9	Authority in accordance with section 166 of the Companies Act 1985 to purchase up to 535,630,000 Ordinary Shares of 10p each in the Company by way of market purchase			
	In favour	Against	% in favour	Votes withheld
	2,972,092,648	12,618,270	99.58%	10,090,735
Resolution 10	Approval of contingent purchase contracts to enable up to a maximum of 535,630,000 Ordinary Shares in the Company to be bought back on the JSE Limited, the Namibian Stock Exchange, the Zimbabwe Stock Exchange, the Malawi Stock Exchange and the Stockholm Stock Exchange			
	In favour	Against	% in favour	Votes withheld
	2,974,946,725	2,288,275	99.92%	17,566,653

Each of the resolutions was accordingly duly passed.

10 May 2006

ENQUIRIES:

Old Mutual plc
Malcolm Bell - Investor Relations (UK) + 44 (0) 20 7002 7166
Miranda Bellord - Media Relations (UK) + 44 (0) 20 7002 7133
Deward Serfontein - Investor Relations (SA) + 27 (0) 21 509 8709
Nad Pillay - Media Relations (SA) + 27 (0) 21 504 8026

College Hill
Tony Friend + 44 (0) 20 7457 2020
Gareth David + 44 (0) 20 7457 2020

For further information about Old Mutual plc visit www.oldmutual.com

Old Mutual appoints first Chief Executive Officer of Old Mutual (USA)

The Board of Old Mutual plc ("Old Mutual" or "the Group") is pleased to announce the appointment of Scott Powers, currently Chief Executive Officer of Old Mutual Asset Management (US), as Chief Executive Officer of Old Mutual (USA).

This appointment, effective from 1 July, will extend Mr Powers' responsibilities to overseeing both the Group's US asset management and its US Life business. Guy Barker, currently head of Old Mutual's US Life business, will be Deputy CEO of Old Mutual (USA), and will remain Chief Executive of the US Life business until he reaches his planned retirement date at the end of 2007.

Jim Sutcliffe, Old Mutual Chief Executive, comments:

"I am delighted that Scott has accepted this appointment as the first CEO of Old Mutual (USA). He has successfully managed the development of our US asset management business for the past four and a half years, with its multi-boutique model delivering superior investment returns to clients and growing funds under management from $160 billion to $249 billion. I am sure he will continue this track record of achievement in his new role."

Scott Powers adds:

"I am very pleased to be appointed CEO of Old Mutual (USA). It is an exciting time in the history of the Group. Since Old Mutual's acquisition of the US businesses in 2000 and 2001, we've gone from strength to strength, and we will continue to seek and develop the best ways to respond to the ever-evolving needs of investors and to creating value for our shareholders.

"From an organizational perspective, we recognise and are determined to protect the unique competitive advantages of our two businesses, while reflecting on the demographics of an ageing Baby Boomer generation that will increasingly look to financial advisers for strategies that provide them with asset protection, wealth accumulation and preservation, and, ultimately, income to support them in their retirement years.

"With the alliance of our two businesses, we are strongly positioned to offer a wide array of attractive strategies to satisfy investors' needs."

16 May 2006

NEWS RELEASE

ENQUIRIES:

Old Mutual plc

Media:

Miranda Bellord (UK)	Tel: +44 (0) 20 7002 7133
Nad Pillay (SA)	Tel: +27 (0) 82 553 7980

Investors:

Malcolm Bell (UK)	Tel: +44 (0) 20 7002 7166
Deward Serfontein (SA)	Tel: +27 (0) 21 509 8709

College Hill (UK)	Tel: +44 (0) 20 7457 2020
Tony Friend	
Gareth David	

For further information about Old Mutual plc visit www.oldmutual.com


Skandia
OLD MUTUAL

interim report january–march 2006


31 May 200

interim report january–march 2006 *)

All data in this interim report are prepared in accordance with IFRS

JANUARY-MARCH:

- Skandia is a member of the Old Mutual Group. As a result of Old Mutual's acquisition and the subsequent low free float, Skandia's shares will be delisted from the Stockholm Stock Exchange. The last day of trading in Skandia shares at the Stock Exchange will be 5 June 2006, but as previously announced, trading will continue through an alternative marketplace.
- Total premiums and deposits increased by 50% to SEK 40,555 million (27,022). New sales of unit-linked assurance increased by 22% to SEK 3,303 million (2,702) and mutual fund deposits increased by 77% to SEK 13,273 million (7,478).
- Revenues rose 16% to SEK 4,347 million (3,756).
- Expenses rose 18% to SEK -3,968 million (-3,370).
- Profit before tax for the period was SEK 379 million (386).
- Profit before tax for unit-linked assurance *was* SEK 572 million (582).
- Profit before tax for mutual funds increased to SEK 25 million from a loss of SEK -16 million.
- Profit after tax for the period, including the result for discontinued operations, was SEK 336 million (423).
- Funds under management rose by 8% since 31 December 2005 to SEK 612 billion.
- Earnings per share before and after dilution were SEK 0.32 (0.41).
- Return on shareholders' equity was 11% (13%) .
- Cash flow from operating activities, excluding changes in deposits and lending in the bank operation, was SEK 0.3 billion (0.5).

First quarter IFRS result

I am pleased to report that the company shows strong growth during the first quarter of 2006.

Total premiums and deposits increased by 50% to SEK 40,555 million (27,022). As reported earlier in the month, unit-linked assurance new sales increased by 22 % to SEK 3,303 million and mutual fund deposits increased by 77% to SEK 13,273 million. Particularly good progress was made in the UK in unit-linked assurance where our team took advantage of the arrival of A-day and increased new sales of pension products by nearly 100% and there was a huge jump in mutual fund deposits in the Europe and Latin America division.

Funds under management rose by 8% to SEK 612 billion, due to net inflows from clients of SEK 21,409 million, together with the impact of favourable markets.

Revenues rose 16% to SEK 4,347 million (3,756), mainly due to a 33% rise in fees from customers. Expenses rose 18% to SEK -3,968 million (-3,370), *mainly due* to higher commissions in connection to the rise in new sales.

Profit before tax was at a similar level to 2005 at SEK 379 million (386). After tax profits were lower as net tax decreased, mainly due to a lower net contribution from policyholder tax in the UK. A lower after tax profit in combination with a higher shareholders' equity led to a reduction in return on shareholders' equity from 13% to 11%.

*) Livförsäkringsaktiebolaget Skandia is not consolidated and is therefore not included in the interim report. All comparison figures pertain to the corresponding period in 2005, unless indicated otherwise.

For information on this report, please contact:

Skandia
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 25 00
Eva Groth, Investor Relations, tel. +46-8-788 25 00

Old Mutual
Malcolm Bell, Investor Relations, tel. +44-20-7002 7166

Skandia's financial reports:
Skandia's published financial reports are available on Skandia's website: www.skandia.com. Reports can also be ordered by phone: +46-8-788 25 00.

Old Mutual's financial reports:
Old Mutual's published financial reports are available on Old Mutual's website: www.oldmutual.com.

Within unit-linked assurance, profit before tax amounted to SEK 572 million (582). Higher revenues arising from asset based charges were offset by higher commissions expenses which grew as a result of the increase in new sales for unit-linked assurance. The 2005 result included the last effects of the exceptional demand in Germany (SEK 80 million). There was a reduction in investment income within unit-linked assurance compared to first quarter 2005 which was positively affected by first time application of IFRS. Administration expenses grew considerably more slowly, by 10%, than the increase in new sales of 22% for unit-linked assurance. These expenses are also lower than the two previous quarters.

Good growth in profits of mutual funds has been experienced due to the gradual maturing of the businesses, particularly within the divisions Europe & Latin America and UK & Offshore. Profit was SEK 25 million compared to a loss of SEK -16 million during first quarter 2005.

Within the operating divisions, the Nordic business profits were up 22% to SEK 289 million, with expenses being tightly managed. Market share in Sweden for unit-linked assurance was stable with new sales growing 10%. We expect increased competition in the future with an increase in a number of niche players in the market.

In the UK & Offshore division, continued buoyant equity markets and a steady inflow to funds under management generated higher revenues and contributed to improvements in both unit-linked assurance and mutual funds. The profit before tax increased by 20% to SEK 348 million (291). Mutual fund deposits were up sharply by 59%.

In the Europe & Latin America division, the SEK 80 million profit from the exceptional demand in Germany last year meant that earnings were much lower in 2006, although we are happy that the trend will be positive from here onwards. Excluding the one-off effect in 2005, the German operation improved its result before taxes by 12% in local currency. In mutual funds deposits were up very sharply, the loss a year earlier was reversed and a profit was reported for the quarter.

Shareholders' equity increased to SEK 12.9 billion, with the impact of a lower effect from the elimination of treasury shares, the issue of option-related shares and the result for the period all contributing to this positive development. Net cash flow from operating activities for the period was positive.

We are now 80 days into our 100 day review of Skandia, and the work to integrate the company into Old Mutual is proceeding according to plan. We are looking forward to providing all investors with full EV information on the Old Mutual basis, as well as addressing many of the strategic issues we face, on 20 June.

Julian Roberts
Chief Executive

Result for the period before tax

The result before tax amounted to SEK 379 million (386). The result before tax for unit-linked assurance remained at a stable level and was SEK 572 million (582). However, the result for unit-linked assurance in the first quarter of 2005 was favourably affected in the amount of SEK 80 million by a change in deferred acquisition costs (DAC) attributable to the sharp rise in sales in Germany at year-end 2004. Revenues for unit-linked assurance increased by 17% while expenses rose 23% compared with the same period last year. Commission expenses increased at a higher rate due to the increase in sales. Result improvements were achieved in the mutual funds business segment, moving from a loss of SEK -16 million in the first quarter of 2005 to a profit of SEK 25 million for the first quarter of 2006, thanks to a 48% rise in revenue. All divisions are contributing to the improvement in mutual fund business. The result of the banking business was down slightly compared with the same period last year, mainly due to higher costs in connection with increased volumes and investments in connection with adoption of the Basel II regulations. The result for other businesses was SEK 16 million (24). The result for joint-group functions was SEK -320 million (-301), of which structural costs accounted for SEK -137 million (-40).

Revenues

Total revenues rose 16% to SEK 4,347 million (3,765). Of this amount, fees from customers accounted for SEK 3,507 million (2,628), an increase of 33%. The trend from previous quarters remains, and a continued rise in net inflows in funds under management, together with growth in the value of funds, has resulted in an increase in fund-based fees in both unit-linked assurance and mutual funds. Fund-based fees accounted for 55% of total fees, compared with 49% in the same quarter a year ago. Premium-based fees from unit-linked assurance business rose 14%. Premium-based fees, and in certain countries also fund-based fees, are charged in the initial years of a contract. These fees are deferred and recognised over the life of the respective contracts. The increase primarily in premium-based fee revenue also entailed an increase in deferred fee income.

Premiums attributable to risk insurance rose 22% to SEK 851 million (699), mainly due to an increase in life assurance, but also in healthcare insurance and the risk element of unit-linked assurance. Higher interest rates led to negative changes in value in the bond portfolio within life assurance, but at the same time a positive impact on technical reserves. Also, there was a reduction in investment income within unit-linked assurance compared to first quarter 2005 which was positively affected by first time application of IFRS. The decrease in net interest income in the banking operation has been offset by higher commission revenue from securities trading.

Expenses

Total expenses rose 18%, mainly due to an increase in commissions and administrative expenses.

Claims incurred in life assurance and risk insurance decreased slightly compared with a year ago. Commissions rose 30%, to SEK -1,769 million (-1,362), due to an increase in new sales of unit-linked assurance and a rise in mutual fund deposits. This also led to a 26% increase (excluding last year's one-time effect of SEK 80 million) in the change in deferred acquisition costs and accrued commission expense, to SEK 572 million (454).

Administrative expenses rose by 10%, mainly due to higher personnel costs in all divisions. Administrative expenses also include SEK -137 million (-40) in structural costs. The increase is mainly attributable to costs associated with the bid process and costs for the integration with the Old Mutual Group. Administrative expenses during the first quarter of 2005 included a SEK -105 million charge for Value Added Tax. Compared to the fourth quarter of 2005, administrative expenses decreased by 11%.

Result for the period after tax

The result for the period after tax was SEK 336 million (423) and included SEK -8 million (-) pertaining to discontinued operations, attributable to American Skandia. After tax profits were lower as net tax decreased, mainly due to a lower net contribution from policyholder tax in the UK. Earnings per share were SEK 0.32 (0.41) before and after dilution. A policyholder tax is charged to policyholders in the form of fees. In the company's income statement this is reported under "Policyholder tax charge". The group's combined tax charge, including the policyholder tax, increased to SEK -1,368 million (-599). The increase is mainly attributable to an increase in policyholder taxes in the UK as a result of the favourable growth in the value of funds under management.

Balance sheet and shareholders' equity

Total assets increased to SEK 593 billion, compared with SEK 551 billion at the start of the year, mainly due to an increase in unit-linked assets and volume growth in the banking operation.

Shareholders' equity increased and amounted to SEK 12.9 billion, compared with SEK 12.1 billion at the start of the year. Borrowings, including financial reinsurance, decreased from SEK 3.7 billion as per 31 December 2005 to SEK 3.6 billion on 31 March 2006. Elimination of certain fund holdings of shares in Skandia Insurance Company Ltd (publ.) has decreased shareholders' equity as per 31 March 2006 by SEK 11 million compared with SEK 247 million as per 31 December 2005.

Cash flow

Cash flow from operating activities, excluding changes in deposits and lending in the banking operation, amounted to SEK 0.3 billion (0.5). Cash flow from investing activities was SEK 0.7 billion (0.2). Payments pertaining to American Skandia and structural costs are expected to be made during 2006.

Premiums and deposits

Skandia's total premiums and deposits increased sharply during the period, to SEK 40,555 million (27,022). This represents an increase of 50%. For unit-linked assurance, premiums and deposits rose 40%, to SEK 26,454 million (18,878). The largest increases were posted by the UK & Offshore division and Europe & Latin America division at 44% and 54%, respectively. As announced on 10 May 2006, new sales of unit-linked assurance increased by 22%, to SEK 3,303 million (2,702). Mutual fund deposits increased by 77% to SEK 13,273 million (7,478)

Funds under management

Unit-linked funds under management continue to develop favourably and increased by 8%, to SEK 456,409 million, compared with SEK 422,770 million at the start of the year. The net inflow of unit-linked assurance business was SEK 15,252 million (10,745). Changes in value amounted to SEK 28,055 million (7,886) and currency effects amounted to SEK -6,166 million (7,925).

Funds under management for mutual fund business also increased, to SEK 155,905 million, compared with SEK 143,279 million at the start of the year. The net inflow amounted to SEK 6,157 million (3,584). Changes in value (net after fees) amounted to SEK 8,763 million (1,709).

Results per division

The result before tax for the UK & Offshore division improved to SEK 348 million (291). Continued buoyant equity markets and a steady inflow of funds under management generated higher revenues and contributed to improvements in both unit-linked assurance and mutual funds. Fund-based fees rose 50% in the division. Bankhall also showed an improvement, from SEK 3 million to SEK 19 million.

The lower result before tax for the Europe & Latin America division is due primarily to the one-off effect of SEK 80 million a year earlier in Germany, and to the fact that the first quarter of 2006 was charged with certain one-time costs mainly related to Spain. Excluding the one-off effect in 2005, the German operation improved its result before taxes by 12% in local currency. In mutual funds, the loss a year earlier was reversed and a profit was reported for the quarter.

The result for the Nordic division increased to SEK 289 million (236), mainly due to an improvement in unit-linked assurance, where revenues rose 26% and expenses by 16%. The result for mutual fund business improved, while earnings of the banking operation were down slightly. The result for Private Healthcare and Group Insurance decreased to SEK -3 million (21), mainly due to the dissolution of a reserve during the first quarter a year earlier and slightly higher claim costs.

Disputes

The status of disputes that Skandia is involved in is described in the 2005 Annual Report on page 82. A ruling in the suit filed by a consumer organisation in Austria against Skandia's subsidiary in Austria, Skandia Leben, has been made in favour of the consumer organisation. The ruling has been appealed by Skandia Leben. The reserve provision of approximately EUR 0.2 million remains. No material changes have taken place with respect to ongoing disputes.

Post-balance sheet events

At Skandia's Annual General Meeting on 27 April 2006, all directors were re-elected. The accounting firm KPMG Bohlins AB was elected as Skandia's auditor. The Annual General Meeting resolved to distribute SEK 0.40 (0.35) per share to the shareholders. Old Mutual plc declared that it waived its right at this Annual General Meeting to the share dividend for 2005 for all of its shares in Skandia.

Reporting of embedded value

As previously announced, this report includes no information about embedded value (EV). In connection with Old Mutual's acquisition of Skandia, work was started on the adaptation of reporting and calculation of Skandia's embedded value to Old Mutual's principles. The effects on embedded value of these adaptations will be presented in connection with Old Mutual's Capital Market Day on 20 June 2006 in London.

Other financial information

As a result of Old Mutual's acquisition, Skandia's shares will be delisted from the Stockholm Stock Exchange. The last day of trading in Skandia shares on the Stockholm Stock Exchange will be on 5 June 2006. In connection with the delisting, Skandia will announce alternative trading opportunities for the remaining shares. Following this, Skandia will no longer publish any interim reports. As a consolidated member of the Old Mutual Group, Skandia will be included in the financial reports published by Old Mutual. Old Mutual will publish an interim report for the second quarter on 14 September 2006.

Consolidated Income Statement

SEK million	Note	2006 3 mos.	2005 3 mos.	2005 12 mos.
REVENUE				
Fee income		3,507	2,628	11,992
Change in deferred fee income (DFI) and fee income receivable (FIR)		-412	-324	-1,424
Net premiums earned		851	699	3,154
Net investment income		37	360	1,463
Net interest income, banking		232	257	1,055
Share of profit/loss of associates		8	2	3
Other income		124	134	515
Total revenue		**4,347**	**3,756**	**16,758**
EXPENSES				
Net claims incurred		-561	-585	-2,943
Commission expenses		-1,769	-1,362	-6,278
Change in deferred acquisition costs (DAC) and accrued commission expense (ACE)		572	534	2,395
Administrative expenses	1	-1,932	-1,764	-7,723
Other expenses		-186	-111	-551
Write-down of goodwill	2	-4	0	-1,135
Financing costs		-88	-82	-385
Total expenses		**-3,968**	**-3,370**	**-16,620**
Result before tax		**379**	**386**	**138**
Policyholder tax charge		1,333	636	2,502
Taxes	3	-1,368	-599	-2,760
Result from continuing operations		**344**	**423**	**-120**
Result from discontinued operations	4	-8	-	-645
Result for the period		**336**	**423**	**-765**
Attributable to:				
Equity holders of the parent company		332	421	-775
Minority interest		4	2	10
Earnings per share:*)				
Continuing and discontinued operations				
Basic		0.32	0.41	-0.76
Diluted		0.32	0.41	-0.76
Continuing operations				
Basic		0.33	0.41	-0.13
Diluted		0.33	0.41	-0.13
Discontinued operations				
Basic		-0.01	0.00	-0.63
Diluted		-0.01	0.00	-0.63
Weighted number of shares, thousands*)				
Basic		1,027,958	1,024,322	1,024,722
Diluted		1,029,646	1,029,732	1,030,619
Number of shares, end of period, thousands*)				
Basic		1,030,763	1,024,393	1,025,154
Diluted		1,032,450	1,029,804	1,031,050

*) For definitions please see page 13.

	2006 3 mos.	2005 3 mos.	2005 12 mos.
1) Administrative expenses			
Personnel expenses	-1,112	-940	-4,067
Other administrative expenses	-941	-905	-4,155
Provision for restructuring costs	5	-	2
Depreciation	-47	-97	-269
Expense recharges	163	178	766
Total	**-1,932**	**-1,764**	**-7,723**

2) Includes a write-down of goodwill in Bankhall, totalling SEK 0 (0) million as per March 2006 and SEK -1,135 million as per Dec. 2005.

3) Includes current tax, deferred tax and policyholder tax.

	2006 3 mos.	2005 3 mos.	2005 12 mos.
4) Result for the period from discontinued operations			
American Skandia market timing *	-8	-	-681
Skandia Asset Management (SAM) supplementary purchase price	-	-	36
Total	**-8**	**0**	**-645**
* Of which: Settlement of market timing investigation	-	-	-673
Legal and other costs pertaining to the sale of American Skandia	-8	-	-196
Result before tax	**-8**	**0**	**-869**
Deferred tax pertaining to market timing	-	-	188
Result after tax	**-8**	**0**	**-681**

Income Statement – business segments

SEK million	Unit-linked assurance		Mutual funds		Life assurance		Banking		Other businesses		Joint functions		Eliminations		Total	
	2006 3 mos	2005 3 mos	2006 3 mos	2005 3 mos	2006 3 mos	2005 3 mos	2006 3 mos	2005 3 mos	2006 3 mos	2005 3 mos	2006 3 mos	2005 3 mos	2006 3 mos	2005 3 mos	2006 3 mos	2005 3 mos
REVENUE																
Fee income	2,495	1,970	765	476	14	14	126	93			174	134	-67	-59	3,507	2,628
Change in deferred fee income and fee income receivable	-370	-322	-42	-4		2									-412	-324
Net premiums earned	389	344			292	214			170	141					851	699
Net investment income	62	216	23	28	-23	114	3	-9	2	16	99	117	-129	-122	37	360
Net interest income, banking							232	257							232	257
Share of profit/loss of associates					1	1			7	1					8	2
Other income	3	3	2	6	-1	1	4	1	101	117	15	6	-	-	124	134
Total revenue	**2,579**	**2,211**	**748**	**506**	**283**	**346**	**385**	**342**	**280**	**275**	**288**	**257**	**-196**	**-181**	**4,347**	**3,756**
EXPENSES																
Net claims incurred	-182	-175			-255	-320			-124	-90					-561	-585
Commission expenses	-1,512	-1,212	-287	-175	-7	-12	-18	-9	-14	-12	-1		70	58	-1,769	-1,362
Change in deferred acquisition costs (DAC) and accrued commission expense	531	533	37	-2					4	3					572	534
Administrative expenses	-806	-734	-299	-243	-14	-14	-250	-221	-127	-150	-435	-402	-1		-1,932	-1,764
Other expenses	-6	-7	-171	-99		1	-8	-6	-1						-186	-111
Write-down of goodwill											-4	-			-4	-
Interest expenses	-32	-34	-3	-3	-	-	-10	-10	-2	-2	-168	-156	127	123	-88	-82
Total expenses	**-2,007**	**-1,829**	**-723**	**-522**	**-276**	**-345**	**-286**	**-246**	**-264**	**-251**	**-608**	**-558**	**196**	**181**	**-3,968**	**-3,370**
Result before tax [1]	**572**	**582**	**25**	**-16**	**7**	**1**	**79**	**96**	**16**	**24**	**-320**	**-301**	**0**	**0**	**379**	**386**

[1] Excluding the result of discontinued operations, totalling SEK -8 million (-).

Results per division

SEK million	Result before tax [1] 2006 3 mos.	2005 3 mos.
UK & Offshore [3]	348	291
Europe & Latin America [3]	102	190
Nordic	289	236
Asia Pacific	-19	-16
Group functions [2]	-341	-315
Total	**379**	**386**

[1] Excluding result from discontinued operations, totalling SEK -8 million as per March 2006 and SEK - million as per March 2005.
[2] Group functions include joint-group expenses, joint-group financial result and unallocated result for business segments.
[3] Starting in 2006, Switzerland is included in the Europe & Latin America division. Comparative figures have been recalculated accordingly.

****

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. In preparation of the consolidated financial statements, Chapter 7 of the Swedish Annual Accounts Act for Insurance Companies and the Swedish Financial Supervisory Authority's guidelines FFFS 2005:34, Chapters 7 and 8, have also been applied. The accounting policies and calculation methods used in preparing this interim report are the same as those used in the 2005 Annual Report.

Stockholm, 31 May 2006
Julian Roberts
Chief Executive

****

This report has not been reviewed by the company's auditors.

Skandia Insurance Company Ltd (publ)
Sveavägen 44
103 50 Stockholm
Phone +46-8-788 10 00
Internet: www.skandia.com
Public company (publ), reg. no. 502017-3083

CONSOLIDATED BALANCE SHEET

SEK billion	Note	2006 31 March	2005 31 Dec.
ASSETS			
Intangible assets			
Goodwill		0.5	0.6
Other intangible assets		0.2	0.1
Reinsurers' share of insurance provisions		1.0	0.9
Reinsurers' share of linked investment contracts		1.2	0.2
Deposits held with cedents	2	3.6	3.7
Deferred acquisition costs	1	19.7	19.3
Deferred tax asset		0.8	0.5
Surplus in defined benefit pension plans		0.7	0.7
Property and equipment		0.5	0.5
Investment properties	2	0.0	0.0
Loans and advances	2	56.1	51.4
Investments in associates	2	0.1	0.1
Other investments	2	21.3	22.9
Investments for the benefit of policyholders		456.4	422.8
Assets, consolidated mutual funds	3	17.3	15.8
Current tax asset		0.4	0.4
Other receivables		6.0	4.0
Other prepayments and accrued income		4.4	4.6
Cash and bank		3.0	2.1
TOTAL ASSETS		**593.2**	**550.6**
EQUITY AND LIABILITIES			
Equity attributable to equity holders of parent		12.8	12.0
Minority interest		0.1	0.1
Total equity		**12.9**	**12.1**
Liabilities			
Subordinated loans	4	0.8	0.8
Insurance provisions	5	16.5	16.6
Liability for linked investment contracts		459.2	423.0
Liabilities consolidated mutual funds	3	17.3	16.0
Deposits received from reinsurers		0.1	0.1
Provisions for pensions		0.2	0.3
Deferred tax liability		4.0	3.0
Deferred fee income	6	16.7	16.6
Other provisions		1.1	1.1
Deposits and borrowings from the public		47.7	45.5
Other interest bearing liabilities	4	3.1	3.3
Current tax liabilities		0.4	0.8
Derivative liability		0.3	0.2
Other payables		9.7	7.8
Other accruals and deferred income		3.2	3.4
TOTAL EQUITY AND LIABILITIES		**593.2**	**550.6**

NOTES TO THE BALANCE SHEET

Note	SEK billion	2006 31 March	2005 31 Dec.
1	**Deferred acquisition costs (DAC)**		
	Opening balance	**19.3**	**16.3**
	Capitalisation of acquisition costs	1.3	4.7
	Amortisation of deferred acquisition costs	-0.7	-2.6
	Deferred acquisition costs in divested companies	-	-
	Impairment of deferred acquisition costs	0.0	0.0
	Exchange differences	-0.2	0.9
	Closing balances	**19.7**	**19.3**
	Of which, unit-linked assurance	19.0	18.6
	Of which, mutual funds	0.7	0.7
2	**Investments**		
	Unit-linked assurance	15.2	13.0
	Mutual funds	0.4	0.4
	Life assurance	11.6	11.8
	Banking	52.5	50.2
	Other businesses and group functions	1.4	2.7
	Total	**81.1**	**78.1**
3	Pertains to consolidation of funds in which the ownership exceeds 50%. For additional explanation, please refer to the accounting policies according to IFRS in the Skandia Annual Report 2005.		
4	**Subordinated loans and other interest-bearing liabilities**		
	Subordinated loans	0.8	0.8
	Bonds, non-banking	2.3	2.3
	Financial reinsurance	0.5	0.6
	Financing	*3.6*	3.7
	Bonds in bank	0.0	0.0
	Other financial liabilities	0.3	0.4
	Total	**3.9**	**4.1**
	Change in bonds		
	Opening balance	**2.3**	**2.2**
	New debt issued	0.0	0.5
	Repurchases and maturities	0.0	-0.4
	Currency conversion	0.0	0.0
	Closing balances	**2.3**	**2.3**
5	**Insurance provisions**		
	Unit-linked assurance	3.9	4.0
	Life assurance	11.6	11.8
	Other businesses	1.0	0.8
	Total	**16.5**	**16.6**
6	**Deferred fee income (DFI)**		
	Opening balance	**16.6**	**14.7**
	Capitalisation of fees	1.0	3.6
	Amortisation of deferred fees	-0.7	-2.6
	Exchange differences	-0.2	0.8
	Closing balances	**16.7**	**16.6**
	Of which, unit-linked assurance	15.9	15.8
	Of which, mutual funds	0.8	0.8
7	**Restructuring reserves (SEK million)**		
	Balance per 31 December 2004	**391**	
	Utilisation of restructuring reserve	-203	
	Reversed provision	-2	
	Reclassification	-54	
	Exchange differences	4	
	Balance per 31 December 2005	**136**	
	Utilisation of restructuring reserve	-13	
	Reversed provision	-5	
	Reclassification	0	
	Exchange differences	-1	
	Balance per 31 March 2006	**117**	

CHANGE IN EQUITY

SEK million	2006 31 March	2005 31 Dec.
Opening balance, shareholders' equity	12,132	12,384
Dividend [2]	-	-362
New issue [3]	114	18
Change in surplus value of owner-occupied properties		7
Share-based payments	52	9
Recognition of actuarial gains and losses from post-employment defined benefit plans	-	127
Sales and purchases of treasury shares held to cover investment contracts [4]	236	277
Change in minority in discontinued operations	-	4
Translation differences	-13	433
Result for the year	336	-765
Closing balance	12,857	12,132

[1] Please refer to the accounting policies according to IFRS in the Skandia Annual Report 2005.
[2] Distributable earnings will decrease in May 2006 by SEK 7 million as a result of the dividend of SEK 0.40 per share to Skandia's shareholders that was approved by the Annual General Meeting, excluding the shareholder Old Mutual plc, which waived its right to the dividend at the Annual General Meeting.
[3] New share issue in connection with stock option programme.
[4] Certain funds in which Skandia has invested for the benefit of policyholders are consolidated. These funds may have invested in Skandia shares. In such case, these are to be eliminated against shareholders' equity. The effect of purchases and sales of shares in Skandia that have taken place during the period, together with the changes in the share price, makes up an explanatory item in the change in shareholders' equity.

EQUITY

	Unit-linked		Life assurance		Total	
SEK million	2006 31 Mar.	2005 31 Dec.	2006 31 Mar.	2005 31 Dec.	2006 31 Mar.	2005 31 Dec.
Equity	9,981	9,575	891	881	10,872	10,456
Equity, mutual funds					617	586
Equity, banking					2,455	2,395
Equity, other businesses					-1,526	-1,474
Equity, group functions, eliminations					439	169
Equity					**12,857**	**12,132**
Number of shares for the benefit of policyholders, thousands					225	5,204

PER-SHARE DATA[1]

	2006 3 mos.	2005 3 mos.	2005 12 mos.	Moving 12 mos. 2006 March
Earnings per share before dilution, SEK [2]	0.33	0.41	-0.13	-0.20
Earnings per share after dilution, SEK [2]	0.33	0.41	-0.13	-0.20

SOLVENCY[1]

	Parent company	
SEK billion	2006 3 mos.	2005 12 mos.
Capital base	11.5	11.6
Solvency margin	0.9	1.0

[1] For definitions, see page 13.
[2] Key ratios are calculated excluding discontinued operations.

STATEMENT OF CASH FLOWS

SEK billion	2006 3 mos.	2005 3 mos.	2005 12 mos.
Cash flow from operating activities before changes in lending/deposits to and from the public and investments in banking operations [1]	0.3	0.5	0.5
Change in lending/deposits to and from the public and investments in banking operations	-0.3	-0.4	-0.7
Cash flow from operating activities	0.0	0.1	-0.2
Cash flow from investing activities	0.7	0.2	1.6
Cash flow from financing activities [1]	0.2	-0.1	-1.4
Net cash flow for the period [2]	**0.9**	**0.2**	**0.0**
Cash and cash equivalents at the start of the period	**2.1**	**2.0**	**2.0**
Exchange rate differences in cash and cash equivalents	**0.0**	**0.1**	**0.1**
Cash and cash equivalents at the end of the period	**3.0**	**2.3**	**2.1**
[1] The group's financing includes financial reinsurance. The decrease/increase of the financial reinsurance liability was previously included in the cash flow from operating activities, but is now included in cash flow from financing activities. Net cash flow relating to financial reinsurance liabilities:	-0.1	-0.1	-0.5
[2] Net cash flow from discontinued operations:	0.0	0.0	0.1

STOCK OPTIONS

During the first quarter of 2006, 424,400 A options and 3,584,000 B options from the 2003 programme were subscribed by Skandia employees. In connection with this, Skandia Umbrella Trust subscribed for 252,513 A options and 1,347,975 B options to cover social security costs. The subscription price was SEK 20.33 per share, and Skandia thus received SEK 114,029 thousand. All A options expire on 1 June and all B options have been subscribed by employees. No options from the 2003 programme are outstanding.

Old Mutual acquired a majority of the shares in Skandia on 26 January 2006. From this date, all outstanding stock options may be used to subscribe for Skandia shares. This also means that all options will expire within not more than 6 months from this date.

For further information on the stock option programmes for the years 2000–2003, please refer to the 2005 Annual Report.

EXCHANGE RATES

SEK	2006 31 Mar.	2005 31 Dec.	2005 30 Sept.	2005 30 June	2005 31 Mar.
EUR Closing rate	9.43	9.39	9.32	9.45	9.15
EUR Average rate	9.38	9.28	9.22	9.16	9.09
GBP Closing rate	13.52	13.66	13.67	14.00	13.31
GBP Average rate	13.65	13.56	13.45	13.36	13.10

Average rates indicate the average rates for the period 1 January through the respective book-closing dates in 2006 and 2005.

Glossary

Acquisition costs: Acquisition costs include all costs, internal as well as external, that arise in connection with the sale of unit-linked assurance and mutual fund savings products. Acquisition costs are to be capitalised (deferred acquisition costs) and amortised according to a schedule that corresponds to the product's economic life.

Capital base: For a life assurance operation, the capital base consists of shareholders' equity, untaxed reserves and certain subordinated loans, less goodwill and other intangible assets.

Fee income: Revenues derived from the policyholders are charged in the form of fees over the entire lifetime of contracts in force. These fees are charged in various forms – usually based on the value of the underlying funds in the contract (fund-based fees), or initially during the early years of a contract based on the size of the premiums paid in (premium-based fees). Fees paid in to Skandia initially upon the sale of a contract are distributed over a period of time. Such fees are treated as deferred income which is dissolved and recognised as revenue over the life of the contract.

Funds under management: Customers' invested assets in unit-linked assurance and mutual funds.

Net effect of policyholder tax: The net sum of income and expenses in the income statement attributable to policyholder tax.

Number of shares outstanding: In calculations of key ratios and information on the number of shares, consideration has not been given to shares that can be considered to have been repurchased due to consolidation of certain fund holdings. As stated in the accounting policies, Skandia consolidates funds in which the company's ownership stake is more than 50%. The shares in Skandia owned by these funds are formally to be considered as treasury shares.
Skandia does not treat these shares as treasury shares, since they make up part of the investment assets for which the policyholders bear the investment risk. A technical reduction of the number of shares would not give a true and fair view of the key ratios per share in Skandia. They have therefore not reduced the number of shares outstanding in calculations of key ratios per share. Information on the number of shares in funds that are consolidated is provided in connection with the table showing capital employed. The change in the number of shares outstanding is due to the fact that Skandia issues new shares when employees exercise their stock options to subscribe for new shares.

Premiums and deposits: Inflows from customers. Pertains to premiums for insurance contracts and deposits toward financial contracts (unit-linked assurance and mutual fund savings products), but not deposits in bank accounts. Corresponds to the previously reported sales figures.

Premiums earned: Written premium attributable to the period, i.e., premiums written less outward reinsurance premiums, adjusted for the unearned portion of premiums.

Result before tax (IFRS): Result before company tax, revenues and expenses related to the policyholder tax, and result from discontinued operations.

Solvency margin: The solvency margin is the minimum permissible level of the capital base by law. The solvency margin is calculated based on the nature and scope of business.

Surrenders: Premature termination of savings due to full repurchase, partial repurchase, premium reduction, conversion to paid-up policy status or transfer.

Underlying profit before tax (IFRS): Profit before tax excluding the write-downs of Bankhall goodwill, structural costs, restructuring costs and provision for VAT.

Key ratios

Earnings per share: Result for the period attributable to the parent company's shareholders, divided by the average number of shares outstanding during the period. The dilutive effect is only calculated if the key ratio deteriorates.

Return on shareholders' equity (IFRS): Result for the period attributable to the parent company's shareholders, excluding profit/loss from discontinued operations, in relation to average shareholders' equity, excluding minority interests during the period.

Skandia Group
Dealing arrangements following delisting from the Stockholm Stock Exchange

Old Mutual plc ("Old Mutual") draws attention to today's announcement by its subsidiary, Försäkringsaktiebolaget Skandia (publ) ('Skandia'), relating to dealing arrangements that will be in place after the delisting of the Skandia's shares from the Stockholm Stock Exchange on the 5 June 2006

The full text of Skandia's announcement is available on the Old Mutual website at www.oldmutual.com. Hard copies are also available from Corporate Affairs, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG or Old Mutual Square, Isibaya Building, 2nd Floor, 93 Grayston Drive, Sandton 2196, South Africa.

1 June 2006

ENQUIRIES:

Old Mutual plc

Malcolm Bell - Investor Relations (UK)	+ 44 (0) 20 7002 7166
Miranda Bellord - Media Relations (UK)	+ 44 (0) 20 7002 7133
Deward Serfontein - Investor Relations (SA)	+ 27 (0) 21 509 8709
Nad Pillay - Media Relations (SA)	+ 27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

Old Mutual Plc
Skandia Market Update

Growth potential greater than expected

Old Mutual plc ("Old Mutual") will today update the market on progress following the acquisition of Försäkringsaktiebolaget Skandia (publ) ("Skandia").

Growth Potential – Doubling Funds Under Management in five years

- Old Mutual acquired Skandia because its businesses operated in countries with attractive demographics which, combined with Skandia's open architecture business model, were expected to deliver significant growth.

- Since completing the transaction on 3 February 2006 Old Mutual has conducted a thorough review of Skandia and concluded that the growth potential of the business is significantly better than anticipated during due diligence. Skandia's funds under management are now expected to increase by 15% per annum, doubling in five years. This, coupled with operating efficiency gains, will triple Skandia's IFRS contribution to Old Mutual by 2008.

No Surprises – Embedded Value and Balance Sheet in line with expectations

- Furthermore, Old Mutual confirms no surprises in Skandia's balance sheet and only modest changes to Skandia's Net Asset Value (NAV) and Embedded Value (EV), well within Old Mutual's assumptions at the time of the acquisition.

Financial Targets – value confirmed

During the presentation Old Mutual will unveil financial targets for Skandia over the next five years, including:

- The doubling of Skandia's funds under management within five years with the UK and ELAM, in particular, showing better than expected growth potential.

- Significant enhancement of Old Mutual's EEV earnings. Skandia will be EEV earnings per share accretive from 2007 if not earlier.

- Initial IFRS earnings dilution in line with expectations. However, with sales growth out-pacing cost increases and operating efficiency gains driving margin improvements, Skandia's contribution to Old Mutual's IFRS earnings is expected to increase at least threefold by 2008.

- Skandia is generating sufficient cash to fund its own growth. All Skandia divisions will be strongly cash generative by 2007.

- As a result of synergies, Skandia plans to deliver divisional pre-tax margin improvements by 2008 of: UK 2 % to 3%, Nordic 1% to 2% and ELAM 2% to 3%.

- Targets for Skandia are 15% Return on Embedded Value (ROEV) by 2008 and 12% Return on Invested Capital (ROIC).

- Overall synergies are confirmed at £70 million per annum and on track for delivery from mid 2008. Total restructuring costs are estimated at £80 million

- Skandia's EEV, restated to align with Old Mutual's market-consistent basis, was SEK 36.5bn (£2.7bn) for 2005, in line with expectations.

- Following adoption of Old Mutual's accounting policies and actuarial assumptions, the enlarged Group had an embedded value of £9.5bn (174p per share) at 31 March 2006, or 183p per share including the value of synergies.

Julian Roberts, Skandia's Chief Executive, commented today: *"Skandia is every bit as good a business as we believed, with the potential to double in size over the next five years. Sales growth is strong and there is a talented team in place keen to move the business forward as we implement a series of initiatives to deliver Skandia's fullest potential."*

Jim Sutcliffe, Chief Executive of Old Mutual, added: *"The acquisition of Skandia is a step up for Old Mutual. We are now a truly international company with boosted growth and a lowered average weighted cost of capital – both of which create value for our shareholders."*

20 June 2006

This presentation will start at 09.00 hours (UK time) and can be viewed as a webcast via www.oldmutual.com where the slide presentation will be available. An interview with Jim Sutcliffe, Chief Executive, Old Mutual in video/audio and text is now available on the Company's website and on *http://www.cantos.com.*

ENQUIRIES:

Old Mutual plc

Malcolm Bell - Investor Relations (UK)	+ 44 (0) 20 7002 7166
Miranda Bellord - Media Relations (UK)	+ 44 (0) 20 7002 7133
Deward Serfontein - Investor Relations (SA)	+ 27 (0) 21 509 8709
Nad Pillay - Media Relations (SA)	+ 27 (0) 21 504 8026

College Hill

Tony Friend	+ 44 (0) 20 7457 2020
Gareth David	+ 44 (0) 20 7457 2020

For further information about Old Mutual plc visit www.oldmutual.com and for Skandia, visit www.skandia.com, where a Swedish version of this release is available.

Notes to editors

1. Old Mutual made its £4.0 billion acquisition of Skandia as part of its strategy to become a world-class international financial services group. Today Old Mutual operates in five principal geographic regions, with the value of the Group's life new business in the first quarter of 2006 evenly derived as follows: South Africa 24%, UK 23%, Nordic 19%, US 18%, and ELAM (Europe and Latin America) 16%.

2. Old Mutual had funds under management of £248 billion at 31 March 2006, making it the sixth largest insurance company in Europe.

3. Old Mutual will report on a quarterly basis from November 2006 and Old Mutual will provide a one-off update on sales on 10 August.

This press release may contain certain forward looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Old Mutual plc's control including amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Old Mutual plc and its affiliates operate. As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward looking statements. Old Mutual plc undertakes no obligation to update the forward looking statements contained in this press release or any other forward looking statements we may make.

Old Mutual plc
Compulsory purchase of remaining Skandia shares

At the close of its offer for Försäkringsaktiebolaget Skandia (publ) ('Skandia') on 14 March 2006, Old Mutual plc ('Old Mutual') confirmed its intention to initiate a compulsory purchase process under the Swedish Business Insurance Act ('the Act') in respect of those Skandia shares still not owned by Old Mutual as soon as the necessary revision to the Act allowed it to do so.

The revision of the Act came into effect on 1 July 2006, and Old Mutual has now requested that the process is referred to arbitration in accordance with the applicable statutory provisions.

3 July 2006

Notes to Editors

At the close of the Offer on 14 March 2006, Old Mutual had received acceptances of its Offer representing 98.73 per cent of the total number of shares and votes in Skandia on an undiluted basis and 98.23 per cent of shares and votes in Skandia on a fully diluted basis.

ENQUIRIES:

Old Mutual plc

Malcolm Bell - Investor Relations (UK)	+ 44 (0) 20 7002 7166
Miranda Bellord - Media Relations (UK)	+ 44 (0) 20 7002 7133
Deward Serfontein - Investor Relations (SA)	+ 27 (0) 21 509 8709
Nad Pillay - Media Relations (SA)	+ 27 (0) 21 504 8026

College Hill

Tony Friend	+44 (0) 20 7457 2020
Gareth David	+44 (0) 20 7457 2020

NEWS RELEASE

Old Mutual appoints new Group Finance Director

Old Mutual plc ("Old Mutual") is pleased to announce the appointment of Jonathan Nicholls as Group Finance Director. Mr Nicholls joins from Hanson PLC, where he has been Finance Director since 1998, and will take up his appointment on 1 November 2006. He will also be appointed to the Old Mutual plc Board.

Mr Nicholls joins Old Mutual after a 10-year career at Hanson PLC and prior to that 11 years with Abbey National (1985 to 1996). Since his arrival at Hanson in 1996, Mr Nicholls has played a key role in the company's successful repositioning following three major demergers in 1996/1997. During this period he has initiated and, with his team, driven continuous improvement of Hanson's operations in over 14 countries and the introduction of more rigorous capital appraisal and strategic planning processes. He has a wealth of M&A experience, reflected in Hanson's successful acquisition of Pioneer International and a large number of bolt-on acquisitions. He is currently a non-executive director of Man Group plc.

Mr Nicholls succeeds Julian Roberts, who became Chief Executive of Skandia in February 2006. Richard Hoskins, currently Acting Group Finance Director, will become Finance Director of Old Mutual's US operations, reporting to Scott Powers, Chief Executive, Old Mutual USA, following handover to Jonathan Nicholls.

Jim Sutcliffe, Chief Executive of Old Mutual plc, said:
"I am delighted to welcome Jonathan to Old Mutual plc. He has strong international credentials, having looked after Hanson's activities across the world and I am sure his appointment will prove invaluable to Old Mutual as it pursues its ambition to become a world-class international financial services group."

Jonathan Nicholls, said:
"I am very excited to be joining Old Mutual at this important stage in its development. I see a real opportunity for me to exercise my skills and experience within this newly-enlarged Group, particularly the areas of cash management and strategic capital allocation across different businesses and markets."

20 July 2006

For further details about Old Mutual plc visit www.oldmutual.com

Enquiries:

Old Mutual plc

Miranda Bellord - Media Relations (UK)	+ 44 (0) 20 7002 7133
Nad Pillay - Media Relations (SA)	+ 27 11 523 9612

College Hill

Tony Friend	+44 (0) 20 7457 2020
Gareth David	+44 (0) 20 7457 2020

NEWS RELEASE

Notes to Editors:

Jonathan holds a BA (Hons) in Economics and Accountancy from Manchester University. He is an Associate of the Institute of Chartered Accountants in England and Wales (ACA), a Fellow of the Association of Corporate Treasurers (FCT) and also PMD (Programme for Management Development) from Harvard Business School.

Jonathan Nicholls is 48 and lives in the UK with his wife and daughter. His hobbies include sailing, snowboarding, motorcycling, mountain biking and food and wine.

An abridged CV and photograph are available on Old Mutual's website at www.oldmutual.com

MUTUAL & FEDERAL FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

Mutual & Federal today (Wednesday, August 2) announced the group results for the six-month period ended 30th June 2006.

Gross Premium Income amounted to R4.3 billion (2005: R4.0 billion) which is an increase of 8% over the previous year. The General Insurance Result declined from R387 million to R281 million as a result of a reduction in the underwriting surplus from 8,2% to 3,9% due to pressure on rates and an increase in the frequency and severity of claims.

The Operating earnings per share for the six-months reduced accordingly from 159 cents to 145 cents per share and Basic earnings per share from 232 cents, by 15% to 197 cents.

The company has declared an interim dividend of 40 cents per share payable on 11th September 2006. Following an ongoing review of the efficient use of capital, the board additionally announced the payment of a special dividend of 800 cents per share payable on the same day. This represents a return of capital to shareholders of R2,3 billion or 40% of the net asset value of the company.

Says Chairman J B Magwaza: "Shareholders will be entitled to elect to receive fully paid ordinary shares in the company as a capitalisation award in respect of either the ordinary interim or the special dividend. Should the election by an individual shareholder cause the creation of fractions of shares these would be rounded down and the balancing figure paid in cash." The payment of the special dividend now brings the return of capital to shareholders to R24,50 per share since September 1999. MD Bruce Campbell commented: "This is indicative of the ongoing focus on optimal capital levels and finding the right balance between return on capital and risk appetite."

Campbell said that although the growth in premium income was satisfactory, it reflected the softening market and the intense level of competition being experienced throughout the sector. He noted that in the light of the significantly benign claims environment experienced in 2004 and in 2005, a number of insurers were actively seeking to increase market share by offering sub-economic premium levels. The underwriting surplus reduced from R271m in the first six months of 2005 to R140m in the current period. The down turn in the cycle had been anticipated as had the return to more normal overall claims patterns. "The result is still regarded as satisfactory taking into account current trading conditions," said Campbell. Mutual & Federal, he said, remained committed to responsible underwriting standards. "Our business is that of paying claims and we should not be surprised when they occur, but it is also important that we price our products appropriately", said Campbell.

"A number of factors had impacted trading conditions for the short term insurance industry in the first half of 2006. The general level of commercial and industrial fire claims had increased in frequency and severity and this had negatively influenced the commercial portfolio," said Campbell. "The personal division had been impacted by adverse weather conditions and an increase in losses from violent crime. The motor account reflected an underwriting deficit and continued to be impacted by an

escalation in the incidence of motor vehicle accidents and the increased costs in repairing imported motor vehicles in particular. More than 40% of new motor sales are imported vehicles, and this has brought a new cost dynamic into the motor results", says Campbell.

Referring to investment income, Campbell said that interest income had increased as a result of positive operational cash flows and higher levels of cash on hand. He said that equity disposals during April 2006 had locked in some of the growth in the value of listed equities and this had contributed to the growth in net asset value per share by 4,5% to 2 028 cents. After the payment of the special dividend the solvency margin would change from current levels of 70% to approximately 40% which is considered more than adequate to sustain ongoing operations as well as future growth expectations.

Looking ahead, Campbell says: "Conditions within the short term insurance market and in the economy in general provides opportunities for business growth. We remain confident that corrective action in the second half of the year particularly related to motor business would ensure that the group continues to achieve modest underwriting profits." He cautioned that short term insurance results fluctuate and the results for the first six months were not necessarily indicative of the outturn for the remainder of the year.

In conclusion he thanked the group's clients, intermediaries and staff for their ongoing support.

For Further information please contact:

Mutual & Federal:
Pieter Bezuidenhout (011) 374-2261
Brian Laird-Smith (011) 374-2207

Clear Distinction Communications:
Carol Dundas (011) 444-0650
083 447 6648

Nedbank Group

Reviewed financial results
for the six months ended 30 June 2006 (the period)

Reg No: 1966/010630/06
Share code: NED
ISIN code: ZAE000004875

Strong performance from all business clusters
Headline earnings up 50,5% to R2 104 million
Headline EPS up 47,5% to 522 cents
Fully diluted HEPS up 43,8% to 509 cents
ROE increased from 14,8% to 18,3%
Efficiency ratio improved from 65,1% to 57,3%
Strong group capital adequacy of 13,3%
Interim dividend per share up 99% to 209 cents

These results and additional information are available on www.nedbankgroup.co.za

'The increasingly outward focus of the Nedbank Group continues to impact positively on our financial performance. Revenue growth is ahead of our original expectations and expense growth remains well-managed. This positive momentum has led to improving staff morale and supports a strategy of investing R1 billion in upgrading and expanding our distribution footprint over the next three years. By constantly improving client service and investing for the future we are confident of delivering on the commitments we have made to our shareholders, clients and staff.'

Tom Boardman
Chief Executive

Overview
Nedbank Group continues to deliver improved financial results, with performance for the period reflecting the benefits of an increasing focus on client service and organic growth, coupled with the operating efficiencies achieved over the last two years. Despite recent market volatility, increasing pressure on fees and signs of increased levels of credit stress in parts of the retail environment, the overall economic environment for banks remains positive.

Headline earnings per share increased by 47,5% to 522 cents (2005: 354 cents). Fully diluted headline earnings per share increased by 43,8% from 354 cents to 509 cents, the June 2006 dilution being impacted by accounting for the black economic empowerment (BEE) scheme under International Financial Reporting Standards (IFRS). Basic earnings per share grew by 62,1% from 356 cents in 2005 to 577 cents in June 2006.

These results are at the upper end of the earnings forecast ranges provided in the group's trading statement on 6 May 2006.

The group's return on average ordinary shareholders' equity (ROE) improved from 14,8% to 18,3% for the period.

Financial performance
The ongoing turnaround in Nedbank Group's financial performance is reflected in the 50,5% increase in headline earnings to R2 104 million. Basic earnings grew by 65,7% to R2 326 million.

Net interest income (NII)
NII grew 25,2% to R5 039 million. Despite margin compression experienced by the industry, the group's margin for the period improved to 3,88% from 3,45% in June 2005.

This margin increase reflects:
- mix changes from the growth in higher-margin retail and business banking advances, as well as a change in the advances mix within Nedbank Retail resulting from higher growth in personal loans;
- the benefit of the settlement of the expensive funding for the minority shareholders of Peoples Bank in April 2005;
- a low base due to the 1% taxation rate decrease, which negatively impacted margins on structured finance transactions in 2005;
- higher endowment levels; and
- the interest on the proceeds from the sales of the remaining holdings in Net1 UEPS Technologies Inc (NUEPS) and State Bank of Mauritius (SBM).

The group anticipates some margin reduction for the remainder of the year as a result of asset growth being funded largely by wholesale deposits. This will be partially offset by the increased endowment effect from interest rate increases.

Impairment losses on loans and advances
The impairments charge rose by 30,0% to R806 million, mostly due to the mix change in advances referred to above, together with specific impairments of R178 million raised in Nedbank Capital. The impairments charge as a percentage of average advances increased from 0,54% to 0,61% for the period, with Nedbank Retail's charge remaining flat at 1,1%, Nedbank Capital's charge deteriorating from 0,5% to 0,9% and Nedbank Corporate's charge improving from 0,2% to 0,1%.

Non-interest revenue (NIR)
NIR for the period increased by 18,3% to R4 591 million. This growth was driven largely by:
- property private equity revaluations in Nedbank Corporate, which were approximately R80 million higher than in the period to June 2005;
- strong deal flow and trading results in Nedbank Capital - the buoyant and volatile market conditions contributed to a 37,3% increase in overall trading income;
- commission and fees, which grew by 17,6%, reflecting the increased volume growth over the comparative period. Fees received from outside the group by Bond Choice grew by 44,2% from R138 million to R199 million; and
- the group's bancassurance operations, which grew strongly, with new business premiums increasing by 21% from R2 294 million to R2 767 million.

In July 2006 Nedbank Retail reduced bank fees for individual current account clients by an average of 13%. Furthermore, fees were largely kept constant in 2005. Service fees for Nedbank Retail's Small Business Services clients remained unchanged for the fourth successive year. Nedbank Mzansi account fees were also substantially reduced to make these products more accessible to new entrants to the banking environment. The reduction of bank fees in 2006 is expected

to impact negatively on NIR in Nedbank Retail by approximately R100 million per annum.

Expenses

Expenses were again well-managed, increasing by 7,2% to R5 516 million. Staff expenses increased by 8,5%, largely as a result of the annual salary increase and the cost of additional staff recruited in client-facing divisions, mainly in Nedbank Retail. Marketing costs increased 32,8% off the low base in 2005 as the group invested in sales and the repositioning of the bank's brand.

Bond Choice's total expenses grew by 40,8% from R157 million to R221 million.

BEE transaction expenses were R66 million (June 2005: Rnil).

The 'jaws' ratio continued to widen, with gross revenue growth of 21,8% exceeding expense growth by 14,6%, resulting in the efficiency ratio improving from 65,1% to 57,3%.

Direct taxation

The effective taxation rate increased from 22,1% to a more normalised 26,5%, as the prior-period rate included the benefits of non-taxable foreign exchange translation gains and credits arising from structured finance transactions, both of which had a more marginal impact in the current period.

Non-trading and capital items

The group recorded a capital profit of R222 million (post-taxation), mainly from the sale of the remaining holding in NUEPS. The investment in SBM and the group's 41,4% shareholding in IQ Business Group were also disposed of during the period in line with their 2005 year-end carrying values. The sale of SBM Nedbank International Limited is awaiting regulatory approval and the investment has been disclosed under assets held for sale at 30 June 2006.

Since inception, the group's non-core asset disposal programme has generated capital profits of R1 357 million.

Balance sheet

Capital

The group remains well-capitalised, with the Tier 1 group capital adequacy ratio increasing from 8,5% in June 2005 to 9,1% in June 2006 through the capital profits from the disposal of non-core assets, higher than expected acceptance of the scrip alternative in respect of dividends and increased earnings. The total group capital adequacy ratio has increased from 12,2% in June 2005 to 13,3% in June 2006.

Advances

Advances increased by R25 billion and average interest-earning banking assets grew by R31 billion. Details of advances growth by category are as follows:

Rm	June 2006	December 2005	Annualised Increase (%)
Home loans	84 002	75 333	23,2
Commercial mortgages	39 385	37 993	7,4
Properties in possession	173	309	(88,8)
Credit cards	4 414	4 074	16,8
Overdrafts	12 939	11 604	23,2
Leases and instalment debtors	38 452	34 935	20,3
Other loans	99 359	89 374	22,5

Impairment of advances	(5 326)	(5 214)	4,3
Total	273 398	248 408	20,3

Deposits

Deposits increased by 14,9% (annualised) from December 2005, although growth in wholesale deposits has outpaced retail deposits. The group maintained a strong liquidity position throughout the period.

Cluster performance

Nedbank Capital

Nedbank Capital increased headline earnings by 34,9% to R576 million and improved ROE to 30,6% (2005: 26,9%).

NIR was up 44,8% to R1 231 million. The trading businesses benefited from the increased volatility in equity, bond and foreign exchange markets and performed well. Total trading income was up 38,7%, with debt securities trading up 69,3% and equity and equity derivatives trading up 52,3%. This strong trading performance was partly offset by impairments charges, which increased from R72 million to R178 million.

All business units benefited from a greater outward focus, the strong deal pipeline built up towards the end of 2005 and the newly implemented coverage model that facilitates the servicing of clients by a single team consisting of investment banking officers, corporate bankers and product experts servicing clients.

During the period the majority of the treasury trading systems were consolidated on the Front Arena System. The migration was completed in a short time frame, with minimal disruption to the business.

The impairment charge is expected to reduce in the second half of the year. Trading conditions are forecast to remain relatively robust, although the first-half performance is unlikely to be repeated.

Nedbank Corporate

Nedbank Corporate increased headline earnings by 37,2% to R1 214 million. ROE increased to 22,0% (2005: 18,2%) mostly as a result of revenue growth, including higher property investment profits, and a reduction in the impairments charge. The profit from the property investment portfolio is, however, expected to be lower over the full year, compared with 2005.

NII and NIR showed double-digit growth, reflecting the momentum being established in the underlying business units. Average advances increased by 11,8% and core transactional fee income grew by 17,4%.

The impairments charge was lower due to reduced specific impairments charges and benefits arising from bad debt recoveries through effective credit management. Expenses were well-controlled.

The new channel convergence platform for the electronic banking needs of Corporate and Business Banking clients was implemented. This product consolidated the different business electronic banking platforms into a state-of-the-art delivery platform and is currently installed at just over 1 000 clients.

Nedbank Retail

Nedbank Retail increased headline earnings by 69,7% to R711 million and ROE increased from 17,5% to 24,2%. The cluster has again

delivered on its financial targets and remains a key contributor to the Nedbank Group turnaround.

The performance has been driven by a focus on profitable asset and client growth, coupled with the benefits of operational efficiencies and a cost-conscious culture.

All the business units performed strongly, despite margin compression in home loans and increased impairments, particularly in the vehicle and asset finance area.

The cluster's focus on client service as a key differentiator continues and recent client service surveys show a significant improvement over last year.

The Eyethu Retail Client Scheme has moved successfully into the operational phase, with over 36 000 active investors. The focus will now be on cross-selling Nedbank products and services to these clients.

A highlight of the first half was the implementation of more competitive pricing across key asset, liability and transactional products. Nedbank Retail's pricing had become uncompetitive in a number of areas in recent years and the bank is now well-positioned to compete as the consumer focus on bank charges increases.

Nedbank Retail has developed a strategy to aggressively expand the bank's retail footprint. This is expected to address the underinvestment in distribution over the last 10 years, as well as the lack of representation in certain areas, and to position the bank for growth. From 2006 to 2008 Nedbank Retail will upgrade and expand its distribution footprint, including opening an additional 400 outlets (110 branches) and upgrading and increasing its ATM network by 50%.

Imperial Bank

Imperial Bank Limited increased headline earnings by 56,1% to R178 million, and improved ROE from 20,2% to 24,6%. The results reflect the benefits of the favourable economic environment. Nedbank Group's share of these earnings was R89 million (2005: R57 million), up 56,1%. NII grew by 37,2% and expenses by 13,5%, resulting in the efficiency ratio improving from 42,9% to 34,7%. Loans and advances grew 36,0%. Advances growth was driven by a strong performance from the Motor Vehicle Finance Division. Impairments increased by 61,9%, largely as a result of the higher level of recoveries in Property Finance in the previous period and impairments in the Motor Vehicle Finance Division returning to more normalised levels, following the benign conditions of 2005.

Imperial Bank restructured its capital base to improve returns to shareholders and to allow for future growth. The bank issued a subordinated (Tier 2) bond (IBL 2) of R500 million, priced at 117 basis points above the benchmark R153 rate, and preference share capital amounting to R300 million, yielding 70% of the prime interest rate. Imperial Bank also bought back R300 million of ordinary shares during the period, with Nedbank Group receiving proceeds of R150 million.

Central Services

The headline loss from Central Services was R486 million but, excluding foreign exchange translation gains, this reduced by 11,9%

from R555 million to R489 million, reflecting a continued improvement in central cost allocations.

The Group Technology Cluster completed the merger and recovery activities by formally closing the Paarl Data Centre, which accommodated the majority of BoE, NBS and Boland Bank systems.

The initial upgrade of the Financial Processing Architecture and the Basel II Programme are on track for delivery and implementation during 2007.

Synergies and savings from outsourced data and communication networks, implemented in conjunction with Old Mutual (SA) and Mutual & Federal, are on target at approximately R140 million per annum. The group is working with the Old Mutual Group to optimise synergies across a wide range of other areas.

Capital management

The group has made substantial progress with the implementation of Basel II and is using this programme as the catalyst to elevate its risk and capital management to worldclass standards.

During the first half of 2006 the group:

- concluded a subordinated debt issue (NED 5) of R1,5 billion, which was priced at 70 basis points above the benchmark R153 rate;
- executed share buybacks amounting to 5,5 million shares at a cost of R616 million; and
- reduced the dividend cover ratio on headline earnings per share to 2,5 times.

The group currently has a target minimum total capital adequacy ratio of 12% and a target minimum Tier 1 ratio of 8%, both under Basel I.

The following issues, which are expected to be finalised in the second half of 2006, will influence the amount and nature of any future capital management actions:

- proposed amendments to section 38 of the Companies Act;
- finalisation of the draft Basel II regulations by the South African Reserve Bank (SARB); and
- organic growth projections.

The group currently plans to redeem the expensive R2 billion NED 1 subordinated bond on the call date of 20 September 2006 (subject to regulatory approval) and issue a second bond for 2006 (NED 6) of approximately R1,5 billion on or about the same date. The group expects to issue further bonds in 2007, during which time the R4 billion NED 2 bond is expected to be redeemed on its call date in July 2007 (subject to regulatory approval). Nedbank is committed to improving its profile as an issuer in the debt capital markets and this should result in a more robust subordinated-debt yield curve for the group.

Staff morale

Staff morale continues to improve and the 2006 Barrett values survey, which is one of the three internal surveys conducted each year, showed a significant improvement in the alignment of the group's values with those of employees. The other two surveys will be carried out later this year.

Transformation

There has been considerable focus on all aspects of transformation. Good progress has been made in meeting employment equity targets, with improvements at all levels of management. Our black business partners, introduced as shareholders in 2005 as part of the group's BEE transaction, have been active in supporting internal transformation and in generating new business. Momentum continues to build in our lending for affordable housing, black small and medium enterprises and BEE transactions. The expanding retail footprint provides underbanked communities with greater access to financial services.

Management information systems (MIS) and reporting
The group continues to improve MIS. Segmental analysis was refined with the allocation of secondary tax on companies (STC) to clusters. The group has also implemented a comprehensive economic capital model to measure shareholder value creation more accurately on a risk-adjusted basis.

Following the acquisition of Skandia by Old Mutual plc and the resultant listing of Old Mutual plc shares on the Stockholm Stock Exchange, Old Mutual plc will adopt full quarterly reporting from September 2006, and as a result Nedbank Group will also move to full quarterly reporting.

Brand repositioning
Building on the well-differentiated heritage of the brand, the group aims to maintain Nedbank as an aspirational brand, while making it accessible and desirable to all. The new brand slogan, 'Make Things Happen', was successfully launched in January. The increase in Nedbank Retail product marketing, together with the expanded footprint resulting from the rebranding of Peoples Bank, has also had a significant impact.

Sustainability
Nedbank Group's progress in the area of long-term sustainable development has been widely recognised. The group was again included in the JSE Socially Responsible Investment (SRI) Index and was rated first in its category for 2005/6. Nedbank Group was a finalist in the emerging markets category in the Financial Times Sustainable Banking Awards 2006, while the bank was highly commended in the Mail & Guardian 'Greening the Future Awards'. In July Nedbank readopted the Equator Principles, being the only bank in Africa to have embraced these guidelines on social and environmental risk in project finance.

Prospects
Currently the group is not expecting to sustain an ROE of 18,3% for the full year. Performance in the second half of 2006 is likely to be influenced by:
• growth in retail advances remaining robust, but slowing from current high levels;
• ongoing growth in Business Banking and Corporate advances;
• increasing market reliance on wholesale funding;
• an endowment benefit in the margin from the recent interest rate increases;
• a lower impairments charge relative to the first half-year, particularly in Nedbank Capital;
• signs of increased levels of credit stress in parts of the retail environment;
• the Nedbank Retail price reductions;
• fewer positive property private equity revaluations and the expected slowdown in trading income;

- additional operating efficiencies;
- investment in distribution and branding; and
- ongoing capital management activities.

Earnings forecasts to December 2006

The directors expect headline earnings for the 12 months to 31 December 2006 to be between 22% and 42% higher than the R3 167 million reported for the year to 31 December 2005. Headline earnings per share is anticipated to be between 20% and 40% greater than the 797 cents per share reported for December 2005.

Based on the forecast range of headline earnings per share above, basic earnings per share for the year to 31 December 2006 is estimated to be between 5% and 22% higher than the 966 cents per share reported for December 2005. This range is at a lower level than headline earnings per share because of the higher capital profits from disposals of non-core assets in the prior year.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

2007 financial targets

The group has targeted an ROE of 20% and an efficiency ratio of 55% in 2007.

Strong revenue growth, disciplined expense and credit management, together with active management of excess capital will be required to achieve these targets. These interim results demonstrate good progress towards reaching the targets from both a revenue and cost perspective, while the share buyback programme and reduced dividend cover show progress in managing capital to a more optimal level. While the group is unwavering in its commitment to meet the 20% ROE target, the planned investment in distribution will make the 55% efficiency ratio target more challenging.

Board changes during the period

Warren Clewlow retired as a non-executive director and Chairman after reaching the mandatory retirement age (4 May 2006). The Chairman designate, Dr Reuel Khoza, succeeded Warren Clewlow as Chairman (4 May 2006). Julian Roberts resigned as a non-executive director (5 May 2006), following his appointment as Chief Executive Officer and a director of Old Mutual plc's subsidiary, Skandia.

Accounting policies

The group's principal accounting policies have been applied consistently and these Nedbank Group financial results have been prepared in accordance with IAS 34: Interim Financial Reporting.

Subsequent events

As of the date of this announcement there are no post-balance-sheet events to report.

Reviewed results - auditors' opinion

The group's auditors, KPMG Inc and Deloitte & Touche, have reviewed these results and their review opinion is available for inspection at the company's registered office.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Nedbank Group and its group companies, which by their nature involve

risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Capitalisation award with a cash dividend alternative
Notice is hereby given that the directors of the company have resolved to issue fully paid ordinary shares in the company as a capitalisation award to ordinary shareholders. Ordinary shareholders will be entitled, in respect of all or part of their shareholding, to elect to receive new fully paid ordinary shares, which will be issued only to those ordinary shareholders who elect in respect of all or part of their shareholding, on or before 12:00 on Friday, 15 September 2006, to receive the capitalisation award shares. Shareholders not electing to receive new fully paid ordinary shares in respect of all or part of their shareholding will be entitled to receive a cash dividend alternative of 209 cents per ordinary share (the cash dividend alternative).

In accordance with the provisions of STRATE, the electronic settlement and custody system used by JSE Limited, the relevant dates for the capitalisation award election and the cash dividend alternative are as follows:

	2006
Last day to trade to be eligible to participate in the capitalisation award or the cash dividend alternative	Friday, 8 September
Shares trade ex the capitalisation award election and the cash dividend alternative on	Monday, 11 September
Listing of the maximum number of new ordinary shares that may be taken up in terms of the capitalisation award on	Monday, 11 September
Last day to elect to receive capitalisation award shares, failing which the cash dividend alternative will be received by 12:00	Friday, 15 September
Record date to participate in the capitalisation award or receive the cash dividend alternative	Friday, 15 September
Payment of the cash dividend alternative to shareholders who have not elected to participate in the capitalisation award or have participated in the capitalisation award in respect of only part of their shareholding on	Monday, 18 September
New shares issued and posted or CSDP or broker accounts credited regarding the shares to be issued to shareholders participating in the capitalisation award in respect of all or part of their shareholding on	Monday, 18 September
The maximum number of new shares listed in terms of the capitalisation award, adjusted to reflect the actual number of shares issued in terms of the capitalisation award on or about	Wednesday, 20 September

Shares may not be dematerialised or rematerialised between Monday, 11 September 2006, and Friday, 15 September 2006, both days inclusive.

The above dates and times are subject to change. Any changes will be published on the Securities Exchange News Service (SENS) and in the press.

The number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 209 cents per ordinary share bears to the 30-day volume-weighted average price for the company's share, to be determined by no later than Thursday, 31 August 2006. Details of the ratio will be published on SENS no later than Thursday, 31 August 2006, at 12:00 and in the financial press the following business day. Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares calculated in accordance with the above formula gives rise to a fraction of a new ordinary share, such fraction will be rounded up to the nearest whole number, where the fraction is greater than or equal to 0,5, and rounded down to the nearest whole number, where the fraction is smaller than 0,5.
A circular relating to the capitalisation award and the cash dividend alternative will be posted to shareholders on or about Wednesday, 23 August 2006.

Note:
Dematerialised shareholders are required to notify their duly appointed central securities depository participant (CSDP) or broker of their election in terms of the capitalisation award in the manner and at the time stipulated in the agreement governing the relationship between shareholders and their CSDP or broker.

For and on behalf of the board

Dr RJ Khoza
Chairman

TA Boardman
Chief Executive

7 August 2006

Registered office:
Nedbank Group Limited,
Nedbank Sandton,
135 Rivonia Road, Sandown, 2196.
PO Box 1144, Johannesburg, 2000

Transfer secretaries:
Computershare Investor Services 2004 (Pty) Limited,
70 Marshall Street, Johannesburg, 2001.
PO Box 61051, Marshalltown, 2107

Directors:
Dr RJ Khoza (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu (Vice-chairman), TA Boardman (Chief Executive), CJW Ball, MWT Brown (Chief Financial Officer), RG Cottrell, BE Davison, N Dennis (British), MA Enus-Brey, Prof B de L Figaji, RM Head (British), JB Magwaza, ME Mkwanazi, CML Savage, GT Serobe, JH Sutcliffe (British)

Company Secretary:
GS Nienaber

Reg No: 1966/010630/06
Share code: NED
ISIN code: ZAE000004875

Sponsors:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

Financial highlights

		Reviewed June 2006	Reviewed June 2005 Restated	Audited December 2005
Share statistics				
Number of shares listed	m	446,9	395,3	442,8
Number of shares in issue excluding shares held by group entities	m	399,7	395,1	401,8
Weighted average number of shares	m	402,9	394,4	397,2
Fully diluted weighted average number of shares	m	413,6	394,5	400,4
Headline earnings per share	cents	522	354	797
Fully diluted headline earnings per share	cents	509	354	791
Dividend declared per share	cents	209	105	290
Dividend cover	times	2,5	3,4	2,8
Net asset value per share	cents	5 982	5 029	5 597
Tangible net asset value per share	cents	4 726	3 764	4 351
Closing share price	cents	11 300	7 439	10 000
Price earnings ratio	historical	12	13	13
Market capitalisation	Rbn	50,5	29,4	44,3
Key ratios				
Return on ordinary shareholders' equity (ROE)	%	18,3	14,8	15,5
Return on total assets (ROA)	%	1,15	0,85	0,93
Net interest income to interest-earning banking assets	%	3,88	3,45	3,55
Non-interest revenue to total income	%	47,7	49,1	50,2
Impairments charge to average advances	%	0,61	0,54	0,49
Efficiency ratio	%	57,3	65,1	65,1
Effective taxation rate	%	26,5	22,1	23,4
Group capital adequacy ratio				
- Tier 1	%	9,1	8,5	9,4
- Total	%	13,3	12,2	12,9
Number of employees		22 403	21 266	22 188
Balance sheet				
Total equity attributable to equity holders of the parent	Rm	23 910	19 868	22 490
Total equity	Rm	28 038	23 497	26 309
Amounts owed to depositors	Rm	280 633	262 949	261 311
Loans and advances	Rm	273 398	227 502	248 408
Gross	Rm	278 724	233 673	253 622
Impairment of loans and advances	Rm	(5 326)	(6 171)	(5 214)
Total assets	Rm	384 608	336 112	352 258
Assets under management	Rm	79 730	73 686	72 063
Total assets administered		464 338	409 798	424 321

by the group

Earnings reconciliation

Profit for the period	Rm	2 326	1 404	3 836
Less: Non-trading and capital items	Rm	222	6	669
Impairment of goodwill	Rm			(1)
Profit on sale of subsidiaries, investments and property and equipment	Rm	262	6	904
Net impairment of investments, property and equipment and capitalised development costs	Rm	(7)		(202)
Taxation on above items	Rm	(33)		(32)
Headline earnings	Rm	2 104	1 398	3 167

Statement of changes in equity

Rm	Ordinary Share-holders' equity	Preference Share-holders' equity	Minority Share-holders' equity	Total Share-holders' equity
Balance at 31 December 2004	18 497	2 770	681	21 948
Additional effect of adopting IFRS	(160)		(1)	(161)
Restated balance at 31 December 2004	18 337	2 770	680	21 787
Net income recognised directly in equity	342		96	438
Release of reserves previously not available	(28)			(28)
Foreign currency translation reserve movement	48		23	71
Share-based payments reserve movement	38			38
Available-for-sale reserve movement	242			242
Capitalisation of minorities			70	70
Disposals of subsidiaries			(10)	(10)
Other movements	42		13	55
Profit for the period	1 404	116	83	1 603
Dividends to shareholders	(300)	(116)		(416)
Issues of shares net of expenses	85			85
Balance at 30 June 2005	19 868	2 770	859	23 497
Net income recognised directly in equity	121		40	161
Release of reserves previously not available	(42)			(42)
Foreign currency translation reserve movement	47		(13)	34
Available-for-sale reserve movement	(446)			(446)
Revaluation of owner-occupied property	153			153
Share-based payments reserve movement	428			428
Acquisition of subsidiaries			27	27
Capitalisation of minorities			37	37
Other movements	(19)		(11)	(30)
Profit for the period	2 432	112	150	2 694
Dividends to shareholders	(427)	(112)		(539)
Issues of shares net of expenses	1 251			1 251
Shares acquired by group entities	(755)			(755)
Balance at 31 December 2005	22 490	2 770	1 049	26 309
Net income recognised directly in equity	72		20	92
Foreign currency translation reserve	226		19	245

movement				
Available-for-sale reserve movement	(201)			(201)
Share-based payments reserve movement	46			46
Other movements	1		1	2
Profit for the year	2 326	110	146	2 582
Dividends to shareholders	(742)	(110)	(7)	(859)
Issues of shares net of expenses	427			427
Shares acquired by group entities	(663)			(663)
Shares issued/(repurchased) by subsidiary		300	(150)	150
Balance at 30 June 2006	23 910	3 070	1 058	28 038

Income statement

for the period ended		Reviewed	Reviewed	Audited
		June	June	December
Rm		2006	2005	2005
Interest and similar income		12 827	10 818	23 234
Interest expense and similar charges		7 788	6 794	14 705
Net interest income		5 039	4 024	8 529
Impairment charge on loans and advances		806	620	1 189
Income from lending activities		4 233	3 404	7 340
Non-interest revenue		4 591	3 881	8 609
Operating income		8 824	7 285	15 949
Total expenses		5 516	5 147	11 157
Operating expenses		5 450	5 094	10 609
Merger and recovery programme expenses			53	155
BEE transaction expenses		66		393
Indirect taxation		155	164	223
Profit from operations before non-trading and capital items		3 153	1 974	4 569
Non-trading and capital items		255	6	701
Impairment of goodwill				(1)
Profit on sale of subsidiaries, investments and property and equipment		262	6	904
Net impairment of investments, property and equipment and capitalised development costs		(7)		(202)
Profit from operations		3 408	1 980	5 270
Share of profits of associates and joint ventures		59	77	167
Profit before direct taxation		3 467	2 057	5 437
Total direct taxation		885	454	1 140
Direct taxation		852	454	1 108
Taxation on non-trading and capital items		33		32
Profit for the period		2 582	1 603	4 297
Attributable to:				
Profit attributable to equity holders of the parent		2 326	1 404	3 836
Profit attributable to minority interest - ordinary shareholders		146	83	233
-preference shareholders		110	116	228
Profit for the period		2 582	1 603	4 297
Basic earnings per share	cents	577	356	966
Fully diluted basic earnings per share	cents	562	356	958
Dividend declared per share	cents	209	105	290
Dividend paid per share	cents	185	76	181

Cash flow statement

for the period ended	Reviewed	Reviewed	Audited
	June	June	December
	2006	2005	2005
Rm		Restated	
Cash generated by operations	4 464	3 015	6 898
Change in funds for operating activities	(7 176)	1 605	2 023
Net cash (used in)/generated from operating activities before taxation	(2 712)	4 620	8 921
Taxation paid	(213)	(360)	(852)
Net cash (used in)/generated from operating activities	(2 925)	4 260	8 069
Net cash generated from/(used in) investing activities	172	(40)	(927)
Net cash generated from/(used in) financing activities	1 005	(238)	(303)
Net (decrease)/increase in cash and cash equivalents	(1 748)	3 982	6 839
Cash and cash equivalents at beginning of the period*	16 889	10 050	10 050
Cash and cash equivalents at end of period*	15 141	14 032	16 889

* Including mandatory deposits with Central Bank

Balance sheet as at

Rm	Reviewed June 2006	Reviewed June 2005 Restated	Audited December 2005
Assets			
Cash and cash equivalents	9 092	8 255	11 142
Other short-term securities	27 707	20 776	17 014
Derivative financial instruments	14 364	21 895	16 176
Government and other securities	20 673	24 320	22 658
Loans and advances	273 398	227 502	248 408
Other assets	14 277	7 699	11 601
Clients' indebtedness for acceptances	1 646	1 396	1 291
Current taxation receivable	138	200	134
Investment securities	6 700	6 618	6 875
Non-current assets held for sale	150	48	385
Investments in associate companies and joint ventures	573	1 200	657
Deferred taxation asset	214	1 347	680
Investment property	146	174	163
Property and equipment	3 183	2 745	3 095
Post-employment assets	1 279	1 165	1 225
Computer software and capitalised development costs	1 269	1 322	1 320
Mandatory reserve deposits with central bank	6 049	5 777	5 747
Goodwill	3 750	3 673	3 687
Total assets	384 608	336 112	352 258
Total equity and liabilities			
Ordinary share capital	400	395	402
Ordinary share premium	10 231	9 976	10 465
Reserves	13 279	9 497	11 623
Total equity attributable to equity holders of the parent	23 910	19 868	22 490
Minority shareholders' equity attributable to			
- ordinary shareholders	1 058	859	1 049
- preference shareholders	3 070	2 770	2 770
Total equity	28 038	23 497	26 309
Derivative financial instruments	15 051	22 385	17 055
Amounts owed to depositors	280 633	262 949	261 311
Other liabilities	42 902	12 682	32 357
Liabilities under acceptances	1 646	1 396	1 291
Current taxation liabilities	567	276	466
Deferred taxation liabilities	879	1 110	959
Post-employment liabilities	1 129	1 091	1 071
Investment contract liabilities	4 547	3 395	4 166
Long-term debt instruments	9 216	7 331	7 273
Total liabilities	356 570	312 615	325 949
Total equity and liabilities	384 608	336 112	352 258
Guarantees on behalf of clients	12 798	9 352	11 064

Operational segmental reporting

for the period ended	Reviewed June 2006 Rbn Total assets	Reviewed June 2005 Restated Rbn Total assets	Audited December 2005 Restated Rbn Total assets
Nedbank Corporate	149	129	138
Nedbank Capital	132	116	117
Nedbank Retail	108	86	96
Imperial Bank	26	18	22
Shared services	7	9	9
Central management	13	18	15
Eliminations	(50)	(40)	(45)
Total	385	336	352

for the period ended	Reviewed June 2006 Rm Operating income	Reviewed June 2005 Restated Rm Operating income	Audited December 2005 Restated Rm Operating income
Nedbank Corporate	3 529	2 872	6 223
Nedbank Capital	1 387	1 135	2 442
Nedbank Retail	3 975	3 346	7 208
Imperial Bank	427	315	740
Shared services	23	162	306
Central management	(437)	(475)	(823)
Eliminations	(80)	(70)	(147)
Total	8 824	7 285	15 949

for the period ended	Reviewed June 2006 Rm Headline earnings	Reviewed June 2005 Restated Rm Headline earnings	Audited December 2005 Restated Rm Headline earnings
Nedbank Corporate	1 214	885	1 894
Nedbank Capital	576	427	971
Nedbank Retail	711	419	896
Imperial Bank	89	57	147
Shared services	(98)	(29)	104
Central management	(388)	(361)	(845)
Eliminations			
Total	2 104	1 398	3 167

Geographical segmental reporting

for the period ended Rm	Reviewed June 2006 Operating income	Reviewed June 2005 Operating income	Audited December 2005 Operating income
South Africa	8 240	6 704	14 834
Business operations	8 237	6 539	14 708
BEE transaction costs			
Merger and recovery programme expenses			
Foreign currency translation gains	3	165	126
Income attributable to preference shareholders			
Rest of Africa	281	237	512
Rest of world	303	344	603
Business operations	303	344	603
Merger and recovery programme expenses			
	8 824	7 285	15 949

for the period ended Rm	Reviewed June 2006 Headline earnings	Reviewed June 2005 Headline earnings	Audited December 2005 Headline earnings
South Africa	1 984	1 210	2 884
Business operations	2 154	1 214	3 406
BEE transaction costs	(63)		(334)
Merger and recovery programme expenses		(53)	(86)
Foreign currency translation gains	3	165	126
Income attributable to preference shareholders	(110)	(116)	(228)
Rest of Africa	41	79	135
Rest of world	79	109	148
Business operations	79	109	182
Merger and recovery programme expenses			(34)
	2 104	1 398	3 167

Balance sheet restatements

Rm	June 2005 Reported IFRS*	IAS 17 Operating leases expensed	IAS 39 Fair value through profit and loss	IAS 19 Disability fund
Cash and cash equivalents	14 032			
Derivative financial instruments	22 146			
Loans and advances	227 742		(115)	
Other assets	7 435	1		
Deferred acquisition costs	12			
Investments in associate companies and joint ventures	1 287			
Deferred taxation asset	1 258	53	36	
Post-employment assets	974			191
Mandatory reserve deposits with central bank				
Reserves	9 657	(121)	(82)	43
Total equity attributable to equity holders of the parent	20 028	(121)	(82)	43
Minority shareholders' equity attributable to				
- Ordinary shareholders	860	(1)		
Total equity	23 658	(122)	(82)	43
Derivative financial instruments	22 633			
Amounts owed to depositors	262 946		3	
Other liabilities	12 224	176		
Deferred taxation liabilities	1 092			18
Post-employment liabilities	961			130
Deferred revenue	246			

Rm	Reclassifications		
	Mandatory deposits with regulators	Derivative spot trades Reclassification	Loans and Investments
Cash and cash equivalents	(5 777)		
Derivative financial instruments		(251)	
Loans and advances			87
Other assets		251	
Deferred acquisition costs			
Investments in associate companies			(87)

and joint ventures		
Deferred taxation asset		
Post-employment assets		
Mandatory reserve deposits with central bank	5 777	
Reserves		
Total equity attributable to equity holders of the parent		
Minority shareholders' equity attributable to		
- Ordinary shareholders		
Total equity		
Derivative financial instruments		(248)
Amounts owed to depositors		
Other liabilities		248
Deferred taxation liabilities		
Post-employment liabilities		
Deferred revenue		

	Reclassifications	
		June
	Deferred	2005
Rm	revenue	Restated
Cash and cash equivalents		8 255
Derivative financial instruments		21 895
Loans and advances	(212)	227 502
Other assets	12	7 699
Deferred acquisition costs	(12)	
Investments in associate companies and joint ventures		1 200
Deferred taxation asset		1 347
Post-employment assets		1 165
Mandatory reserve deposits with central bank		5 777
Reserves		9 497
Total equity attributable to equity holders of the parent		19 868
Minority shareholders' equity attributable to		
- Ordinary		859

shareholders		
Total equity		23 497
Derivative financial instruments		22 385
Amounts owed to depositors		262 949
Other liabilities	34	12 682
Deferred taxation liabilities		1 110
Post-employment liabilities		1 091
Deferred revenue	(246)	

* Refer SENS announcement 4 August 2005

Restatements of 2005 results

The group's balance sheet for the June 2005 reporting period was restated, in line with the final 2005 year-end adjustments, to reflect the requirements of reporting under IFRS. These restatements, after the 3 May 2005 SENS announcement on the transition to IFRS, are reflected in the accompanying table as follows:

1 The group changed its treatment of operating leases with fixed escalations from previously being expensed on a cash basis to being expensed on a straight-line basis in terms of circular 7/2005 issued by the South African Institute of Chartered Accountants on 2 August 2005 and in accordance with IAS 17: Leases.

2 The International Accounting Standards Board issued the fair value option (FVO) amendment to IAS 39: Financial Instruments: Recognition and Measurement. The FVO amendment defines the criteria under which an entity is permitted to designate a financial instrument at initial recognition as being at fair value through profit or loss (FVTPL).

Previously the group fair-valued certain assets and liabilities, with the intention of eliminating any accounting mismatch. These instruments were designated as held-for-trading on transition or inception. The FVO amendment changed this and the FVTPL designation was applied. Any one of the following conditions need to be met to designate a financial instrument as at FVTPL:

- accounting mismatch - this eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognising gains or losses on such assets using a different basis; or

- documented risk management or investment strategy - where a group of financial assets and liabilities is managed and performance is evaluated on a fair-value basis and this is documented and reported internally on this basis.; or

- embedded derivatives - where the financial instrument contains an embedded derivative, which significantly modifies the cash flows of the host contract or where the embedded derivative would clearly require separation.

Nedbank Group, in line with Old Mutual plc, early-adopted the FVO amendment to IAS 39 as from 1 September 2005 and restated its results as of 1 January 2004. The group reviewed all previously designated

assets and liabilities which were classified as held-for-trading, and all assets and liabilities that did not meet the required criteria were de-designated.

3 Previously the group did not consolidate its disability fund in the results. In terms of IAS 27: Consolidated and Separate Financial Statements, the disability fund was incorporated as at 31 December 2005 and comparative figures were restated from 1 January 2004.

4 In terms of IAS 1: Presentation of Financial Statements, the group chose, as at 31 December 2005, to present assets and liabilities on the face of the balance sheet in order of their liquidity. As a result, mandatory deposits in terms of the SARB regulations were reclassified from cash and cash equivalents to a separate line on the face of the balance sheet.

5 Foreign exchange spot trades were reclassified, as at 31 December 2005, from derivative financial instruments to either other assets or other liabilities on the balance sheet.

6 In previous periods loans to associates and joint ventures were included in the carrying value of associate investments and from 31 December 2005 these loans were reclassified on the balance sheet to be included in loans and advances.

7 Deferred revenue was previously disclosed separately on the balance sheet and from 31 December 2005 was reclassified against the individual loans and advances to which it relates.

8 The first-time consolidation of a subsidiary on 1 January 2004 resulted in realised reserves of R132 million being incorrectly classified as available-for-sale reserves. These reserves were reclassified in the December 2005 balance sheet as distributable reserves from 1 January 2004, with no effect on overall equity attributable to ordinary shareholders.

9 Segmental reporting comparative results were restated for 2005 to take account of the ongoing changes for improved profitability measurement. The restatements relate to the introduction, during 2006, of the allocation of the group's STC costs in respect of dividends payable to each cluster, based on profitability, and the alignment of Imperial Bank's contribution, net of minorities, to exclude all group profitability measurement adjustments.

The above restatements have no effect on the June 2005 Nedbank Group income statement or the earnings per share calculation.

This announcement is available on the group's website - www.nedbankgroup.co.za - together with the following additional information:

- detailed financial information in HTML and PDF formats;
- financial results presentation to analysts; and
- link to a webcast of the presentation to analysts.

For further information kindly contact Nedbank Group Investor Relations by e-mail at nedbankgroupir@nedbank.co.za.

Sponsors:
Merrill Lynch

Global Markets & Investment Banking Group

Nedbank Capital

A Memer of the Old Mutual Group

NEWS RELEASE

Old Mutual plc

New business update for the six months to 30 June 2006[1]
Strong performance in open architecture and unit trust sales

- Sales: Worldwide life APE sales +8% to £802m. Unit Trust / Mutual Fund sales +72% to £4,124m

  Europe[2]: Life APE sales +16% to £491m (30 June 2005: £422m) with the UK onshore business contributing + 39%, Mutual fund sales + 59% to £2,116m (30 June 2005: £1,331m), with + 74% sales growth in the UK as the industry shift to open architecture solutions continues.

  South Africa[3]: Life APE sales +4% to R2,062m (30 June 2005: R1,992m). Our core Retail and Group single premium businesses showed good growth but were offset by a decline in the Healthcare and group protection businesses. Unit trust sales +51% to R8,985m[4] (30 June 2005: R5,948m) as the business continues to benefit from focused product marketing initiatives, open architecture and a positive investment environment.

  United States: The US Life business, with FUM of $21bn, is on track to achieve its full year gross sales target of $4 billion. As planned, Life APE sales were reduced by 17% to $230m (30 June 2005: $276m), compared with record half-year 2005 sales, to actively manage new business strain and thus ensure the business meets its target of releasing cash from 2007. FUM at US Asset Management were +2% to $230.8bn despite a $25.4bn decrease as a result of the sale of eSecLending during the second quarter. Mutual fund gross sales increased to $687m (30 June 2005: $120m) demonstrating the momentum of our retail initiative.

  Asia Pacific/ Other[5]: Unit trust sales + 68% to £829m (30 June 2005: £492m)

- Nedbank: NII +25% to R5,039m (30 June 2005: R4,025m); NIR +18% to R4,591m (30 June 2005: R3,881m)

- Mutual & Federal: gross premiums +8% to R4,260m (30 June 2005: R3,962m)

Jim Sutcliffe, Chief Executive, commented:

"We have made good progress in all our markets in the first half. We are on track in the US and our retail savings business in South Africa is growing sales volumes again. With over 60% of our sales now in Europe, Skandia's progress has been ahead of our original expectations."

10 August 2006

Enquiries:

Media:
Miranda Bellord (UK) Tel: +44 (0) 20 7002 7133
Nad Pillay (SA) Tel: +27 (0) 82 553 7980

Investors:
Malcolm Bell (UK) Tel: +44 (0) 20 7002 7264
Deward Serfontein (SA) Tel: +27 (0) 21 509 8709

College Hill (UK) Tel: +44 (0) 20 7457 2020
Alex Sandberg
Gareth David

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

The New Business Financial Disclosure Supplement for the six months to 30 June 2006, can be found on our website at www.oldmutual.com.

Note: Old Mutual plc's full interim results will be published on 14 September 2006.

[1]The New Business Update for the six months to 30 June 2006 is a one-off release, issued due to the postponement of our interim announcement to 14 September 2006. Going forward, new business results will be included in the quarterly and year-end results announcements.

[2]Includes Selestia and Skandia's trading results, including Latin America, for the six-month periods to 30 June 2006 and 30 June 2005

[3]Includes trading results for Old Mutual South Africa, Namibia and Old Mutual International.

[4]Includes unit trust sales into multi-managed funds and restricted single manager funds, in addition to unit trust sales into single manager funds as previously reported at Q1 2006

[5]Includes trading results for Old Mutual Asset Managers (UK) and Skandia Australia

EUROPE

Skandia UK

Skandia UK continued to deliver strong growth, with Life APE sales up 22% to £311m for the first half (30 June 2005: £255m). UK onshore unit-linked sales grew by 39% to £190m, benefiting from increased transfer activity and higher regular premium investments following the implementation of Pensions 'A' Day regulations, with an 86% growth in pensions sales to £122m offset by lower sales of protection products and bonds. Offshore sales grew by 2% to £121m as strong international growth was offset by lower sales into the UK, where growth was impacted by tax changes.

Mutual fund sales increased by 74% to £1,237m (30 June 2005: £712m), benefiting from the continuing industry shift to wrap products and open architecture solutions, in addition to the successful launch of several new funds in both 2005 and 2006.

Skandia Europe and Latin America (ELAM)

In 2005, ELAM first half Life APE sales were positively impacted by the EUR 29 million of one-off tax-driven sales in Germany, with sales for the equivalent period this year only increasing by 13% as a result. However, the underlying sales trends are strong, with unit-linked sales, excluding the impact of this one-off, increasing by 46%.

ELAM achieved growth of 52% in mutual fund sales to £762m (30 June 2005: £502m), primarily driven by excellent sales in Spain and Colombia in the first quarter.

Skandia Nordic

Unit-linked APE sales in the Nordic region increased by 2% to £79m with 9% growth in recurring premiums partly offset by a 18% decrease in single premiums, reflecting a downturn in "Kapitalpension" product sales over the second quarter. Mutual fund sales were flat.

SOUTH AFRICA

Life Assurance and Asset Management

Life APE sales were up 4% to R2,062m (30 June 2005: R1,992m). Individual business was up 13% in South Africa, with our funeral insurance business continuing to expand and both our sales forces producing good increases. Healthcare continued to be disappointing and we are seeking to change the structure of this business. Group protection business was lower as incumbents won most tenders, but our single premium business improved as a result of some big annuity wins.

OMSA unit trust sales increased by 52% to R8,506m (30 June 2005: R5,614m), driven by more focused product level marketing and the positive investment environment.

Banking – Nedbank Group (Nedbank)
The full text of Nedbank's interim results for the six months to 30 June 2006, released on 7 August 2006, can be accessed on Nedbank's website, *http://www.nedbankgroup.co.za*.

Nedbank has continued to deliver improved financial results with performance for the half-year reflecting the benefits of operating efficiencies achieved over the last two years, combined with an increased focus on revenue growth. Net interest income increased by 25% to R5,039m (30 June 2005: R4,025m), with growth in non-interest revenue of 18% to R4,591m (30 June 2005: R3,881m) reflecting favourable growth in core banking income as well as a number of non-recurring transactions concluded in the first quarter of 2006.

General Insurance – Mutual & Federal
The full text of Mutual & Federal's interim results for the six months to 30 June 2006, released on 2 August 2006, can be accessed on Mutual & Federal's website, www.mf.co.za.

Total gross premiums increased by 8% for the first half to R4,260m (30 June 2005: R3,962m) despite the continued softening of the short-term insurance market.

Mutual & Federal announced the payment of a special dividend following a detailed review of its capital requirements. The dividend of 800 cents per share payable on 11 September 2006 represents a return of capital to shareholders of R2.3bn or 40% of the net asset value of the company.

UNITED STATES

US Life
Our goal of progressing this business towards capital self-sufficiency from 2007 is progressing well with funds under management at 30 June 2006 of $21bn and the business on track to deliver roughly the same sales for the full year as it did in 2005. Life APE sales for the first half were 17% lower at $230m (30 June 2005: $276m), compared with record half-year 2005 sales, as planned. Second quarter sales were 17% up on the first quarter. Offshore annuity APE sales through Old Mutual Bermuda continued to show particularly high growth of 54%, increasing to $54m (30 June 2005: $35m).

US Asset Management
Funds under management at our US asset management business increased by 2% to $230.8 billion at 30 June 2006 from $226.3 billion at 31 December 2005 despite the decrease in client assets of $25.4 billion as a result of the sale of eSecLending during the second quarter. Excluding eSecLending, funds under management increased by 9 per cent from $211.3 billion at 31 December 2005. Net fund inflows for the half-year 2006 were $9.7 billion.

Strong investment performance and net positive market movements contributed a further $9.4bn towards the total increase in funds under management for the half year.

We experienced increased momentum from the retail initiative investment, which generated mutual fund gross sales of $687m for the first half of 2006 (30 June 2005: $120m).

ASIA PACIFIC/ OTHER

Unit trust sales increased by 68% to £829m for the first half (30 June 2005: £492m), driven by strong sales at Old Mutual Asset Managers (UK) as the business continued to benefit from the ongoing expansion of its product portfolio and the further strengthening of its distribution capabilities.

Our joint venture in India, Kotak Mahindra Old Mutual, continues to make good progress. Total premium income on an APE basis reached £55m for the first six months of the year, an increase of 92% over the first half of 2005. The business now has more than 2,000 employees, a tied-agency force of 14,000 and operates from 51 branches in 39 cities across India. The business is on track to achieve its APE target of £130m for the year.

Skandia-BSAM, our joint venture with the Beijing state-owned Asset Management Company, now in its second year of operation, has made a very good start to the year, achieving 87% of its annual sales target at the half-year. Gross written premiums as at 30 June 2006 were £19m.

Shares in issue at 30 June 2006

Old Mutual plc (the "Company") announces that a total of 5,488,239,004 shares in the Company were in issue at 30 June 2006. Changes since 31 December 2005 were made up as follows:

Number of shares in issue at 31 December 2005:	4,089,957,690
Shares issued during the period on exercise of executive share options:	7,493,104
Shares issued during the period on exercise of sharesave options:	1,426,292
Shares issued in respect of the Company's acquisition of Skandia:	1,389,361,918
Shares in issue at 30 June 2006:	5,488,239,004

23 August 2006

Enquiries:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

OLD MUTUAL GROUP

MEDIA RELEASE

5 September 2006

OLD MUTUAL GROUP IN N$308 MILLION BEE TRANSACTION IN NAMIBIA

Windhoek – The Old Mutual Group today unveiled its much anticipated black economic empowerment (BEE) transaction in Namibia which will result in a broad range of black stakeholders acquiring direct ownership of N$308 million of the Old Mutual Group's Namibian businesses.

The transaction incorporates three separate but inter-dependent BEE transactions for the Old Mutual Group subsidiaries in Namibia, namely Old Mutual Namibia, Nedbank Namibia and Mutual & Federal Namibia.

Black equity ownership in Old Mutual Group companies in Namibia will be increased by 12.64%. This includes 13.31% of the value of the Old Mutual Namibia business (N$220.5 million), 11.13% of the value of the Nedbank Namibia business (N$67.4 million) and 11.42% of the value of the Mutual & Federal Namibia business (N$19.8 million).

The transaction includes employees, strategic business partners, distributors, trade union members and their families, womens' organisations and church groups. It is estimated that over 250 000 black Namibians will benefit from the transaction.

"This is not only the largest BEE deal ever undertaken in Namibia, but also the most broadly-based. The benefits of the transaction will enhance the lives of tens of thousands of Namibians across the country both directly and indirectly," said Johannes !Gawaxab, managing director of African Operations of Old Mutual.

"The Old Mutual Group is a major participant in the Namibian economy, and these transactions are an important step in the transformation of all three of our Namibian businesses. At the same time the transformation will contribute to the economic and social development of Namibia, while also making good business sense."

He said the empowerment of women is critical for the transformation of society and business. "Women are a key component of the Old Mutual Group transaction and account for an estimated 48% of the beneficiaries of the Old Mutual Group transaction."

Staff are the largest beneficiary of the transactions and over 1 000 Old Mutual, Nedbank and Mutual & Federal employees in Namibia will receive shares with a market value of N$96 million.

Bill Turton, managing director of Nedbank in Namibia, said "our employees are critical to our success and the shares will be used to retain and incentivise black management and staff. By reserving a significant portion of shares for the benefit of current and future black managers and employees, the transactions will help to transform and develop a more dynamic and effective workforce."

Each of the three transactions incorporates a broad-based component that allows for an award of shares to the value of N$8 000 to any employee who has not participated in any other share scheme across the three companies, said Turton.

Gersom Katjimune, managing director of Mutual & Federal Namibia, said the group has selected three credible business consortiums, from different parts of the country, as strategic business partners. These partners have been allocated shares with a market value of N$61 million.

"Our partners were chosen based on their ability to add value to the current businesses by attracting new clients and driving transformation. These partner organisations are all broad-based, have empowerment credentials, share our values and have relevant business experience."

"Performance agreements have been concluded to align the interests of these partners with other shareholders and to measure and reward their contribution to the business," said Katjimune. "In addition, the strategic business partners had to demonstrate their ability to make an upfront capital contribution of 2.5% of the value of their share allocation."

The strategic business partners are:

- *Central consortium* which consists of four groups, namely Fox Investments, Ripanga Investment Holdings, Latenda Investment Holdings and Prudent Investments. All four groups have influential shareholders in senior positions in the private and public sectors.
- *Coastal consortium* comprising Manmar Investments, which includes black business leaders, entrepreneurs and professionals from the coastal region.
- *Northern consortium* which comprises Northern Empowerment Investments. More than half of the population lives in the north of the country and this consortium will partner the Old Mutual Group in capitalising on the significant growth opportunities that exist in this region.

The Group has also selected strategic community partners, notably Women's Action for Development (WAD) and a consortium of large church groups, to grow the business and to contribute to the development of communities across Namibia. These partners will receive shares worth N$22.5 million.

WAD is a non-profit organisation which represents the interests of women in Namibia and has a high profile in specific regions of the country. The organisation focuses on women's empowerment and skills development which encourage financial independence.

It is estimated that more than 90% of Namibians are Christians and three large church groupings will partner the Old Mutual Group in the transaction. These are the African Methodist Episcopal Church (AME), Evangelical Lutheran Church in the Republic of Namibia (ELCRN) and the Evangelical Lutheran Church in Namibia (ELCIN).

Johannes !Gawaxab said part of the Old Mutual Group's strategy is to extend its distribution to clients from historically disadvantaged backgrounds. "In order to develop black financial advisers and brokers in underserved markets, N$35 million worth of shares has been placed in a Distributors' Trust. This will assist brokers in overcoming the obstacles of starting their own businesses by providing access to capital. About 100 brokers are expected to benefit under this scheme," he said.

An Education Trust holding shares valued at N$50 million has been created to provide tertiary education scholarships to trade union members – and their families – who are clients of Old Mutual and Nedbank. It is anticipated that up to 100 scholarships will be awarded over the next ten years. Ten trade unions, which represent a membership of some 600 000, will initially participate in the Education Trust.

"This transaction builds on the strong foundations we have set in place in the Old Mutual Group," said !Gawaxab. "It truly represents a new era – a new future. We welcome our new shareholders with open arms in the knowledge that together we can contribute to the continued transformation and upliftment of the country."

Ends

For further information kindly contact:

Johannes !Gawaxab
Managing Director, African Operations
Old Mutual
Tel +264 61 299 3625
Cell +264 81 127 2647

Nangula Kauluma-Gontes
Corporate Communications
Old Mutual Namibia
Tel +264 61 299 3120
Cell +264 81 122 1029

Old Mutual plc

Results for the six months ended 30 June 2006


RECEIVED

Results on track, with increasingly diversified earnings

Highlights

- Adjusted operating profit* (IFRS** basis): up 36% to £771 million (30 June 2005: £566 million****) and up 32% to R8,714 million (30 June 2005: R6,584 million)

- Adjusted operating profit (European embedded value (EEV) basis): up 39% to £885 million (30 June 2005: £638 million) and up 35% to R10,001 million (30 June 2005: R7,420 million)

- Profit for the period attributable to equity holders: £380 million (30 June 2005: £387 million) R4,295 million (30 June 2005: R4,509 million)

- Adjusted operating earnings per share* (IFRS basis): down 2% to 8.5p (30 June 2005: 8.7p) and down 5% to 96.0c (30 June 2005: 100.7c)

- Adjusted operating earnings per share (EEV basis): down 3% to 9.8p (30 June 2005: 10.1p) and down 5% to 111.4c (30 June 2005: 117.7c)

- Basic earnings per share: 8.0p (30 June 2005: 11.2p), 90.2c (30 June 2005: 130.2c)

- Total life assurance sales, on an Annual Premium Equivalent (APE) basis, of £732 million, an increase of 130%

- Funds under management £218 billion (30 June 2005: £158 billion), an increase of 38%, R2,891 billion (30 June 2005: R1,896 billion)

- Adjusted embedded value per share 143.2p, R18.95 at 30 June 2006 (30 June 2005: 135.9p, R16.25) (EEV basis)

- Return on equity 14.1% (30 June 2005: 19.0%)

- Interim dividend increased by 13.5% to 2.1p (27.8 cents***)

Commenting on the results, Jim Sutcliffe, Chief Executive, said:

"It has been a good first half, with encouraging growth across our business and we have been able to declare a significant increase in the dividend. Skandia's results are ahead of our expectations and the integration is progressing well. Currency movements always affect our results, but Old Mutual is now a significantly bigger and more diverse organisation than in the past and we are well placed in some very attractive markets."

Wherever the items asterisked in the Highlights are used, whether in the Highlights, the Chief Executive's Statement or the Group Finance Director's Review, the definitions set out on page 2 apply.

Results for the six months ended 30 June 2006

ENQUIRIES:

Old Mutual plc UK

Media:

Miranda Bellord (UK) Tel: +44 (0) 20 7002 7133

Nad Pillay (SA) Tel: +27 (0) 21 504 8026

Investors:

Malcolm Bell (UK) Tel: +44 (0) 20 7002 7166

Deward Serfontein (SA) Tel: +27 (0) 21 509 8709

College Hill (UK)

Tony Friend Tel: +44 (0) 20 7457 2020

Gareth David

Notes to Editors:

A webcast of the analysts presentation and Q&A will be broadcast live at 9.30 a.m. (UK time), 10.30 a.m. (South African and Swedish time), today on our website, www.oldmutual.com. High-resolution images of Jim Sutcliffe are available at www.oldmutual.com/vpage.jsp?page_id=7004. Copies of these results and the associated analysts presentation, together with photographs and biographical details of the executive directors of Old Mutual plc, are available in electronic format to download from the Company's website. (An interview with Jim Sutcliffe, Chief Executive, Old Mutual in video/audio and text is now available on the Company's website and on http://www.cantos.com).

The full 2006 interim results release, together with the Financial Disclosure Supplement, can be found on the website at www.oldmutual.com.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

14 September 2006

* For long-term assurance and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities. Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests and excludes income attributable to Black Economic Empowerment Trusts. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment Trusts.

** The financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards as set out in the basis of preparation note on page 39 of this document.

*** Indicative only, being the Rand equivalent of 2.1p converted at the exchange rate prevailing on 30 June 2006. The actual amount to be paid by way of interim dividend to holders of shares on the South African branch register will be calculated by reference to the exchange rate prevailing at the close of business on 5 October 2006, as determined by the Company, and will be announced on 6 October 2006.

**** The 2005 comparative financial information does not include Skandia, 2006 includes 5 months from 1 February 2006.

Chief Executive's Statement

The first half of 2006 has been a period of strong growth for the Old Mutual Group. Our clients around the world entrusted us with significantly more money to manage on their behalf, while underlying growth in both funds under management, up 19%, and adjusted operating profit, up 36%, was encouraging. We have increased the interim dividend by 13.5% to 2.1p, or an indicative 27.8c at the period-end exchange rate for Rand shareholders.

We are pleased with the progress at Skandia under Julian Roberts' management since he became CEO in February. Skandia has exceeded our expectations and this important acquisition has transformed both the geographic and business profile of Old Mutual. We expect funds under management in this business to double within the next five years and Skandia, which is also generating sufficient cash to fund its own growth, is expected to provide a significant enhancement in EEV earnings from 2007 onwards. The synergies of £70 million, highlighted at the time of acquisition, have also been confirmed and are on track for full delivery from 2008. We believe there are significant opportunities to leverage Skandia's skill set to maximise growth.

South Africa

In South Africa, our businesses have continued to make good progress, with individual life sales well ahead at Old Mutual Life Assurance Company and a strong increase in profits at Nedbank. Unit trust sales have also continued to grow substantially. Healthcare sales disappointed and impacted an otherwise encouraging picture. A clear strategy to address this has been initiated by Paul Hanratty, who became Chief Executive of OMSA in July. We have also announced plans to build on the success of Old Mutual Asset Managers (South Africa) by establishing within it a number of investment boutiques that will be able to offer specialised investment management services. Return on Equity (RoE) of 23% and cash generation by this business were both excellent and Return on Embedded Value (RoEV) of 13% was in line with expectations.

Bancassurance has continued to grow, with a 21% increase in sales at Nedbank over the equivalent period in 2005, and we are making progress with our plans to extract synergies through the life business working more closely with its sister businesses in South Africa. Our general insurer, Mutual & Federal, has maintained underwriting disciplines during a period of increased competition and reduced underwriting margins, and has again underlined its sound financial footing by announcing a significant return of excess capital to shareholders through a special dividend. Nedbank continues to deliver improved financial results, with performance for the period reflecting the benefits of an increasing focus on client service and organic growth, coupled with the operating efficiencies achieved over the last two years. Adjusted operating profit rose by 54% in the first half and the group remains on track to deliver 20% RoE in 2007.

United States

In the US, overall net client cash flow remained strongly positive at our asset management business. Underlying funds under management also grew despite a lacklustre market performance. Excluding the effects of the disposal of the low margin eSecLending business, underlying funds under management grew by 10%. Our retail sales initiative, OMCAP, continued to make progress, with an increase of 473% in sales compared to the equivalent period in 2005.

US Life had a satisfactory half year. We are continuing to aim for total sales of around $4 billion for the year, with a view to managing the business's capital requirements and fulfilling our stated goal of US Life returning cash from 2007. Continued growth in variable annuity sales out of our operation in Bermuda were particularly strong, and are running at a rate of about $100 million per month – ten times the rate of sale when we bought the business in 2003. Profit increased 11% as a result of underlying asset growth, although embedded value profit was affected by lower value of new business and operating assumption changes.

During the half, we announced that Scott Powers, previously CEO of the US asset management business, would take charge of the whole of our US operations. We anticipate that benefits will emerge as our businesses there work more closely together in the future to address the changing demands of the baby-boomer generation.

Europe

In the UK, sales grew at Skandia by 16% against the favourable background of A-day and strong mutual fund inflows. Progress is being made to restructure the UK business to deliver improved efficiencies. This includes the integration of Selestia and Skandia MultiFUNDS, which is proceeding well.

In Sweden, sales were flat, but our net cash flow was positive and we were pleased with the loyalty shown to Skandia by both customers and staff despite the distractions of the prolonged bid process. The adjusted operating profit result came through strongly, reaching SEK572 million before tax, and embedded value profit was SEK755 million before tax.

In the European and Latin American (ELAM) business unit, strong growth in sales and market share was achieved in a number of countries, especially in unit trust lines. We continue to see plenty of opportunities for expansion in existing operations and new markets. It was also pleasing to see the business start to generate cash.

Other

Our other businesses also had a good half, with continued growth in sales, profit and funds under management. Old Mutual Asset Managers (UK) has maintained its profile as a very capable unit trust and hedge fund manager despite the less favourable conditions for hedge funds during the period. Our 26%-owned Indian life associate has achieved significant sales growth and now has over 4,000 sales agents. Our Chinese joint venture, which operates out of offices in Shanghai and Beijing, continued its rapid growth. Total sales in India and China now approach 8% of our total life sales and will soon rival some of our more established businesses. In Australia, we also produced continued growth in sales, profit and market share.

Outlook

We are developing our strategy to take the Group forward as the integration phase of Skandia moves on to business as usual. We have a powerful set of engines with plenty of opportunities to grow organically through our mature, cash-generative franchises in southern Africa and Sweden, our comprehensive suite of asset management and life product skills in the USA, and our strong and expanding presence in the UK and Europe, as well as the new businesses we have established in the Asia-Pacific region. We see excellent opportunities to build further on our position as a leading international provider of innovative, client-focused, open architecture financial services products.

Our businesses are in good shape and are well positioned to take on current and future challenges. We expect the progress seen in the first half to continue as our businesses mature and we remain on track for the full year.

Jim Sutcliffe
Chief Executive

14 September 2006

GROUP RESULTS

Old Mutual continued to grow strongly during the first half of 2006 with good net cash flow from clients in all our major businesses, including our newly acquired European business units. Despite the issuance of new shares as part of the acquisition of Skandia, the earnings per share dilution was small, and Return on Equity remained well above our cost of capital. Funds under management, the key driver of our revenue, have grown significantly since year end, with the positive impact of net client cash flow and generally higher market levels being offset by currency movements and the sale of eSecLending in May.

New Business APE including Skandia on a pro forma basis was up 8% overall, reflecting good progress in all our markets in the first half, with strong growth in our Skandia businesses offsetting a managed rationalisation of sales at US Life and more modest growth at OMSA as the shift towards open architecture and unit trust sales continues. Nearly 60% of our life sales are now in Europe. Unit trust and mutual fund sales showed rapid growth of 70% including Skandia on a pro forma basis.

Embedded value per share reduced primarily because of foreign exchange impacts, the use of higher discount rates to reflect increases in interest rates in many countries and the purchase of Skandia, where we were happy to accept some reduction in embedded value per share in exchange for the benefit of further diversifying the risk profile of the Group and the enhanced growth prospects. The return on embedded value was a creditable 13.8%. The value of new business at £111 million roughly doubled the figure delivered in the equivalent period last year despite the increase in discount rate.

Strong profit results as Skandia exceeds expectations

We have benefited significantly from the earnings arising from the acquisition of Skandia, steady progress in the USA and the continuing recovery at Nedbank, with adjusted operating profit before tax increasing by 36% from £566 million for the first six months of 2005 to £771 million for the first half of 2006, and adjusted operating earnings per share down 2% to 8.5p despite the issue of additional shares for the purchase of Skandia.

The Group's adjusted operating profit on a European Embedded Value (EEV) basis was £885 million for the first six months of 2006, which is a 39% increase on 2005, primarily reflecting the significant contribution from Skandia as a result of strong new business growth and the increased profit from the non-covered business in Nedbank and the asset management businesses. The strong results meant that the adjusted embedded value operating profit per share was only slightly down from 10.1 to 9.8p.

Group profit attributable to equity holders for the half year 2006 of £380 million leads to basic earnings per share of 8.0p. Basic earnings per share were affected by the dilutive impact of the requirement to amortise the intangible assets acquired, the additional shares now in issue as a result of the acquisition of Skandia and the lower overall short-term fluctuations in investment returns.

Adjusted Group embedded value per share

Adjusted embedded value (adjusted for own shares held in policyholders' funds and to bring listed Group subsidiaries to market value) was £7.9 billion, resulting in an adjusted embedded value per share of 143.2p at 30 June 2006. The significant underlying operating earnings have pushed the number upwards, and our experience and investment variances have in total been positive. Despite the strength of the South African stock market, foreign exchange impacts and the increase in interest rates and hence discount rates over the period have had a negative impact on the embedded value. Moreover the high growth nature of Skandia meant that the acquisition was completed at a price in excess of embedded value. Accordingly, the embedded value per share was diluted by approximately 19p at the time of acquisition.

Strong net client cash flows and equity markets drive underlying funds growth

Funds under management of £218 billion at 30 June 2006, up 19% from £183 billion (excluding Skandia) at 31 December 2005, includes favourable net cash inflows of £9 billion (excluding eSecLending) for the six months to 30 June 2006. The impact of firm equity markets across all our geographies was partially muted by currency impacts, particularly in South Africa. Funds under management at our US businesses, while benefiting from strong net cash flows, positive equity markets and strong investment performance, are shown net of a reduction of $25.4 billion in client assets during the first half as a result of the sale of eSecLending by US Asset Management during the second quarter of 2006.

Taxation

The Group's effective tax rate* for the period ended 30 June 2006 of 29% increased from 24% for the corresponding period in 2005. The net effective rate in 2006 has increased because of a decrease in lower taxed investment income earned in South Africa as a proportion of profits. This is due to a decrease in OMSA's profits as a result of the increase in the investment return adjustment for Group equity and debt instruments held in life funds and an increase in Nedbank's profits, much of which is taxed at the South African statutory tax rate of 29%. These effects have been partly offset by untaxed profit on the disposal of subsidiaries. The 2005 effective tax rate also benefited from recognition of a previously unrecognised deferred tax asset, without which the 2005 effective tax rate would have been 27%.

* Based on the tax charge excluding income tax attributable to policyholder returns as a proportion of profit before tax but after income tax attributable to policyholder returns.

Capital

Highlights	H1 2006	FY 2005
Senior debt gearing**	**8.8%**	5.2%
Total gearing	**25.4%**	14.7%

The Group's gearing level remains comfortably within our target range, with senior debt gearing at 30 June 2006 of 8.8% (5.2% at 31 December 2005) and total gearing, including hybrid capital, of 25.4% (14.7% at 31 December 2005)*** reflecting the impact of funding the acquisition of Skandia.

The Group's economic capital programme is now moving to its implementation stage, with internal models being used to measure risk-adjusted returns within our businesses. Our position on an economic basis continues to be very strong, with available financial resources significantly in excess of the economic capital the Group believes would be required to support its target credit rating.

The Group remains in compliance with the Financial Groups Directive (FGD) capital requirements, which apply to all EU-based financial conglomerates, with a surplus of £1 billion at 30 June 2006.

** Senior debt gearing is defined as senior debt over senior debt plus adjusted embedded value. Senior debt excludes debt from banking activities and is net of cash and short-term investments that are immediately available to repay debt and derivative assets relating to swaps associated with senior debt, so as to reflect debt valued on effective currency and interest rate positions. Total gearing is similarly based, but includes hybrid capital instruments within debt.

*** Hybrid capital excludes hybrid debt from banking activities and includes $750 million of Guaranteed Cumulative Perpetual Preferred Securities issued during 2003 that are reported as part of minority interests in the financial statements, £350 million of Perpetual Preferred Callable Securities issued in March 2005 and EUR500 million of Perpetual Preferred Callable Securities issued in November 2005 which are both reported as part of equity shareholders' funds, the £300 million of 10 Year Non-Call 5 Year Preferred Callable Securities issued in January 2006 and R3 billion unsecured substantial callable notes issued by OMSA.

Dividend

The Directors of Old Mutual plc have declared an interim dividend of 2.1p per share* for the six months ended 30 June 2006, to be paid on 30 November 2006, representing an increase in dividend per share of 13.5% over the 2005 interim dividend and 20% over the 2004 interim dividend, reflecting the Group's good IFRS earnings.

Richard Hoskins
Acting Group Finance Director

14 September 2006

* The record date for this dividend payment is the close of business on 20 October 2006 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE, and on the Namibian, Zimbabwe and Malawi Stock Exchanges will be 13 October 2006 and on the London and Stockholm Stock Exchanges 17 October 2006. The shares will trade ex-dividend from the opening of business on 16 October 2006 on the JSE, and on the Namibian, Zimbabwe and Malawi Stock Exchanges, and from the opening of business on 18 October 2006 on the London and Stockholm Stock Exchanges.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Krona (SEK). Local currency equivalents of the dividend for all five territories will be determined by the Company using exchange rates prevailing at close of business on 5 October 2006 and will be announced by the Company on 6 October 2006.

Share certificates may not be dematerialised or rematerialised on the South African branch register between 16 October 2006 and 20 October 2006, both dates inclusive, and transfers between the registers may not take place during that period.

Operating profit up 25%

Highlights (£m)*	**H1 2006**	H1 2005	% change
Adjusted operating profit	**595**	476	25%
Embedded value adjusted operating profit	**637**	524	22%
Life assurance sales (APE)	**183**	171	7%
Unit trust sales	**795**	511	56%
Funds under management (£bn)	**39**	36	8%

Highlights (Rm)*	**H1 2006**	H1 2005	% change
Adjusted operating profit	**6,724**	5,532	22%
Embedded value adjusted operating profit	**7,199**	6,090	18%
Life assurance sales (APE)	**2,062**	1,991	4%
Unit trust sales	**8,985**	5,948	51%
Funds under management (Rbn)	**514**	431	19%

* Includes results for Namibia and Old Mutual International.

Performance

Our businesses continue to benefit from an expanding South African economy with GDP growth at 4.1% over the first six months of 2006. We are well positioned across all product sectors to benefit from these positive economic conditions, as we progress further towards the objective of becoming the financial provider of choice to every economically active home and business in South Africa.

Adjusted operating profit increased by 22% (25% in GBP) in the first half of 2006 to R6,724 million (30 June 2005: R5,532 million) principally driven by strengthening profit growth at Nedbank, as the business continues to recover. A buoyant banking market coupled with operating efficiencies achieved over the last two years has meant that Nedbank is well on track to deliver a 20% ROE in 2007, from the base of 18.3% delivered in the first half of the year. Whilst the impact of exchange rates on half-year earnings for the group was minimal, a more significant impact is expected on full year earnings.

Unit trust sales for the half-year increased by 51% in South Africa as the business continues to benefit from a number of factors including more focused product level marketing initiatives and sales growth through open architecture solutions. Life sales, which on an Annual Premium Equivalent (APE) basis increased by 4% to R2,062 million, benefited from good growth in our core Retail and Group single premium business offset by a decline in the Healthcare and Group protection business.

South African funds under management increased by 7% to R514 billion (31 December 2005: R480 billion), benefiting from growth in the South African equity market. On a Sterling basis funds under management of

£39 billion have decreased by 11% (31 December 2005: £44 billion) reflecting the devaluation in the Rand over the six months.

LIFE ASSURANCE & ASSET MANAGEMENT- OLD MUTUAL SOUTH AFRICA (OMSA)

Highlights (Rm)	H1 2006	H1 2005	% change
Life assurance*	**1,589**	1,758	(10%)
Long-term investment return (LTIR)	**798**	646	24%
Asset management	**459**	361	27%
Adjusted operating profit	**2,846**	2,765	3%
Return on allocated capital	**23%**	24%	
Embedded value adjusted operating profit (covered business)	**2,869**	2,971	(3%)
Adjusted return on embedded value	**13%**	16%	
Life assurance sales (APE)	**1,847**	1,833	1%
Unit trust sales	**8,506**	5,614	52%
Value of new business	**252**	267	(6%)
Life new business margin	**14%**	15%	
SA client funds under management (Rbn)	**391**	316	24%

* Includes income from associated undertakings.

Strong asset management result offset by lower life assurance earnings

Total earnings increased by 3% to R2,846 million for the first six months of 2006 from R2,765 million for the equivalent period last year, reflecting a strong increase in asset management profits and the LTIR, offset by a decrease of 10% in the life assurance result.

Adjusted operating profit for the asset management businesses, which increased by 27% to R459 million for the half year 2006 (30 June 2005: R361 million), benefited from significant performance fees earned and a strong increase in funds under management since the start of the year. Active targeting of unit trust sales growth through specific product-level marketing also contributed to this result, with unit trust sales increasing by 52% in the first half compared with the first six months of 2005.

The life assurance profit showed a decrease of 10% to R1,589 million from R1,758 million in 2005 as a result of the continued investment in distribution, an increased share-based incentive charge following the strong increase in the Old Mutual share price, a significant decline in investment variances off a high 2005 base due to interest rate movements and the consequences of assumption changes in 2005.

The underlying strength of the South African equity market, resulting in higher investible assets as a result of significant investment gains on the shareholder portfolio, have contributed to the increase of 24% in the LTIR to R798 million for the half year (30 June 2005: R646 million).

EEV earnings

Embedded value adjusted operating profit before tax for covered business has decreased by 3% to R2,869 million, from R2,971 million at June 2005. An increase in the expected return, due to an increase in the opening embedded value has been offset by a reduction in experience variances, which are still positive due to some one-off items in 2005. The annualised return on embedded value has decreased to 13%, from 16% at June 2005. This reduction is due to lower favourable experience variances, a decrease in the expected opening rates of return and a decrease in relative value of new business.

Positive net client cash flows of R6.4 billion

Client funds under management increased by 8% to R391 billion from R362 billion at 31 December 2005, benefiting from the growth in the South African equity market.

Net client cash flows were R6.4 billion for the half year, compared with R17 billion of negative cash flows in the first half of last year. The turnaround in cash flows relates mainly to third party asset management flows which have been positive this half year, but were significantly negative in the same period last year. These flows include R4.2 billion from Mutual & Federal.

OMAM (SA) continued to deliver solid investment performance, ranking third out of the nine institutional asset managers in the Alexander Forbes South African Global Manager Watch (Large) Survey over the three years to the end of June 2006.

Exceptional growth of 52% in unit trust sales

OMSA unit trust sales increased by 52% to R8,506 million (30 June 2005: R5,614 million), driven by more focused product-level marketing, our ongoing investment in distribution, sales growth through open architecture platforms and the current positive investment environment in South Africa.

Net cash flows also increased for the half year to R2.2 billion from R1.9 billion in 2005.

Life sales continue to benefit from investment in distribution

Our focus on improving customer value for money, strengthening our tied agent sales force and relationships with independent sales forces, and building links with our other South African businesses, have all positively impacted sales.

Individual Life sales up 13%

Individual APE (Rm)	**H1 2006**	H1 2005	% change
Savings	**600**	574	5%
Protection	**375**	306	23%
Immediate annuity	**85**	82	4%
Group Schemes	**375**	310	21%
Total	**1,435**	1,272	13%
Single	**393**	334	18%
Recurring	**1,042**	938	11%

Individual business was up 13% to R1,435 million, reflecting the benefits of continuing investment in distribution.

It was pleasing to see the ongoing focus on delivering cross business growth continuing to bear fruit, with single premiums positively impacted by a 91% increase in life APE sales through Nedbank for the first six months of 2006 compared with same period last year.

Individual Life recurring premiums increased by 11% to R1,042 million for the first half from R938 million for the equivalent period last year, with our Group Schemes business continuing to expand on the back of good sales force growth. A significant increase in credit life sales through Nedgroup Life contributed to the 23% increase in Protection business.

Growth in Group Business sales impacted by lower Healthcare

Group APE (Rm)	**H1 2006**	H1 2005	% change
Savings	**147**	148	(1%)
Protection	**37**	81	(54%)
Annuity	**96**	54	78%
Healthcare	**132**	278	(53%)
Total	**412**	561	(27%)
Single	**227**	182	25%
Recurring	**185**	379	(51%)

Group Business sales decreased by 27% to R412 million (30 June 2005: R561 million) as recurring premiums of R185 million suffered as a result of 53% lower Healthcare sales, decreasing to R132 million for the first half (30 June 2005: R278 million). Steps being taken to address the declining Healthcare sales include reviewing the structure of the business, improving distribution issues and reviewing benefit structures.

Group protection sales were lower by 54%, as incumbents won most tenders and competition remained fierce. We have been successful in retaining more protection business than normal, helping to offset the impact of lower new business levels.

The high growth of 25% in Group single premiums to R227 million (30 June 2005:R182 million) was underpinned by some significant annuity wins in the first half of 2006.

Margin of 14% is in line with expectations

Both Individual and Group Business new business margins have remained in line with the first half of last year, at 12% and 20% respectively, despite the increase in discount rates used to value the margins. The Individual Business margin reflects the impact of the investments in our distribution capability, the switch to lower charge products, an increase in embedded value economic assumptions and more competitive product pricing in some areas. Overall new business margins decreased slightly to 14% from 15% in the first half of 2005 due to the lower proportion of Group Business sales and the change in discount rates.

The after-tax value of new business was R252 million, 6% lower than in the first half of 2005 in line with the reduction in overall margin.

Strong capital position

Our South African life company remains strongly capitalised, with 3.1 times coverage of its Statutory Capital Adequacy Requirement (SCAR) after allowing for statutory limitations on the value of certain assets. This compares favourably with the coverage of 3.0 times at 31 December 2005 and 2.4 times at 30 June 2005.

Highlights (Rm)	H1 2006	H1 2005	% change
Adjusted operating profit	**3,247**	2,114	54%
Headline earnings*	**2,104**	1,398	51%
Net interest income*	**5,039**	4,024	25%
Non-interest revenue*	**4,591**	3,881	18%
Net interest margin*	**3.88%**	3.45%	
Cost to income ratio*	**57.3%**	65.1%	
ROE*	**18.3%**	14.8%	
Total Assets (bn)*	**385**	336	15%
ROA*	**1.15%**	0.85%	

* As reported by Nedbank.

Strong results with adjusted operating profit up 54%

Nedbank continues to deliver improved financial results, with adjusted operating profit of R3,247 million up by 54% on the 2005 equivalent of R2,114 million. This reflects the benefits of organic growth, coupled with the operating efficiencies achieved over the last two years.

Continued growth in net interest income (NII)

NII grew 25% to R5,039 million. Despite margin compression experienced by the industry, Nedbank's margin for the period improved to 3.9% from 3.5% in the first half of 2005, reflecting product mix changes from the growth in higher margin retail and business banking advances, including strong growth in personal loans at Nedbank Retail, the settlement of the expensive funding for the minority shareholders of Peoples Bank in April 2005, higher endowment levels and interest on the proceeds from the sales of the remaining holdings in Net1 UEPS Technologies Inc and State Bank of Mauritius.

Nedbank anticipates some margin reduction for the remainder of the year as a result of asset growth within the banking sector in South Africa being funded largely by wholesale deposits. This is expected to be partially offset by the increased endowment effect from interest rate increases.

Strong growth in Non-interest revenue (NIR)

NIR increased by 18% from R3,881 million to R4,591 million for the period to 30 June 2006. This growth was driven largely by property private equity revaluations in Nedbank Corporate, buoyant and volatile market conditions contributing to a 38.7% increase in overall trading income at Nedbank Capital, increased volume growth resulting in commission and fees growing 18% over the comparative period, and growth in the group's bancassurance operations, with new business premiums increasing by 21% from R2,294 million to R2,767 million. In July 2006 Nedbank Retail reduced bank fees for individual current account clients by an average of 13%.

Cost to Income Ratio reduced to 57%

Expenses continued to be closely managed, as they increased by only 7% to R5,516 million, and revenue growth exceeded expense growth by 15% for the period, resulting in the efficiency ratio improving from 65% to 57%. Nedbank has recruited additional staff in client-facing divisions and has announced a major expansion program whereby it will invest R1 billion over the next three years in expanding its distribution footprint, including opening an additional 400 retail outlets and upgrading their ATM network.

Return on Equity (ROE) on track at 18%

Return on Equity improved significantly from 15% (at 30 June 2005) to 18% for the six month period to 30 June 2006 and the bank remains committed to meeting the 2007 targets of the 55% Cost to Income Ratio and 20% Return on Equity despite the challenge of continued investment in its retail footprint.

Strong capital position maintained

Nedbank remains well capitalised, with its Tier 1 group capital adequacy ratio increasing from 8.5% at 30 June 2005 to 9.1% at 30 June 2006. The total group capital adequacy ratio has increased from 12.2% at 30 June 2005 to 13.3% at 30 June 2006. Nedbank bought back 5.5 million shares in the first half of 2006.

GENERAL INSURANCE – MUTUAL & FEDERAL

Highlights (Rm)	H1 2006	H1 2005	% change
Adjusted operating profit	**475**	573	(17%)
Underwriting ratio*	**3.9%**	8.2%	
Gross premiums*	**4,260**	3,962	8%
Earned premiums*	**3,634**	3,323	9%
Solvency ratio*	**75%**	57%	
Return on capital*	**20.4%**	22.7%	

* As reported by Mutual & Federal.

Underwriting surplus achieved in a competitive market

The anticipated deterioration in trading conditions in the short-term insurance market resulted in a 17% decrease in Mutual & Federal's adjusted operating profit for the half year to R475 million (30 June 2005: R573 million). This result was impacted by an escalation in average claim costs as claim patterns returned to more normal levels following the benign claims environment during the comparable period in 2005, combined with moderate premium growth due to increasing pricing pressure in a softening insurance cycle.

Mutual & Federal generated an underwriting surplus of R140 million at an underwriting ratio of 3.9%. Despite the aggressive cutting of premium rates to non-sustainable levels by certain competitors, Mutual & Federal remain committed to maintaining responsible underwriting standards.

Conditions within the short-term insurance market and in the economy in general, continue to provide significant opportunities for business growth at Mutual & Federal while management expressed confidence that premium increases and corrective action planned for the second half of the year, particularly in relation to the motor business, will continue to support modest underwriting profits.

Satisfactory premium growth at 8%

Total gross premiums increased by a satisfactory 8% for the first half to R4,260 million (30 June 2005: R3,962 million) despite the continued softening of the short-term insurance market and the intense level of competition experienced throughout the sector with each division encountering difficulties in defending its client base.

Claims increase in severity and frequency

The general level of commercial and industrial fire claims increased in both severity and frequency in the first half, negatively impacting the results of the commercial portfolio. The personal division was also affected by severe adverse weather conditions in addition to increased theft losses. The motor account, in particular, reflected an underwriting deficit as it continued to be affected by an escalation in the incidence of motor vehicle accidents. This division has also been impacted by increased repair costs relating to imported cars following the recent decline in the Rand.

Investment income increased due to positive operational cash flows

Investment income in the first half remained at a high level following continued growth in the value of listed equities, while interest income benefited from higher levels of cash in hand.

Capital management

Mutual & Federal has announced the payment of a special dividend following a detailed review of its capital requirements. The capitalisation award, with a cash alternative of 800 cents per share, payable on 11 September 2006, representing R2.3 billion or 40% of the net asset value of the company. Following payment of the special dividend, the solvency ratio is expected to decrease from the current level of 75% to approximately 40%, a level which is considered sufficient to sustain the current operations, as well as supporting the future development of the business.

UNITED STATES

Strong growth in adjusted operating profit

Highlights (£m)	**H1 2006**	H1 2005	% change
Adjusted operating profit	**131**	112	17%
Embedded value adjusted operating profit	**126**	133	(5%)
Life assurance sales (APE)	**129**	147	(12%)
Mutual fund sales	**384**	64	500%
Funds under management (£bn)	**126**	117	8%

Highlights ($m)	**H1 2006**	H1 2005	% change
Adjusted operating profit	**234**	210	11%
Embedded value adjusted operating profit	**225**	251	(10%)
Life assurance sales (APE)	**230**	276	(17%)
Mutual fund sales	**687**	120	473%
Funds under management ($bn)	**232**	209	11%

Performance

Our US business is well placed to take advantage of local demographics as we further enhance our products and investment styles. We have introduced a common management structure and aim to implement a coordinated retail distribution strategy, while preserving the autonomy of the individual money management affiliates, and their ability to focus on producing excellent investment performance for clients.

The US businesses delivered an 11% increase in adjusted operating profit to $234 million for the half year 2006 compared with $210 million for the first six months of 2005. Funds under management increased by 11% to $232 billion compared to 30 June 2005, even after the sale of eSecLending in May. Both the life business and the asset management businesses continues to grow through the combined effect of net cash flow from clients, positive equity markets, and good investment performance by our affiliates. We also had another good contribution from transaction and performance fees.

Funds under management at the half year have been impacted by a decrease of $25.4 billion in client assets as a result of the sale of eSecLending. Funds under management at our US life business of $21 billion at 30 June 2006 are now firmly in the $20 to $25 billion range required to meet the target of releasing cash from 2007.

Strong growth in operating profit, up 11%

Highlights ($m)	H1 2006	H1 2005	% change
Adjusted operating profit*	**129**	116	11%
Return on equity	**7.9%**	8.4%	
Embedded value adjusted operating profit (covered business)	**120**	157	(24%)
Return on embedded value	**8.1%**	12.8%	
Life assurance sales (APE)	**230**	276	(17%)
Value of new business	**40**	55	(27%)
New business margin	**17%**	20%	
Funds under management ($bn)	**21**	20	5%

* Restated to exclude amortisation of the present value of acquired in-force business.

Adjusted operating profit in the US life business increased by 11% to $129 million for the half year from $116 million achieved in the first six months of 2005. This result reflects the continued growth in assets and in-force business, combined with financial disciplines implemented to both progress the business and enable the targeted release of cash from 2007.

Return on equity for the year of 7.9% benefited from the strong operating profit result but was negatively impacted by recent capital injections to fund growth and maintain the targeted risk-based capital ratio.

On track for full year sales target

Our goal for this business is to grow assets by achieving sales of $4 billion so as to release cash from 2007. We are well on track, with funds under management at 30 June 2006 of $21 billion, the business is on target to deliver full year sales at a similar level to 2005.

In accordance with expectations, Life APE sales for the first half were 17% lower at $230 million (30 June 2005: $276 million), compared with record half-year 2005 sales. Second quarter sales were up 17% on the first quarter. We continue to focus on maintaining pricing disciplines and targeting growth in more profitable product areas rather than indiscriminately pursuing volume growth.

Offshore annuity APE sales through Old Mutual Bermuda continued to show excellent growth of 54%, increasing to $54 million (30 June 2005: $35 million) and now represent almost a quarter of sales for the US Life business. This growth reflected a further strengthening of relationships in the existing bank distribution network and an overall expansion in the network during the first half of 2006.

Our adjusted embedded value operating profits were affected by a lower value of new business due to the decline in new business sales and a change in operating assumption to reflect the higher than expected usage of a product feature which allows clients to withdraw 10% of their fund without any surrender charge.

Pricing disciplines maintained

Positive investment yields, combined with the focus on achieving profitability through the maintenance of strong pricing disciplines, resulted in a robust margin of 17% in the first half of 2006 despite the impact of a significant increase in the risk discount rate.

The after-tax value of new business decreased by 27% to $40 million compared with $55 million for the half year 2005, reflecting the impact of the reduction in sales, in addition to the increase in the risk discount rate and the unusually high margin achieved in the first half of 2005.

Continued strengthening of this business

We are committed to ensuring that adequate infrastructure is in place to support this growing business, with the implementation of new actuarial and financial systems now substantially complete, providing significant enhancements to our internal processes.

We will continue to maintain strong pricing disciplines to achieve sales growth in the higher margin, more profitable areas of the business.

US ASSET MANAGEMENT

Operating profit up 12%

The Group's US asset management business delivered 12% growth in adjusted operating profit to $105 million for the six months to 30 June 2006, compared with $94 million for the equivalent period last year. Operating profit benefited from the continuation of strong net cash inflows, combined with strong transaction and performance fees sourced primarily from Heitman and Acadian.

Highlights ($m)	**H1 2006**	H1 2005	% change
Adjusted operating profit	**105**	94	12%
Funds under management ($bn)	**231**	209	11%
Net fund flows ($bn)	**9.7***	20.1	(52%)
Operating margin	**26%**	25%	

* Excludes impact of eSecLending.

Continued strong net inflows

The combination of strong net cash flows, positive equity markets and the focus on delivering superior investment performance, contributed to a 11% increase in asset levels to $231 billion compared with the first half 2005, and an increase of 2% from $226 billion funds since the start of the year. Excluding the effect of the sale of eSecLending, funds under management increased by 10% from $211 billion at 31 December 2005.

Funds under management benefited from net fund inflows of $20 billion for the first half of 2006, including $10.3 billion relating to eSecLending. International / emerging markets equity, core equity and global fixed income products attracted the largest inflows, with strong investment performance and net positive market movements contributing a further $9.4 billion towards the increase in funds under management for the half year.

Strong investment performance

Continued positive net fund inflows reflected the excellent investment performance achieved by our member firms. At 30 June 2006, 88% and 92% of assets had outperformed their benchmarks over three and five years respectively. Over the same periods 55% and 66% of assets respectively ranked in the first quartile of their peer group.

Executing on growth

Our retail initiative continued to gather momentum with year to date gross sales of $1.2 billion, of which $687 million related to open-end mutual fund sales. This sales momentum is a result of the wholesaling team effort in place for over a year now, as well as having over 400 National Account selling agreements in place. We have continued to expand our product line and in May 2006 launched the Old Mutual Analytic Global Defensive Equity Fund.

In February 2006, the US asset management business exercised its option to purchase a majority interest in Copper Rock Capital Partners, a small-cap growth equity manager headquartered in Boston. The investment team brought with them a solid performance record, contributing to a doubling of funds under management since February, including healthy growth of assets in the Old Mutual Copper Rock Emerging Growth Fund.

The US Asset Management business remains committed to its strategy of identifying product and sector gaps in its portfolio and selectively pursuing opportunities that will assist in development of those areas.

Continuing strong net inflows and forthcoming product introductions place the business in a favourable position to increase total funds under management and earnings going forward. As always the business model is focused on enabling the member firms to deliver superior investment returns to clients.

Highlights (£m)*	H1 2006	Proforma H1 2005	% change
Adjusted IFRS operating profit	**120**	39	208%
Embedded value adjusted operating profit (covered business)	**183**	137	34%
Life assurance sales (APE)	**420**	359	17%
Mutual fund sales	**1,790**	1,184	51%
Return on invested capital	**9%**	n/a	
Return on embedded value	**13.3%**	n/a	
Funds under management (£bn)	**47**	36	31%

* All current and prior year numbers reflect 5 months of results. All prior year numbers are proforma, adjusted to Old Mutual accounting policies. Prior year embedded value numbers are on a Skandia basis but allow for group expenses.

Strong operating results

A strong operating result both on an IFRS and EEV basis was delivered, with the integration remaining on track both in terms of realisation of synergies and estimated synergy costs.

Adjusted operating profit on an IFRS basis increased from £39 million to £120 million driven by higher funds under management, higher sales volumes and increased fee income achieved across most areas of the business.

The embedded value adjusted operating profit before tax of £183 million increased from £137 million, benefiting from excellent new sales in many regions including UK post A-day sales, as well as significant growth in the Europe and Latin America division (ELAM) particularly in Italy, Poland and France and positive experience effects. In addition, experience variances improved reflecting a higher level of fee income and better persistency experience compared to that assumed in all three divisions.

Particularly pleasing was the increase in UK mutual fund sales, with 75% sales growth in the UK from Skandia MultiFUNDS and Selestia combined, as the industry shift to open architecture platforms continued.

Margins after tax on life business improved, after factoring in the Head office expenses allocation. Healthy net cash inflows of £3 billion, led to funds under management increasing by 7% since 31 December 2005, benefiting also from the strength of equity markets. This was also reflected in the increase in total fund based fees of 58%.

The results from Skandia are above expectations with strong sales and we are pleased that the business has shown minimal disruption from the acquisition in February. Much, of course, remains to be done. We outlined our future strategy on 20 June 2006 and we are committed to all the goals laid out at that time.

Highlights (£m)*	H1 2006	Proforma H1 2005	% change
Long-term business	**63**	16	297%
Asset management	**4**	(7)	163%
IFRS adjusted operating profit	**67**	9	644%
Embedded value adjusted operating profit (covered business)	**86**	52	65%
Life assurance sales (APE)	**262**	225	16%
Mutual fund sales	**1,170**	667	75%
Value of new business	**26**	17	53%
Life new business margin	**10%**	8%	
Funds under management (bn)	**31**	23	35%

* All current and prior year numbers reflect 5 months of results. All prior year numbers are proforma adjusted onto old Mutual accounting policies. Prior year embedded value numbers are on a Skandia basis but allow for group expenses.

Strong earnings

The improvement in the adjusted operating result in the first half of 2005 of £9 million, to £67 million in the first half 2006 is primarily driven by higher fund base fees as asset appreciation and net fund inflows have increased funds under management.

In addition the 2005 result was impacted by a number of one-off charges in 2005, as provisions were required to address changes in fee structure.

Embedded value adjusted operating profit before tax increased from £52 million to £86 million, driven by growth in new business, operating leverage and improved experience variances from the positive impact of high fee income. Skandia UK also saw a rise in surrender rates associated with increased A-day related pension transfer activity and we believe this trend was experienced across the industry. We are currently undertaking measures to improve long-term persistency performance.

Life sales up 16%, Mutual Fund sales up 75%

Skandia UK continued to deliver strong new business growth, with life APE sales up 16% to £262 million (30 June 2005: £225 million).

UK onshore unit-linked sales grew by 39% to £162 million, benefiting from increased transfer activity and higher regular premium investments following the implementation of Pensions 'A' Day regulations, with an 89% growth in pensions sales.

Offshore sales declined by 5% to £100 million. Whilst strong growth was experienced by Royal Skandia in international markets, this was offset by lower UK sourced sales, where volumes were adversely impacted by uncertainty surrounding the tax treatment of trusts.

Mutual fund sales increased by 75% to £1,170 million (30 June 2005: £667 million), benefiting from strong tax year end sales and the continuing industry shift to open architecture investment platforms.

Profit margins

Value of new business for life business after tax of £26 million resulted in a profit margin (after tax and after allocating Head Office expenses) of 10%. Skandia UK's margin has benefited from favourable operating leverage from strong new sales and an improvement in product mix, as Skandia sold proportionately less of some lower margin International products. The long-term goal, as communicated on 20 June 2006, is to achieve margins in the 11-12% range.

Funds under management

Funds under management have increased by 7% to £31 billion from 31 December 2005, benefiting from strong net inflows from unit-linked and mutual funds coupled with favourable market movements.

The largest increase was experienced within mutual funds driven by strong performance in Skandia MultiFUNDS (SMFL), Selestia and Skandia Investment Management (SIML).

SMFL/Selestia inflows are growing strongly as fund platforms become the industry standard for mutual funds investments. SIML has continued to broaden its fund range, with new funds such as Global Best Ideas Funds (GBI) launched in June 2006.

SIML funds were added to the Selestia platform in June and the SMFL/Selestia integration plan continues to gain momentum in line with the plans announced by the Group on 20 June 2006.

NORDIC

Highlights (SEKm)*	**H1 2006**	Proforma H1 2005	% change
Long-term business	**481**	276	75%
Asset management	**12**	10	18%
Banking	**79**	58	36%
Adjusted operating profit	**572**	344	66%
Embedded value adjusted operating profit (covered business)	**755**	460	64%
Life assurance sales (APE)	**904**	916	(1%)
Mutual fund sales	**793**	820	(3%)
Value of new business	**260**	261	-
Life new business margin	**29%**	29%	
Funds under management (bn)	**99**	82	21%

* All current and prior year numbers reflect 5 months of results. All prior year numbers are proforma adjusted onto Old Mutual accounting policies. Prior year embedded value numbers are on a Skandia basis but allow for group expenses.

Nordic division delivers good profits

Adjusted operating profit increased from SEK344 million to SEK572 million benefiting from higher fund-based fees in the unit-linked business, improved risk result and higher rebates from fund managers. Within Nordic, a majority of fee income is fund based and it grew 38% with funds growing by 21%. Whilst Nordic's banking result has improved in 2006 due to lower head office expense allocation, underlying business

performance was dampened by both lower net interest income due to a change in product mix and increased competition as well as higher transaction and project costs following the Basel II implementation.

Embedded value adjusted operating profit increased from SEK460 million to SEK755 million driven by a higher return on in-force business and significant improvements in experience variances mainly related to higher fee income and surrenders in line with that assumed as part of the restatement. The value of new business was relatively stable.

During the prior year there was increased transfer activity from other products as a result of the new Kapitalpension product. As expected during the first half of 2006, the levels of surrenders in unit-linked business have levelled off with the reduced impact of conversions to Kapitalpension.

Sales

Unit-linked APE sales in the Nordic region decreased by 1% to SEK904 million with 7% growth in recurring premiums offset by a 31% decrease in single premiums, reflecting a downturn in Kapitalpension product sales over the second quarter, as the rush to convert older contracts has tailed off. For the same reason, surrenders were also lower.

The downturn in Kapitalpension is reflected in the declining market share for unit-linked business in Sweden, which was 17.9% on a moving twelve months basis compared to 18.7% a quarter earlier. New sales within the corporate segment in Sweden were stable and Skandia's market share in that segment grew slightly to 18.3%. The corporate segment accounts for more than two-thirds of new sales in Sweden.

Profit margins maintained

Strong profit margins for unit linked business were maintained in the first half of 2006, and the VNB after tax of SEK260 million resulted in a profit margin after tax of 29%. We expect that structural changes in the Swedish market will squeeze margins down to the 22-25% range as communicated on 20 June.

Funds under management

Despite the decrease in equity markets during the second quarter of 2006, total funds under management retained most of the increase seen in 2005. The increase was driven by higher net inflows from customers into unit-linked funds.

Lending in the bank increased by 14% compared to 31 December 2005, resulting mainly from mortgages in Norway.

EUROPE AND LATIN AMERICA (ELAM)

Highlights (Euro m)*	H1 2006	Proforma H1 2005	% change
Long-term business	**19**	12	58%
Asset management	**(3)**	(6)	42%
Adjusted operating profit	**16**	6	167%
Embedded value adjusted operating profit (covered business)	**60**	74	(19%)
Life assurance sales (APE)	**132**	95	39%
Mutual fund sales	**816**	665	23%
Value of new business	**25**	17	47%
Life new business margin	**19%**	18%	
Funds under management (bn)	**13**	10	30%

* All current and prior year numbers reflect 5 months of results. All prior year numbers are proforma adjusted onto Old Mutual accounting policies. Prior year embedded value numbers are on a Skandia basis but allow for group expenses.

Positive growth in IFRS profit

Adjusted operating profit increased to Euro 16 million compared to Euro 6 million in the prior year driven by increased fee income as funds under management have continued to grow, higher inflows together with maintained cost control. Total fund based fees increased 50% during the first six months as the total funds within Unit Linked and Mutual Funds grew by 30% from 30 June 2005.

Within Mutual Funds, Colombia and Skandia Global Funds are the largest positive contributors to the IFRS result whereas the businesses in some other countries are still in a start up phase.

Embedded value adjusted operating profit of Euro 60 million declined from Euro 74 million despite higher value of new business compared to last year due to strong growth in the value of new business in Italy, Poland and France. This was because there was some positive one-off effects in the value of new business and experience variance due to the German overhang in 2005 as well as changes in operating assumptions in 2005.

Strong growth in sales

Life APE sales growth has been particularly strong in Italy, Poland and France, with exceptionally strong single premium sales in Italy in the first quarter of 2006.

The new business inflow in Germany continues to recover even though the market is still slower than in the first years before the pension reform. Germany, like Austria, has a steady book of regular premium contracts generating a good level of regular inflow.

ELAM achieved growth of 23% in mutual fund sales to Euro 816 million (30 June 2005: Euro 665 million), primarily driven by excellent sales in Spain and Colombia in the first quarter.

Margin of 19% achieved

The overall new business margin of 19% was slightly higher than the expected long-term margin of 16-18% as communicated on 20 June due to a shift in the geographical new business mix.

Funds under management

Despite the decrease in equity markets during the second quarter of 2006, total funds under management remain stable at Euro 13 billion when compared to 31 December 2005. Net client cash flows were positively impacted by strong inflows within mutual funds offset by withdrawals in the short-term asset management business, primarily due to the downturn in equity markets during the second quarter of 2006.

Highlights (£m)	H1 2006	H1 2005*	% change
Adjusted operating profit	**9**	8	13%
Funds under management (£bn)	**7**	6	17%
Unit trust sales	**779**	450	73%

* Includes results of Skandia Australia and Skandia-BSAM (China).

A year of strong organic growth

The success of our organic growth strategy continues with our other businesses (including Old Mutual Asset Managers (OMAM (UK)), Skandia Australia, Old Mutual Asset Managers Bermuda and our Asian operations) delivering adjusted operating profit of £9 million for the half year 2006.

OMAM (UK) produced solid results, with adjusted operating profit of £6 million driven by strong hedge fund and retail unit trust performance.

Unit trust sales increased by 73% to £779 million for the first half (30 June 2005: £450 million) driven by strong sales at OMAM (UK) as the business continued to benefit from the expansion of its product portfolio and the further strengthening of its distribution capabilities.

Expansion into Asia

Our life associate in India, Kotak Mahindra Old Mutual, continues to make strong progress. Total premium income on an APE basis reached £55 million for the first six months of the year, an increase of 92% over the first half of 2005. The business now has more than 2,000 employees and a tied-agency force of 14,000, and operates from 51 branches in 39 cities across India.

Skandia-BSAM, our joint venture with the Beijing state-owned Asset Management Company, now in its second year of operation, has made a very good start to the year, achieving 87% of its annual sales target at the half-year. In addition to the current branches in Beijing and Shanghai, we will be opening a third branch in Nanjing before the end of the year.

Australian Skandia Limited has been in operation for five years and provides investors with a choice of flexible, long-term savings solutions. Australia remains an attractive market, with the business showing strong fund inflows.

Going forward we will continue to pursue organic growth, with new product launches and further development of our distribution team capabilities planned for OMAM (UK). The business is also focusing on diversifying its revenue streams, primarily through growth in the institutional business.

We are also committed to expanding our operations in India and China through the development and offering of financial solutions to the emerging middle class in those countries.

Summary Consolidated Income Statement

for the six months ended 30 June 2006

The following table summarises the Group's results in the consolidated income statement on page 30. Adjusted operating profit represents the Directors' view of the underlying performance of the Group. This summary does not form part of the interim financial statements.

	Notes	**6 months ended 30 June 2006**	6 months ended 30 June 2005	£m Year ended 31 December 2005
South Africa				
Long-term business		**224**	214	475
Asset management		**55**	37	85
Banking		**274**	176	421
General insurance		**42**	49	102
		595	476	1,083
United States				
Long-term business		**72**	62	106
Asset management		**59**	50	118
		131	112	224
Europe				
Long-term business		**111**	-	-
Asset management		**3**	(2)	(4)
Banking		**6**	-	-
		120	(2)	(4)
Other				
Long-term business		**(1)**	-	-
Asset management		**10**	10	20
		9	10	20
Finance costs		**(63)**	(19)	(37)
Other shareholders' income/(expenses)		**(21)**	(11)	(25)
Adjusted operating profit*	3(ii)	**771**	566	1,261
Adjusting items	4	**(40)**	87	218
Profit before tax (net of income tax attributable to policyholder returns)		**731**	653	1,479
Total income tax expense	5	**(296)**	(181)	(484)
Less: income tax attributable to policyholder returns		**84**	21	127
Income tax attributable to shareholders		**(212)**	(160)	(357)
Profit for the financial period		**519**	493	1,122
Profit for the financial period attributable to:				
Equity holders of the parent		**380**	387	867
Minority interests				
Ordinary shares		**113**	78	203
Preferred securities		**26**	28	52
		519	493	1,122

* For long-term and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities.

Summary Consolidated Income Statement *continued*

for the six months ended 30 June 2006

Adjusting items comprise:

	Notes	6 months ended 30 June 2006	6 months ended 30 June 2005	£m Year ended 31 December 2005
Income / (expense)				
Goodwill impairment and impact of acquisition accounting	4(i)	(135)	(14)	(22)
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	97	(4)	58
Short-term fluctuations in investment return	4(iii)	73	133	363
Investment return adjustment for Group equity and debt instruments held in life funds	4(iv)	(97)	(28)	(109)
Initial costs of Black Economic Empowerment schemes	4(v)	-	-	(72)
Dividends declared to holders of perpetual preferred callable securities	4(vi) / 8	22	-	-
Adjusting items		(40)	87	218

Adjusted operating profit after tax attributable to ordinary equity holders is determined as follows:

	Notes	6 months ended 30 June 2006	6 months ended 30 June 2005	£m Year ended 31 December 2005
Adjusted operating profit		771	566	1,261
Tax on adjusted operating profit	5	(196)	(137)	(314)
		575	429	947
Minority interests – ordinary shares		(119)	(76)	(185)
Minority interests – preferred securities		(26)	(28)	(52)
Adjusted operating profit after tax attributable to ordinary equity holders		430	325	710

Earnings per share attributable to ordinary equity holders	Notes	6 months ended 30 June 2006	6 months ended 30 June 2005	Pence Year ended 31 December 2005
Adjusted operating earnings per ordinary share*	7(ii)	8.5	8.7	18.5
Basic earnings per ordinary share	7(i)	8.0	11.2	25.1
Diluted earnings per ordinary share	7(i)	7.5	11.2	24.3
Adjusted weighted average number of shares – millions	7(ii)	5,063	3,753	3,840
Weighted average number of shares – millions	7(i)	4,547	3,467	3,456

* Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

Consolidated Income Statement
for the six months ended 30 June 2006

	Notes	6 months ended 30 June 2006	6 months ended 30 June 2005	Year ended 31 December 2005
				£m
Revenue				
Gross earned premiums	3(iii)	**2,411**	2,148	4,473
Outward reinsurance		**(129)**	(80)	(197)
Net earned premiums		**2,282**	2,068	4,276
Investment income (net of investment losses)		**3,661**	2,501	6,569
Banking interest and similar income		**1,304**	944	2,018
Fee and commission income, and income from service activities		**1,074**	576	1,274
Other income		**127**	104	215
Share of associated undertakings' profit after tax		**3**	6	17
Total revenues		**8,451**	6,199	14,369
Expenses				
Claims and benefits (including change in insurance contract provisions)		**(3,759)**	(3,334)	(7,795)
Reinsurance recoveries		**109**	88	226
Net claims incurred		**(3,650)**	(3,246)	(7,569)
Change in provision for investment contract liabilities (including amortisation)		**(832)**	(448)	(1,202)
Losses on loans and advances		**(73)**	(53)	(103)
Finance costs (including interest and similar expenses)		**(42)**	(22)	(40)
Banking interest expense		**(712)**	(576)	(1,254)
Fees, commissions and other acquisition costs		**(381)**	(164)	(389)
Other operating and administrative expenses		**(1,414)**	(951)	(2,155)
Change in provision for third party interest in consolidated funds		**(453)**	(50)	(80)
Goodwill impairment	4(i)	**(2)**	(2)	(5)
Amortisation of PVIF and other acquired intangibles		**(174)**	(9)	(24)
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	**97**	(4)	58
Total expenses		**(7,636)**	(5,525)	(12,763)
Profit before tax		**815**	674	1,606
Income tax expense	5	**(296)**	(181)	(484)
Profit for the financial period		**519**	493	1,122
Profit for the financial period attributable to:				
Equity holders of the parent		**380**	387	867
Minority interests				
Ordinary shares		**113**	78	203
Preferred securities		**26**	28	52
Profit for the financial period		**519**	493	1,122

Earnings and dividend per share		6 months ended 30 June 2006	6 months ended 30 June 2005	Year ended 31 December 2005
				Pence
Basic earnings per ordinary share	7(i)	**8.0**	11.2	25.1
Diluted earnings per ordinary share	7(i)	**7.5**	11.2	24.3
Dividend per ordinary share	8	**3.65**	3.5	5.35
Weighted average number of shares – millions		**4,547**	3,467	3,456

Consolidated Balance Sheet
at 30 June 2006

	Notes	At 30 June 2006	At 30 June 2005	At 31 December 2005
				£m
Assets				
Goodwill and other intangible assets		**5,444**	1,302	1,570
Investments in associated undertakings		**56**	132	93
Investment property		**728**	704	847
Property, plant and equipment		**476**	457	538
Deferred tax assets		**536**	505	458
Reinsurers' share of insurance contract provisions		**819**	362	455
Deferred acquisition costs		**1,419**	815	1,089
Current tax receivable		**74**	28	29
Loans, receivables and advances		**20,530**	15,600	18,456
Derivative financial instruments – assets		**1,280**	1,971	1,604
Financial assets fair valued through income statement		**66,739**	28,470	35,378
Other financial assets		**12,235**	11,886	12,265
Short-term securities		**911**	1,293	1,764
Other assets		**3,526**	2,721	2,409
Assets held-for-sale		**1,168**	-	-
Cash and balances with the central banks		**2,078**	1,946	3,051
Placements with other banks		**720**	324	568
Total assets		**118,739**	68,516	80,574
Liabilities				
Insurance contract provisions		**21,751**	19,794	23,258
Financial liabilities fair valued through income statement		**52,311**	15,863	21,187
Third party interests in consolidation of funds		**2,261**	708	966
Borrowed funds	9	**2,203**	1,048	1,433
Provisions		**371**	237	285
Deferred revenue		**207**	123	138
Deferred tax liabilities		**1,259**	486	611
Current tax payable		**229**	154	178
Deposits from other banks		**1,377**	1,090	2,577
Amounts owed to other depositors		**18,380**	14,776	15,509
Other money market deposits		**2,886**	3,122	3,059
Derivative financial instruments – liabilities		**1,241**	1,893	1,634
Liabilities held-for-sale		**1,105**	-	-
Other liabilities		**4,680**	4,016	3,320
Total liabilities		**110,261**	63,310	74,155
Net assets		**8,478**	5,206	6,419
Shareholders' equity				
Equity attributable to equity holders of the parent		**6,932**	3,816	4,751
Minority interests				
Ordinary shares		**868**	737	1,012
Preferred securities		**678**	653	656
Total minority interests		**1,546**	1,390	1,668
Total equity		**8,478**	5,206	6,419

Consolidated Cash Flow Statement

for the six months ended 30 June 2006

	Notes	6 months ended 30 June 2006	6 months ended 30 June 2005	£m Year ended 31 December 2005
Cash flows from operating activities				
Profit before tax		**815**	674	1,606
Non-cash movements in profit before tax		**(1,454)**	(1,328)	(4,046)
Changes in working capital		**7,309**	597	3,482
Taxation paid		**(172)**	(199)	(314)
Net cash inflow / (outflow) from operating activities		**6,498**	(256)	728
Cash flows from investing activities				
(Acquisition) / disposal of financial investments		**(6,568)**	1,057	644
(Acquisition) / disposal of investment properties		**(37)**	(11)	40
Net acquisition of other fixed assets		**(50)**	(28)	(100)
Acquisition of interests in subsidiaries		**(1,351)**	(106)	(56)
Disposal of interests in subsidiaries, associated undertakings and strategic investments		**113**	(16)	33
Net cash (outflow) / inflow from investing activities		**(7,893)**	896	561
Cash flows from financing activities				
Dividends paid to:				
Equity holders of the parent	B	**(174)**	(118)	(184)
Ordinary minority interests and preferred security interests		**(82)**	(47)	(99)
Interest payable (excluding banking interest payable)		**(43)**	-	(40)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)		**17**	3	2
Repayment of convertible debt		**-**	(341)	(336)
Issue of subordinated debt		**264**	-	259
Other debt issued / (repaid)		**404**	-	(10)
Issue of perpetual preferred callable securities		**-**	347	688
Net cash inflow / (outflow) from financing activities		**386**	(156)	280
Net (decrease) / increase in cash and cash equivalents		**(1,009)**	484	1,569
Effects of exchange rate changes on cash and cash equivalents		**(405)**	(120)	86
Cash and cash equivalents on acquisition of new subsidiaries		**167**	-	-
Cash and cash equivalents at beginning of the period		**3,303**	1,648	1,648
Cash and cash equivalents at end of the period		**2,056**	2,012	3,303
Consisting of:				
Cash and balances with the central banks		**2,078**	1,946	3,051
Placements with other banks		**720**	324	568
Other cash equivalents		**346**	226	381
		3,144	2,496	4,000
Cash and cash equivalents subject to consolidation of funds		**(1,088)**	(484)	(697)
		2,056	2,012	3,303

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long-term business.

Statement of Changes in Equity

for the six months ended 30 June 2006

Six months ended 30 June 2006	Millions			£m
	Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	Total equity
Equity holders' funds at beginning of the period	4,090	4,751	1,668	6,419
Change in equity arising in the period				
Fair value gains / (losses):				
Property revaluation	-	2	-	2
Available-for-sale investments	-	(422)	-	(422)
Net investment hedge	-	(25)	-	(25)
Shadow accounting	-	209	-	209
Currency translation differences / exchange differences on translating foreign operations	-	(565)	(181)	(746)
Other movements	-	57	(61)	(4)
Aggregate tax effect of items taken directly to or transferred from equity	-	62	-	62
Net expense recognised directly in equity	-	(682)	(242)	(924)
Profit for the period	-	380	139	519
Total recognised income and expense for the period	-	(302)	(103)	(405)
Dividend for the period	-	(196)	(60)	(256)
Net purchase of treasury shares	-	(13)	-	(13)
Issue of ordinary share capital by the Company	1,389	2,670	-	2,670
Net acquisition of interests in subsidiaries	-	-	41	41
Exercise of share options	9	12	-	12
Fair value of equity settled share options	-	10	-	10
Equity holders' funds at end of the period	5,488	6,932	1,546	8,478

for the six months ended 30 June 2006

£m

Six months ended 30 June 2006	Notes	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at beginning of the period		410	730	374	357	2,192	688	4,751
Changes in equity arising in the period:								
Fair value gains / (losses):								
Property revaluation		-	-	2	-	-	-	2
Available-for-sale investments		-	-	(422)	-	-	-	(422)
Net investment hedge		-	-	-	(25)	-	-	(25)
Shadow accounting		-	-	209	-	-	-	209
Currency translation differences / exchange differences on translating foreign operations		-	-	-	(565)	-	-	(565)
Other movements		-	-	(2)	-	59	-	57
Aggregate tax effect of items taken directly to or transferred from equity		-	-	52	5	5	-	62
Net expense recognised directly in equity		-	-	(161)	(585)	64	-	(682)
Profit for the period		-	-	-	-	380	-	380
Total recognised income and expense for the period		-	-	(161)	(585)	444	-	(302)
Dividend for the period	8	-	-	-	-	(196)	-	(196)
Net purchase of treasury shares		-	-	-	-	(13)	-	(13)
Issue of ordinary share capital by the Company		138	-	2,532	-	-	-	2,670
Exercise of share options		1	11	-	-	-	-	12
Fair value of equity settled share options		-	-	10	-	-	-	10
Attributable to equity holders of the parent at end of the period		549	741	2,755	(228)	2,427	688	6,932

Other reserves	£m At 30 June 2006
Merger reserve	2,716
Available-for-sale reserve	(91)
Investment property revaluation reserve	38
Share based payments reserve	92
Attributable to equity holders of the parent at end of the period	2,755

Retained earnings have been reduced by £724 million at 30 June 2006 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

Included in the dividend for the period is £22 million of dividends declared to holders of perpetual preferred callable securities (note 8).

Statement of Changes in Equity *continued*

for the six months ended 30 June 2006

Six months ended 30 June 2005	Notes	Millions Number of shares issued and fully paid	£m Attributable to equity holders of the parent	Total minority interest	Total equity
Equity holders' funds at beginning of the period		3,854	3,265	1,431	4,696
Changes in equity arising in the period					
Fair value gains / (losses):					
Net investment hedge		-	(50)	-	(50)
Available-for-sale investments		-	84	-	84
Shadow accounting		-	(11)	-	(11)
Currency translation differences / exchange differences on translating foreign operations		-	(100)	(85)	(185)
Cash flow hedge amortisation		-	2	-	2
Redemption of convertible bonds		-	(18)	-	(18)
Other movements		-	44	(39)	5
Aggregate tax effect of items taken directly to or transferred from equity		-	(16)	-	(16)
Net expense recognised directly in equity		-	(65)	(124)	(189)
Profit for the period		-	387	106	493
Total recognised income and expense for the period		-	322	(18)	304
Dividend for the period	8	-	(118)	(47)	(165)
Net purchase of treasury shares		-	(7)	-	(7)
Issue of perpetual preferred callable securities		-	347	-	347
Net disposal of interests in subsidiaries		-	-	24	24
Exercise of share options		3	3	-	3
Fair value of equity settled share options		-	4	-	4
Equity holders' funds at end of the period		3,857	3,816	1,390	5,206

Statement of Changes in Equity *continued*

for the six months ended 30 June 2006

Six months ended 30 June 2005	Notes	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
								£m
Attributable to equity holders of the parent at beginning of the period		386	600	445	122	1,712	-	3,265
Changes in equity arising in the period:								
Fair value gains / (losses):								
Net investment hedge		-	-	(50)	-	-	-	(50)
Available-for-sale investments		-	-	84	-	-	-	84
Shadow accounting		-	-	(11)	-	-	-	(11)
Currency translation differences / exchange differences on translating foreign operations		-	-	-	(100)	-	-	(100)
Cash flow hedge amortisation		-	-	2	-	-	-	2
Redemption of convertible bonds		-	-	(18)	-	-	-	(18)
Other movements		-	-	-	-	44	-	44
Aggregate tax effect of items taken directly to or transferred from equity		-	-	(16)	-	-	-	(16)
Net expense recognised directly in equity		-	-	(9)	(100)	44	-	(65)
Profit for the period		-	-	-	-	387	-	387
Total recognised income and expense for the period		-	-	(9)	(100)	431	-	322
Dividend for the period	8	-	-	-	-	(118)	-	(118)
Net purchase of treasury shares		-	-	-	-	(7)	-	(7)
Issue of perpetual preferred callable securities		-	(3)	-	-	-	350	347
Exercise of share options		-	3	-	-	-	-	3
Fair value of equity settled share options		-	-	-	-	4	-	4
Attributable to equity holders of the parent at end of the period		386	600	436	22	2,022	350	3,816

Other reserves	£m At 30 June 2005
Merger reserve	184
Available-for-sale reserve	207
Investment property revaluation reserve	28
Cash flow hedge reserve	11
Share based payments reserve	6
Attributable to equity holders of the parent at end of the period	436

Retained earnings were reduced by £533 million, at 30 June 2005 in respect of own shares held in policyholder funds, ESOP trusts and related undertakings.

Statement of Changes in Equity *continued*

for the six months ended 30 June 2006

Year ended 31 December 2005	Notes	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the year		3,854	3,265	1,431	4,696
Changes in equity arising in the year					
Fair value gains / (losses):					
Property revaluation		-	27	-	27
Net investment hedge		-	(78)	-	(78)
Available-for-sale investments		-	(249)	-	(249)
Shadow accounting		-	117	-	117
Currency translation differences / exchange differences on translating foreign operations		-	263	12	275
Cash flow hedge amortisation		-	(12)	-	(12)
Redemption of convertible bonds		-	(18)	-	(18)
Other movements		-	(21)	23	2
Aggregate tax effect of items taken directly to or transferred from equity		-	34	-	34
Net income recognised directly in equity		-	63	35	98
Profit for the year		-	867	255	1,122
Total recognised income and expense for the year		-	930	290	1,220
Dividend for the year	8	-	(184)	(99)	(283)
Net purchase of treasury shares		-	(182)	-	(182)
Issue of perpetual preferred callable securities		-	679	-	679
Issue of share capital by the Company		231	159	-	159
Net disposal of interests in subsidiaries		-	-	26	26
Exercise of share options		5	4	-	4
Fair value of equity settled share options		-	80	20	100
Equity holders' funds at end of the year		4,090	4,751	1,668	6,419

Statement of Changes in Equity *continued*

for the six months ended 30 June 2006

£m

Year ended 31 December 2005	Notes	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at beginning of the year		386	600	445	122	1,712	-	3,265
Changes in equity arising in the year:								
Fair value gains / (losses):								
Property revaluation		-	-	27	-	-	-	27
Net investment hedge		-	-	(50)	(28)	-	-	(78)
Available-for-sale investments		-	-	(249)	-	-	-	(249)
Shadow accounting		-	-	117	-	-	-	117
Currency translation differences / exchange differences on translating foreign operations		-	-	-	263	-	-	263
Cash flow hedge amortisation		-	-	(12)	-	-	-	(12)
Redemption of convertible bonds		-	-	(18)	-	-	-	(18)
Other movements		-	-	-	-	(21)	-	(21)
Aggregate tax effect of items taken directly to or transferred from equity		-	-	34	-	-	-	34
Net expense recognised directly in equity		-	-	(151)	235	(21)	-	63
Profit for the year		-	-	-	-	867	-	867
Total recognised income and expense for the year		-		(151)	235	846	-	930
Dividend for the year	8	-	-	-	-	(184)	-	(184)
Net purchase of treasury shares		-	-	-	-	(182)	-	(182)
Issue of perpetual preferred callable securities		-	(9)	-	-	-	688	679
Issue of share capital by the Company		23	136	-	-	-	-	159
Exercise of share options		1	3	-	-	-	-	4
Fair value of equity settled share options		-	-	80	-	-	-	80
Attributable to equity holders of the parent at end of the year		410	730	374	357	2,192	688	4,751

Other reserves	£m At 31 December 2005
Merger reserve	184
Available-for-sale reserve	68
Investment property revaluation reserve	39
Cash flow hedge reserve	(3)
Share based payments reserve	86
Attributable to equity holders of the parent at end of the year	374

Retained earnings were reduced by £712 million at 31 December 2005 in respect of own shares held in policyholders funds, ESOP trusts, Black Economic Empowerment trusts and related undertakings.

Growth Equity Manager Ashfield Capital Partners to Join Old Mutual Asset Management

September 28, 2006 (Boston, MA) -- Old Mutual Asset Management, the U.S. asset management group of Old Mutual plc (LSE: OML), today announced that it reached an agreement to acquire a majority stake in a newly-formed investment advisor, Ashfield Capital Partners, via an agreement with San Francisco-based Ashfield & Co., a $3 billion boutique firm focused solely on managing growth stocks for institutional and private investors.

Under the terms of the agreement, Ashfield & Co. will contribute all of its assets to Ashfield Capital Partners. Old Mutual Asset Management will acquire a 55% interest in the new firm, and expects ultimately to increase its ownership to 85%.

As an affiliate of Old Mutual Asset Management, Ashfield Capital Partners will enjoy investment and operational autonomy, according to Scott Powers, chief executive officer of Old Mutual US, the US wealth management business of which Old Mutual Asset Management is a part. "This model places a premium on competitive investment performance and has been a major driver of Old Mutual Asset Management's substantial, organic growth in recent years," he said.

Mr. Powers noted that Ashfield & Co. has been distinguished for more than three decades by its disciplined approach to large cap growth equity management, as well as the stability of both its professional team and client base. Ashfield Capital Partners' capabilities are expected to include small capitalization growth. "Ashfield represents a strong growth-oriented addition to our affiliate line up, and I am delighted to welcome the firm to the Old Mutual Asset Management family," Mr. Powers said.

J. Stephen Lauck, CFA, is president and chief executive officer of Ashfield & Co. Its portfolio team managed more than $3 billion on behalf of clients, as of June 30, 2006.

"The ownership structure of Ashfield Capital Partners will directly align employee and client interests," said Mr. Lauck. He added that Ashfield & Co. will now have access to a wide range of operational and technological support from Old Mutual Asset Management, across product development, marketing, human resources, financial management, legal, compliance and risk management.

About Ashfield & Co.

Ashfield & Co., founded in 1973 and based in San Francisco, manages portfolios for domestic and international corporate retirement plans, public funds, multi-employer pension plans, endowments, foundations, as well as SMAs for private investors. The firm's six investment professionals managed a total of $3 billion on behalf of clients, as of June 30, 2006.

- more –

About Old Mutual US

Old Mutual US is a wealth management organization offering access to high-quality asset management and insurance strategies for institutional and individual investors through its three primary components: Old Mutual Asset Management (institutional), Old Mutual Capital (full-service retail platform), and Old Mutual Financial Network (life insurance and annuities operation).

About Old Mutual Asset Management and Old Mutual Capital

The member firms of Old Mutual Asset Management provide high-quality, actively managed investment products in all major asset classes and investment styles, with each firm focusing on its own specialized area of expertise. The group's member firms managed in aggregate $230.8 billion as of June 30, 2006. Denver-based Old Mutual Capital was established in 2004 to serve as the group's full-service mutual fund and managed account complex. The group's parent is Old Mutual plc, an international financial services company based in London, with operations in asset management, life insurance, banking and general insurance. More information on the group's member firms, and their investment teams and strategies, is available at www.oldmutualus.com.

For further information, please contact Hank Green, Ben-Abraham Associates, 212.867.0132 or hank@benabe.com.